As filed with the Securities and Exchange Commission on April 6, 2005.
                                                     Registration No. 333-116048
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         Post-Effective Amendment No. 1
                                       To
                                    Form S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              GulfWest Energy Inc.
             (Exact name of registrant as specified in its charter)

------------------------------- ---------------------------- -------------------
             Texas                        6790                   87-0444770
------------------------------- ---------------------------- -------------------
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
 incorporation or organization)      Classification Code     Identification No.)
                                          Number)

--------------------------------------------------------------------------------
                                                      Jim C. Bigham
                                              Vice President and Secretary
         GulfWest Energy Inc.             480 N. Sam Houston Parkway, Suite 300
480 N. Sam Houston Parkway, Suite 300             Houston, Texas 77060
         Houston, Texas 77060                   Telephone: (281) 820-1919
--------------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including (Name, address, including zip code, and telephone area code, of registrant's principal executive offices) number, including area code, of agent for service)
--------------------------------------------------------------------------------
                                   Copies To:
       -----------------------------------------------------------------
                                  Julien Smythe
                       Akin Gump Strauss Hauer & Feld LLP
                        1111 Louisiana Street, 44th Floor
                              Houston, Texas 77002
                            Telephone: (713) 220-5800
       -----------------------------------------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as selling shareholders may decide.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. : |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH A DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   Subject to Completion, Dated April 6, 2005
                               P R O S P E C T U S

                              GULFWEST ENERGY INC.


         18,879,197 Shares of GulfWest Energy Inc. Class A Common Stock
                                 (the "Shares")




         This prospectus relates to the resale of up to 18,879,197 Shares issuable to certain selling shareholders assuming the exercise of warrants or conversion and exchange of certain preferred stock by those shareholders. This offering is not being underwritten. The selling shareholders have advised us that they will sell the shares from time to time in the open market, in privately negotiated transactions or a combination of these methods at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under "Plan of Distribution." We will pay all expenses of registration incurred in connection with this offering, but the selling shareholders will pay all of their selling commission, brokerage fees and related expenses.

         Our common stock is traded over-the-counter under the symbol "GULF". On March 31, 2005, the average of the high and low bid and asked prices of our common stock as traded over-the-counter was $1.16 per share.

                                ---------------

         Investing in our stock involves a high degree of risk. Please see "Risk Factors" beginning on page 9 for a discussion of certain factors that you should consider before investing.

                                ---------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. The selling shareholders may not sell or offer those securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                      The date of this prospectus is , 2005

                                TABLE OF CONTENTS



PROSPECTUS SUMMARY...........................................................2

WHERE YOU CAN FIND ADDITIONAL INFORMATION....................................8

RISK FACTORS.................................................................9

CAPITALIZATION..............................................................15

DIVIDEND POLICY.............................................................16

FORWARD-LOOKING STATEMENTS..................................................17

MARKET PRICE OF COMMON STOCK................................................18

SELLING SHAREHOLDERS........................................................19

PLAN OF DISTRIBUTION........................................................22

SELECTED HISTORICAL FINANCIAL DATA..........................................24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.......................................................25

BUSINESS AND PROPERTIES.....................................................34

MANAGEMENT..................................................................43

EXECUTIVE COMPENSATION......................................................46

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............51

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................53

DESCRIPTION OF SECURITIES...................................................55

GLOSSARY OF INDUSTRY TERMS AND ABBREVIATIONS................................61

LEGAL MATTERS...............................................................63

EXPERTS.....................................................................63

                               PROSPECTUS SUMMARY

         This summary highlights selected information contained elsewhere in this prospectus. The following summary does not contain all of the information that may be important. You should read the detailed information appearing elsewhere in this prospectus before making an investment decision. Certain terms that we use in our industry are italicized and defined in the "Glossary of Industry Terms and Abbreviations". Unless otherwise indicated, all references to "GulfWest", the "Company", "we", "us" and "our" refer to GulfWest Energy Inc. and our subsidiaries.

Our Business

         We are primarily engaged in the acquisition, development, exploitation and production of crude oil and natural gas, primarily in the onshore producing regions of the United States. Our focus is on increasing production from our existing properties through further exploitation, development and exploration, and on acquiring additional interests in undeveloped and underdeveloped crude oil and natural gas properties.

         Since we made our first significant acquisition in 1993, we have substantially increased our ownership in producing properties and our crude oil and natural gas reserves through a combination of acquisitions and the further exploitation and development of our properties. At December 31, 2004, our part of the estimated proved reserves these properties contained was approximately
3.0 million barrels (MBbl) of oil and 29.1 billion cubic feet (Bcf) of natural gas with an estimated Net Present Value discounted at 10% (PV-10) of $114.1 million. At present, all of our properties are located on land in Texas, Colorado, Louisiana and Mississippi, except for the property in the shallow inland boundaries of Grand Lake, Louisiana. In the future, we plan to expand by acquiring additional properties in those areas, and in similar properties located in other producing regions of the United States, including the shallow waters of the Gulf of Mexico.

         Our operations are considered to fall within a single industry segment, which is the acquisition, development, production and servicing of crude oil and natural gas properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Company

         We were formed as a corporation under the laws of the State of Utah in 1987 as Gallup Acquisitions, Inc., and subsequently changed our name to First Preference Fund, Inc. in 1992. We became a Texas corporation by a merger effected in July 1992, in which our name became GulfWest Oil Company. On May 21, 2001, we changed our name to GulfWest Energy Inc. Our common stock is traded over-the-counter (OTC) under the symbol "GULF".

         Our principal office is located at 480 North Sam Houston Parkway East, Suite 300, Houston, Texas 77060 and our telephone number is (281) 820-1919.

Recent Transactions

         April 2004 Financing

         On April 27, 2004, we completed an $18,000,000 financing package with new energy lenders. We used $15,700,000 to retire existing debt of $27,584,145, resulting in forgiveness of debt of $12,475,612, the elimination of a hedging liability and the return to the Company of Series F Preferred Stock with an aggregate liquidation preference of $1,000,000. (This preferred stock, at the request of the Company, was transferred to a financial advisor to the Company and to two companies affiliated with two directors of the Company. See "Certain Relationships and Related Transactions.") This taxable gain resulting from these transactions will be completely offset by available net operating loss carryforwards. The term of the note is eighteen months and it bears interest at the prime rate plus 11%. This rate increases by .75% per month beginning in month ten. We paid the new lenders $1,180,000 in cash fees and also issued them warrants to purchase 2,035,621 shares of our common stock at an exercise price of $.01 per share, expiring in five years. The warrants are subject to anti-dilution provisions. In connection with the February 2005 transactions described below, the anti-dilution provisions were amended such that additional issuances of stock (other than issuances to all holders) would not trigger an adjustment to the number of shares issuable upon exercise of the warrants. We are required by the terms of the warrants to register the resale of the common stock underlying the warrants, and those shares are offered by this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Pursuant to a notice dated April 1, 2005, one of the lenders has given notice of its desire to exercise its warrants for all 1,017,811 shares of common stock underlying its warrants by "cashless" exercise; the shares to be issued by us in connection with this election are not treated as issued and outstanding in this prospectus.

         Simultaneously, our wholly-owned subsidiary, GulfWest Oil & Gas Company, completed the initial phase of a private offering of its Series A Preferred Stock for $4,000,000. The Series A Preferred Stock is exchangeable into our common stock based on a liquidation value of $500 per share of Series A Preferred Stock divided by $.35 per share of our common stock, or 11,428,571 shares. As part of an advisory fee, we issued $500,000 of the Series A Preferred Stock to a financial advisor. One of our directors acquired $1,500,000 of the Series A Preferred Stock. The resale of the shares of common stock received upon exchange of the Series A Preferred Stock for common stock or upon conversion of the Series H Preferred Stock into which certain of the shares of Series A Preferred Stock converted into on or prior to March 15, 2005 is offered by this prospectus.

         Pursuant to an agreement with the financial advisor, who provided access to the lenders and raised $1,900,000 of the Series A Preferred Stock, we paid the following: a cash fee of $400,000, at closing of the transaction; $250,000 in cash, payable $10,000 per month for 25 months; and $500,000 issued in Series A Preferred Stock (as mentioned above). In addition, the financial advisor received 400 shares of our Series F Preferred Stock from a former lender.

         Of the $21,500,000 total cash raised, we used $15,700,000 to pay existing debt and $1,580,000 to pay fees and commissions, leaving $4,220,000 available for capital expenditures and working capital.

         On January 7, 2005 we amended our April 2004 credit agreement to extend the target date for repayment to February 28, 2005. We exercised this option on January 26, 2005. We issued 29,100 shares of our common stock in connection with this amendment.

         February 2005 Preferred Stock Offering

         On February 28, 2005 we closed two offerings of preferred stock exempt from registration under Section 4(2) of the Securities Act of 1933. OCM GW Holdings, LLC, an affiliate of Oaktree Capital Management, LLC, its ultimate parent (see "Security Ownership of Certain Beneficial Owners and Management"), purchased 81,000 shares of Series G Convertible Preferred Stock, par value $0.01 per share, for a purchase price of $40,500,000. OCM GW Holdings also purchased 2,000 shares of GulfWest Oil & Gas Company's Series A Preferred Stock, par value $0.01 per share, for a purchase price of $1,500,000.

         Net proceeds of the offerings of approximately $38 million after expenses were used for the repayment of debt and other liabilities and for general corporate purposes. Approximately $20.8 million of proceeds went towards paying off the April 2004 credit agreement. Approximately $8.7 million went towards payment in full of two promissory notes, a credit agreement and revolving loan agreement with two banks. In addition, we used the proceeds from the offerings to pay $675,203 in accrued and unpaid dividends on our preferred stock. Approximately $1.5 million of the proceeds went towards investment banking and related fees.

         We and OCM GW Holdings entered into a Shareholders Rights Agreement on February 28, 2005 providing OCM GW Holdings with up to four demand registrations with respect to shares of Series G Preferred Stock and common stock upon the request of holders holding 50% or more of the registrable securities on an as converted basis, and unlimited piggyback registration rights. OCM GW Holdings is entitled to receive monthly financial reports, an annual business plan and operating budget, periodic filings and other information about us and, in addition, provides OCM GW Holdings with board observation rights. The Shareholders Rights Agreement subjects us to various restrictive covenants affecting the operation of our business. Further, OCM GW Holdings has a right of first refusal to purchase any additional securities proposed to be purchased by a third party from us. If we do not reincorporate in Delaware by July 30, 2005, we will be required to make additional payments on the Series G Preferred Stock in the amount of $80 per share per annum until the reincorporation occurs or a number of shares of Series G Preferred Stock are converted into a new series of preferred stock substantially similar to the Series G Preferred Stock except that (i) it will not have the right to vote, (ii) it will be redeemable at the holder's option on January 15, 2008, and if not redeemed the dividend will increase to 14%, (iii) it will not be convertible, (iv) it will bear a quarterly dividend at an annual rate of 12%, and (v) it will be optionally redeemable by us at any time. We are required to use our best efforts to convert certain of the shares of Series G Preferred Stock into this new preferred stock if the Delaware reincorporation has not occurred by December 31, 2005.

         We also entered into an Omnibus and Release Agreement with OCM GW Holdings and certain other shareholders on February 28, 2005, which prohibits those shareholders from, directly or indirectly, entering into any swap, option, future, forward or other similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of any of our newly authorized Series H Preferred Stock issuable upon exchange of our Series A Preferred Stock or common stock, although such holders may sell our common stock or, after February 28, 2007, the Series H Preferred Stock. After February 28, 2007, OCM GW Holdings and its affiliates have a right of first refusal to acquire any Series H Preferred Stock if a third party offers to acquire that stock, and the signatories to the Omnibus and Release Agreement have piggyback registration rights with respect to certain of the common stock held by them or issuable as a dividend. Shareholders (other than Holdings) that are party to the Omnibus and Release Agreement have agreed to vote in favor of our Delaware reincorporation. The restrictions imposed upon the shareholders that have executed the Omnibus and Release Agreement do not apply to shares of common stock owned by these shareholders, whether received upon conversion of the Series H Preferred Stock or otherwise, except as disclosed above.

         As part of the transactions described above, we authorized two new series of preferred stock and amended the terms of certain of our preferred stock. The newly authorized Series G Preferred Stock purchased by Holdings ranks junior to the Series F Preferred Stock as to dividends and liquidation (all of which has converted or whose holders have elected to convert to common stock), but senior to all other classes of capital stock. The Series G Preferred Stock provides for an 8% cumulative cash dividend, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, which will accrue but not be paid until the dividend owing April 1, 2009 is required to be paid, at which time we will commence quarterly dividend payments. Deferred dividends may be paid to the extent the board of directors elects to do so. Accrued dividends on the Series G Preferred Stock may be converted to common stock at a conversion price of $0.90. Accrued and unpaid deferred dividends are to be paid on liquidation or, at our option, with the consent of the holders affected, at any time. The Series G Preferred Stock is convertible at any time into our common stock at a conversion price of $0.90 per share, subject to adjustments for stock splits, combinations and the like, as well as subject to an adjustment for damages of $3 million or less arising from our breaches of covenants, representations or warranties under the Series G Preferred Stock subscription agreement or Shareholders Rights Agreement as if the holders of our common stock had received a special cash dividend of the amount of such damages. The Series G Preferred Stock may be redeemed by us after the fourth anniversary of issuance if a share of the underlying common stock trades at a price greater than the $.90 (as adjusted) conversion price for 30 consecutive trading days, at a price per share of Series G Preferred Stock equal to $500 plus accrued and unpaid dividends. In addition, we may be required to redeem the Series G Preferred Stock upon a change of control or if requested by a majority of holders if we breach the document governing the Series G Preferred Stock or if OCM GW Holdings and its affiliates suffer more than $3 million in damages arising from our breaches of covenants, representations or warranties under the Series G Preferred Stock subscription agreement or Shareholders Rights Agreement, provided that prior to the redemption date the holders may convert their shares to common stock. On a fully converted basis, the 81,000 outstanding shares of Series G Preferred Stock would convert into 45 million shares of common stock.

         As part of the February 2005 transactions the Statement of Resolution governing GulfWest Oil & Gas Company's Series A Preferred Stock was amended to require the holders of the Series A Preferred Stock to exchange all their shares for either approximately 1,429 shares of common stock per share of Series A Preferred Stock or for one share of our newly authorized Series H Convertible Preferred Stock per share of Series A Preferred Stock. If no election was made by a holder of Series A Preferred Stock by March 15, 2005, such holder's shares of Series A Preferred Stock would automatically be exchanged for common stock. Prior to the February 2005 transactions, 50 shares of the Series A Preferred Stock had been exchanged for 71,429 shares of our common stock. By March 15, 2005, five holders holding 6,700 shares of Series A Preferred Stock had elected to exchange their shares of Series A Preferred Stock for Series H Preferred Stock, 6,500 of which are treated as issued and outstanding in this prospectus. One such holder affiliated with a director immediately elected to convert its 200 Series H shares to 285,715 shares of common stock, which are treated as issued and outstanding in this prospectus. As of the date of this prospectus there are no issued and outstanding shares of Series A Preferred Stock.

         The Series H Preferred Stock is convertible into common stock at a conversion price of $0.35 a share and ranks junior to the Series G Preferred Stock as to dividends and liquidation but senior to all other outstanding classes of preferred stock of the Company. Holders of the newly authorized Series H Preferred Stock are entitled to quarterly dividends of 10 shares of common stock per share of Series H Preferred Stock, or 40 shares of common stock annually per shares of Series H Preferred Stock. The Series H Preferred Stock may be redeemed by us if we elect to redeem the Series G Preferred Stock, at a price per share of $500. The resale of shares of common stock issued or issuable upon conversion or exchange of the Series H Preferred Stock (held by persons other than OCM GW Holdings) and Series A Preferred Stock are offered by this prospectus. On a fully converted basis, the 6,500 outstanding shares of Series H Preferred Stock would convert into 9,285,716 shares of common stock.

         Holders of both the Series G Preferred Stock and Series H Preferred Stock vote on an as-converted basis with the holders of the common stock. The Series G Preferred Stock, voting as a class, has the right to elect a majority of our board.

         The Series D Preferred Stock, which does not pay dividends, will remain of equal priority with the Series E Preferred Stock as to liquidation. On a fully converted basis, the 8,000 outstanding shares of Series D Preferred Stock would convert into 500,000 shares of common stock.

         The terms of the Series E Preferred Stock were amended to provide for a 6%, rather than $30, annual dividend, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, payable quarterly. As amended, dividends on the Series E Preferred Stock will accrue but not be paid until March 31, 2009, at which time we will commence quarterly dividend payments. Deferred dividends on the Series E Preferred Stock may be paid to the extent the board of directors elects to do so or dividends on the Series G Preferred Stock are paid for a quarter. Accrued dividends on the Series E Preferred Stock may be converted to common stock at a conversion price of $0.90.

Accrued and unpaid deferred dividends are to be paid on liquidation or, at our option, with the consent of the holders affected, at any time. Further, the Series E Preferred stock was amended so that the February 2005 transactions would not trigger the change in control redemption right, although we may be required to redeem the Series E Preferred Stock upon a future change of control, at a price per share of $500 plus accrued and unpaid dividends. On a fully converted basis, the 9,000 outstanding shares of Series E Preferred Stock would convert into 2,250,000 shares of common stock.

         As required by the terms of the Series F Preferred Stock, we offered to redeem the outstanding shares of Series F Preferred Stock following the February 2005 offerings. However, the remaining 340 shares of Series F Preferred Stock outstanding elected to convert into 175,000 shares of common stock, and such common stock is treated as issued and outstanding in this prospectus, to be offered by this prospectus in addition to the 825,000 shares of common stock that have already been issued upon conversion of the Series F Preferred Stock. Shares of Series F Preferred Stock that have been issued and reacquired by us are considered retired and resume the status of authorized bur unissued and non-designated shares of our preferred stock.

         On February 28, 2004 effective at the closing of the February 2005 preferred stock transactions, Scott Manolis, Marshall Smith and Thomas Kaetzer resigned as members of our board of directors. Mr. Waggoner and John Loehr remained as directors and B. James Ford, Skardon F. Baker and Allan D. Keel were elected to fill the vacancies resulting from the resignation of such three directors. In addition, Allan D. Keel was appointed Chief Executive Officer and President and E. Joseph Grady was appointed Senior Vice President and Chief Financial Officer.

Securities Being Offered

         This prospectus covers the resale of our common stock acquired or to be acquired upon conversion or exchange of our Series D, E, F and H Preferred Stock or the Series A Preferred Stock and upon exercise of certain warrants we have issued:

     o 500,000 shares of common stock issuable upon conversion of the Series D Preferred Stock

     o 2,250,000 shares of common stock issuable upon conversion of the Series E Preferred Stock

     o 1,000,000 shares of common stock previously issued upon conversion of the Series F Preferred Stock

     o 6,428,573 shares of common stock issuable upon conversion of the Series H Preferred Stock

     o 285,715 shares of common stock previously issued upon conversion of the Series H Preferred Stock

     o 4,714,288 shares of common stock previously issued upon exchange of the Series A Preferred Stock

     o    3,700,621 shares of common stock issuable upon exercise of warrants.

         As of March 31, 2005, there was a total of 104,500 shares of preferred stock issued and outstanding in four series, including 8,000 shares of Series D Preferred Stock, 9,000 shares of Series E Preferred Stock, 81,000 shares of Series G Preferred Stock and 6,500 shares of Series H Preferred Stock (collectively, "Preferred Stock"). All our shares of Series F Preferred Stock have elected to convert into 1,000,000 shares of common stock offered by this prospectus. Shares issuable upon conversion of the Series G Preferred Stock are not covered by this prospectus. The 8,000 shares of Series D Preferred Stock are held by a former director and the 9,000 shares of Series E Preferred Stock are held by a current director. See "Certain Relationships and Related Transactions." The 81,000 shares of Series G Preferred Stock are held by OCM GW Holdings and a limited number of transferees, including an officer, and the 6,500 shares of Series H Preferred Stock are held by OCM GW Holdings, a director and two other investors. The shares of common stock issuable upon conversion of the Series H Preferred Stock held by OCM GW Holdings are not covered by this prospectus. On a fully converted basis, the 8,000 shares of Series D Preferred Stock would convert to 500,000 shares of common stock. On a fully converted basis, the 9,000 shares of Series E Preferred Stock would convert to 2,250,000 shares of common stock. On a fully converted basis, the 6,500 shares of Series H Preferred Stock outstanding would convert to 9,285,716 shares of common stock. Currently, approximately 6,000,000 shares of common stock to be offered by this prospectus have been issued upon conversion of preferred stock, inclusive of those holders who have elected to convert their shares, or whose shares were automatically exchanged into common stock, and treated as issued and outstanding in this prospectus.

         Since 1996 we have occasionally issued warrants to employees, consultants and directors as additional compensation. These warrants have exercise prices ranging from $0.75 to $1.20 per share and entitle the warrant holders to purchase up to 740,000 shares of common stock. The warrants exercisable for common stock offered by this prospectus contain certain anti-dilution provisions and have expiration dates from January 6, 2005 to December 7, 2006.

         Additionally, warrants have occasionally been issued to lenders or guarantors on loans to us as additional consideration for entering into the loans or guaranties. These warrants have an exercise price of $.75 per warrant and entitle the warrant holders to purchase up to 925,000 shares of common stock and are in addition to the warrants to purchase 2,035,621 shares of common stock issuable to our former lenders (one of which gave notice on April 1, 2005 of its desire to exercise its warrants for all 1,017,811 shares of common stock underlying its warrants by "cashless" exercise, which shares are not treated as issued and outstanding in this prospectus). A director of the Company has 625,000 of these warrants. The warrants contain certain anti-dilution provisions and have expiration dates ranging from February 12, 2005 to April 1, 2008.

         As of March 31, 2005, warrants exercisable for 300,000 shares of common stock initially covered by this prospectus have expired. This prospectus does not cover shares of common stock underlying warrants issued after July 15, 2004.

Summary of the Offering

         This prospectus relates to the resale of an aggregate of up to 18,879,197 shares of our common stock (the "Shares") issuable or issued to certain selling shareholders, assuming the conversion and exchange of the preferred stock described above, to the extent not already converted or exchanged, and the exercise of the warrants described above. The selling shareholders may offer to sell the Shares at fixed prices, at prevailing market prices at the time of sale, or at varying negotiated prices. We will not receive any proceeds from the resale of Shares by the holders thereof.

         As of March 31, 2005 the total number of shares of our common stock outstanding was 24,897,893, inclusive of shares of common stock underlying shares of preferred stock that have converted or whose holders have elected to convert to common stock, or whose shares were automatically exchanged into common stock, prior to the date of this prospectus, but otherwise not including the shares reserved for issuance upon the conversion and exchange of the preferred stock and the exercise of the warrants described above.

         On March 31, 2005 , the average of the high and low bid and asked prices of our common stock as traded over-the-counter was $1.16 per share.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed a registration statement on Form S-1, as amended, to register the shares of common stock being offered by this prospectus. In addition, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Prospective purchasers may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference facilities in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference facilities. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. As allowed by Securities and Exchange Commission rules, this prospectus does not contain all the information contained in the registration statement or in exhibits to the registration statement.

                                  RISK FACTORS

         Investing in our stock involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information in this prospectus before making an investment in our stock. Any of the following risks could cause the trading price of the Shares to decline.

         Our success depends heavily upon our ability to market our crude oil and natural gas production at favorable prices.

         In recent decades, there have been both periods of worldwide overproduction and underproduction of crude oil and natural gas, and periods of increased and relaxed energy conservation efforts. Such conditions have resulted in excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. At other times, there has been short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. These changes have resulted in dramatic price fluctuations.

         We may borrow funds to finance capital expenditures and for other purposes which could possibly have important consequences to our shareholders, including the following:

                  (i) Our indebtedness, acquisitions, working capital, capital expenditures or other purposes may be impaired;

                  (ii) Funds available for our operations and general corporate purposes or for capital expenditures will be reduced as a result of the dedication of a portion of our consolidated cash flow from operations to the payment of the principal and interest on our indebtedness;

                  (iii) We may be more highly leveraged than certain of our competitors, which may place us at a competitive disadvantage;

                  (iv) The agreements governing our long-term indebtedness and bank loans may contain restrictive financial and operating covenants;

                  (v) An event of default (not cured or waived) under financial and operating covenants contained in our debt instruments could occur and have a material adverse effect;

                  (vi) Certain of the borrowings under our debt agreements could have floating rates of interest, which would cause us to be vulnerable to increases in interest rates; and

                  (vii) Our degree of leverage could make us more vulnerable to a downturn in general economic conditions.

         We have incurred net losses in the past and there can be no assurance that we will be profitable in the future.

         We have incurred net losses in three of the last five fiscal years. We cannot assure you that our current level of operating results will continue or improve. Our activities could require additional debt or equity financing on our part. Since the terms and availability of this financing depend to a large degree upon general economic conditions and third parties over which we have no control, we can give no assurance that we will obtain the needed financing or that we will obtain such financing on attractive terms. In addition, our ability to obtain financing depends on a number of other factors, many of which are also beyond our control, such as interest rates and national and local business conditions. If the cost of obtaining needed financing is too high or the terms of such financing are otherwise unacceptable in relation to the opportunity we are presented with, we may decide to forego that opportunity. Additional indebtedness could increase our leverage and make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. Additional equity financing could result in dilution to our shareholders.

         Our future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, prices of crude oil and natural gas, rates of production, timing of capital expenditures and drilling success. These variables could have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

         Estimates of crude oil and natural gas reserves depend on many assumptions that may turn out to be inaccurate.

         Estimates of our proved reserves for crude oil and natural gas and the estimated future net revenues from the production of such reserves rely upon various assumptions, including assumptions as to crude oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating crude oil and natural gas reserves is complex and imprecise.

         Actual future production, crude oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable crude oil and natural gas reserves may vary substantially from the estimates we obtain from reserve engineers. Any significant variance in these assumptions could materially affect the estimated quantities and present value of reserves we have set forth. In addition, our proved reserves may be subject to downward or upward revision due to factors that are beyond our control, such as production history, results of future exploration and development, prevailing crude oil and natural gas prices and other factors.

         Approximately 22% of our total estimated proved reserves at December 31, 2004 were proved undeveloped reserves, which are by their nature less certain.

         Recovery of such reserves requires significant capital expenditures and successful drilling operations. The reserve data set forth in the reserve engineer reports assumes that substantial capital expenditures are required to develop such reserves. Although cost and reserve estimates attributable to our crude oil and natural gas reserves have been prepared in accordance with industry standards, we cannot be sure that the estimated costs are accurate, that development will occur as scheduled or that the results of such development will be as estimated.

         You should not interpret the present value referred to in this prospectus as the current market value of our estimated crude oil and natural gas reserves.

         In accordance with Securities and Exchange Commission requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower.

         The estimates of our proved reserves and the future net revenues from which the present value of our properties is derived were calculated based on the actual prices of our various properties on a property-by-property basis at December 31, 2004. The average sales prices of all properties were $40.41 per barrel of oil and $5.89 per thousand cubic feet (Mcf) of natural gas at that date.

         Actual future net cash flows will also be affected by increases or decreases in consumption by crude oil and natural gas purchasers and changes in governmental regulations or taxation. The timing of both the production and the incurring of expenses in connection with the development and production of crude oil and natural gas properties affect the timing of actual future net cash flows from proved reserves. In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

         Except to the extent that we acquire properties containing proved reserves or conduct successful development or exploitation activities, our proved reserves will decline as they are produced.

         In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted. Our future crude oil and natural gas production is highly dependent upon our success in finding or acquiring additional reserves.

         The business of acquiring, enhancing or developing reserves requires considerable capital.

         Our ability to make the necessary capital investment to maintain or expand our asset base of crude oil and natural gas reserves could be impaired to the extent that cash flow from operations is reduced and external sources of capital become limited or unavailable. In addition, we cannot be sure that our future acquisition and development activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs.

         Crude oil and natural gas drilling and production activities are subject to numerous risks, many of which are beyond our control.

         These risks include (i) the possibility that no commercially productive oil or gas reservoirs will be encountered; and, (ii) that operations may be curtailed, delayed or canceled due to title problems, weather conditions, governmental requirements, mechanical difficulties, or delays in the delivery of drilling rigs and other equipment that may limit our ability to develop, produce and market our reserves. We cannot assure you that new wells we drill will be productive or that we will recover all or any portion of our investment in such new wells.

         Drilling for crude oil and natural gas may not be profitable.

         Any wells that we drill may be dry wells or wells that are not sufficiently productive to be profitable after drilling. Such wells will have a negative impact on our profitability. In addition, our properties may be susceptible to drainage from production by other operators on adjacent properties.

         Our industry experiences numerous operating risks that could cause us to suffer substantial losses.

         Such risks include fire, explosions, blowouts, pipe failure and environmental hazards, such as oil spills, natural gas leaks, ruptures or discharges of toxic gases. We could also suffer losses due to personnel injury or loss of life; severe damage to or destruction of property; or environmental damage that could result in clean-up responsibilities, regulatory investigation, penalties or suspension of our operations. In accordance with customary industry practice, we maintain insurance policies against some, but not all, of the risks described above. Our insurance policies may not adequately protect us against loss or liability. There is no guarantee that insurance policies that protect us against the many risks we face will continue to be available at justifiable premium levels.

         As owners and operators of crude oil and natural gas properties, we may be liable under federal, state and local environmental regulations for activities involving water pollution, hazardous waste transport, storage, disposal or other activities.

         Our past growth has been attributable to acquisitions of producing crude oil and natural gas properties with proved reserves. There are risks involved with such acquisitions.

         The successful acquisition of properties requires an assessment of recoverable reserves, future crude oil and natural gas prices, operating costs, potential environmental and other liabilities, and other factors beyond our control. Such assessments are necessarily inexact and their accuracy uncertain. In connection with such an assessment, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems, nor will it permit us, as the buyer, to become sufficiently familiar with the properties to fully assess their capabilities or deficiencies. We may not inspect every well and, even when an inspection is undertaken, structural and environmental problems may not necessarily be observable.

         When we acquire properties, in most cases, we are not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities.

         We generally acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties, and in these situations we cannot assure you that we will identify all areas of existing or potential exposure. In those circumstances in which we have contractual indemnification rights for pre-closing liabilities, we cannot assure you that the seller will be able to fulfill its contractual obligations. In addition, the competition to acquire producing crude oil and natural gas properties is intense and many of our larger competitors have financial and other resources substantially greater than ours. We cannot assure you that we will be able to acquire producing crude oil and natural gas properties that have economically recoverable reserves for acceptable prices.

         We may acquire royalty, overriding royalty or working interests in properties that are less than the controlling interest.

         In such cases, it is likely that we will not operate, nor control the decisions affecting the operations, of such properties. We intend to limit such acquisitions to properties operated by competent parties with whom we have discussed their plans for operation of the properties.

         We will need additional financing in the future to continue to fund our development and exploitation activities.

         We have made and will continue to make substantial capital expenditures in our exploitation and development projects. We intend to finance these capital expenditures with cash flow from operations, existing financing arrangements or new financing. We cannot assure you that such additional financing will be available. If it is not available, our development and exploitation activities may have to be curtailed, which could adversely affect our business, financial condition and results of operations, as was the case in 2004 and 2003.

         The marketing of our natural gas production depends, in part, upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities.

         We could be adversely affected by changes in existing arrangements with transporters of our natural gas since we do not own most of the gathering systems and pipelines through which our natural gas is delivered to purchasers. Our ability to produce and market our natural gas could also be adversely affected by federal, state and local regulation of production and transportation.

         The crude oil and natural gas industry is highly competitive in all of its phases.

         Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of crude oil and natural gas prospects suitable for enhanced production efforts, the obtaining of goods and services from industry providers, and the hiring of experienced personnel. Our competitors in crude oil and natural gas acquisition, development, and production include the major oil companies, in addition to numerous independent crude oil and natural gas companies, individual proprietors and drilling programs.

         Many of these competitors possess and employ financial and personnel resources substantially in excess of those which are available to us and may, therefore, be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than our financial or personnel resources will permit. Our ability to generate reserves in the future will be dependent on our ability to select and acquire suitable producing properties and prospects while competing with these companies.

         The domestic oil industry is extensively regulated at both the federal and state levels. Although we believe we are presently in compliance with all laws, rules and regulations, we cannot assure you that changes in such laws, rules or regulations, or the interpretation thereof, will not have a material adverse effect on our financial condition or the results of our operations.

         Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden on the industry. There are numerous federal and state agencies authorized to issue rules and regulations affecting the oil and gas industry. These rules and regulations are often difficult and costly to comply with and carry substantial penalties for noncompliance.

         State statutes and regulations require permits for drilling operations, drilling bonds, and reports concerning operations. Most states also have statutes and regulations governing conservation matters, including the unitization or pooling of properties, and the establishment of maximum rates of production from wells. Some states have also enacted statutes prescribing price ceilings for natural gas sold within their states.

         Our industry is also subject to numerous laws and regulations governing plugging and abandonment of wells, discharge of materials into the environment and other matters relating to environmental protection. The heavy regulatory burden on the oil and gas industry increases the costs of our doing business as an oil and gas company, consequently affecting our profitability.

         We have "blank check" preferred stock.

         Our Articles of Incorporation authorize the Board of Directors to issue preferred stock without further shareholder action in one or more series and to designate the dividend rate, voting rights and other rights preferences and restrictions. The issuance of preferred stock could have an adverse impact on holders of common stock. Preferred stock is senior to common stock. Additionally, preferred stock could be issued with dividend rights senior to the rights of holders of common stock. Finally, preferred stock could be issued as part of a "poison pill", which could have the effect of deterring offers to acquire us. See "Description of Securities".

         We do not pay dividends on our common stock.

         Our board of directors presently intends to retain all of our earnings for the expansion of our business; therefore we do not anticipate distributing cash dividends on our common stock in the foreseeable future. Any decision of our board of directors to pay cash dividends will depend upon our earnings, financial position, cash requirements and other factors.

         One investor controls us.

         As a result of the February 2005 preferred stock offerings, OCM GW Holdings acquired a controlling interest in us. OCM GW Holdings has the right to acquire 45,468,255 shares of common stock pursuant to conversion of Series G Preferred Stock and Series H Preferred Stock owned by it which represents approximately 65% of the currently outstanding common stock, assuming the conversion of preferred stock held by it. See "Security Ownership of Certain Beneficial Owners and Management." Pursuant to the terms of Series G Preferred Stock, the holders of the Series G Preferred Stock, voting as a class, have the right to elect a majority of our board of directors. Holdings currently owns approximately 95% of the Series G Preferred Stock.

         Mr. J. Virgil Waggoner, a member of the Board and one of the selling shareholders, owns 9,545,229 shares of our common stock, which represents approximately 38% of the currently outstanding common stock. Additionally, Mr. Waggoner has the right to acquire an additional 7,180,715 shares pursuant to conversion of preferred stock and exercise of currently exercisable warrants and options. See "Security Ownership of Certain Beneficial Owners and Management." Mr. Waggoner has entered into a Share Transfer Restriction Agreement, dated February 28, 2005, with OCM GW Holdings, restricting his transfer of shares of capital stock, and an Irrevocable Proxy with respect to his stock thereby allowing OCM GW Holdings to vote such shares at any time in favor of our Delaware reincorporation or, if the reincorporation is not consummated by December 31, 2005, in favor of the conversion of certain of the Series G Preferred Stock into new preferred stock. The Irrevocable Proxy also grants OCM GW Holdings a proxy with additional rights with respect to his Series H Preferred Stock until such time as all the Series H Preferred Stock has converted into common stock.

         Additionally, OCM GW Holdings and all current directors and officers as a group represent approximately 82% of the outstanding voting power (assuming they convert all preferred stock other than the Series G Preferred Stock and Series H Preferred Stock, which vote on an as converted basis, and exercise all currently exercisable warrants and options held by them). For as long as Holdings, Mr. Waggoner and the other directors and officers continue to own over a majority of the outstanding voting power, they will be able to control elections to the board of directors that common shareholders are entitled to vote on and other matters submitted to shareholders. The percentage ownership of OCM GW Holdings, directors and officers could be reduced by the issuance of common stock on conversion of preferred stock and the exercise of warrants, although it is impossible to say how many shares will be actually issued.

         The holders of our common stock do not have cumulative voting rights, preemptive rights or rights to convert their common stock to other securities.

         We are authorized to issue 80,000,000 shares of common stock, $.001 par value per share. As of March 31, 2005 there were 24,897,893 shares of common stock issued and outstanding. Since the holders of our common stock do not have cumulative voting rights, the holder(s) of a majority of the shares of common stock, and Series G Preferred Stock and Series H Preferred Stock (on an as converted basis) present, in person or by proxy, will be able to elect all of the remaining members of our board of directors that the holders of the Series G Preferred Stock are not entitled to elect as a class. The holders of shares of our common stock do not have preemptive rights or rights to convert their common stock into other securities.

         The number of shares of outstanding common stock could increase significantly as a result of our recent transactions and we will need to increase the number of authorized shares of common stock.

         On an "as converted" basis, if all of the common stock underlying our various convertible and derivative securities, including warrants and granted employee stock options, outstanding at March 31, 2005, is issued by us, the number of our outstanding shares of common stock will increase to approximately
103.8 million shares (see "Management" for a description of options issued after March 31, 2005 to certain of our officers). Currently, we are only authorized to issue 80,000,000 shares of our common stock, 24,897,893 shares of which are outstanding as of March 31, 2005. We will need to seek shareholder approval in order to increase our authorized shares in order to accommodate the exercise or conversion of all our currently outstanding convertible preferred stock, options and warrants. It is impossible to say how many shares, if any, we will issue and how many shares, in turn, will be resold. However, it is possible that our stock price could decline significantly as a result of an increased number of shares being offered into the market.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of December 31, 2004 and as adjusted to give effect to the February 2005 transactions (see "Recent Transactions - February 2005 Preferred Stock Offering") and the issuance of the shares offered by this prospectus listed under "Summary - Securities Being Offered", assuming conversion and exchange of all the preferred stock described in this prospectus and exercise of all of the outstanding warrants. You should read this table in conjunction with our financial statements, "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus.

                                                     Capitalization Schedule
                                                     -----------------------
                                                                   Proforma                                           Adjusted
                                                     Actual      Adjustments     Proforma                             Proforma
                                                  December 31,    Assuming     December 31,    Adjustments for       December 31,
                                                       2004      Conversion(1)      2004      Recapitalization(2)        2004

Cash                                                  $411,377             $-      $411,377           $1,635,040      $2,046,417
                                                  ============= ============== ============= ====================   =============

Working capital, including cash(5)                $(33,353,875) $              $(33,353,875)         $34,879,771      $1,525,896
Total long-term debt, net of current portion           805,450                      805,450             (743,999)         61,451
                                                  ------------- -------------- ------------- --------------------   -------------

Total working capital and long-term debt          $(32,548,425) $              $(32,548,425)         $34,135,772      $1,587,347
                                                  ============= ============== ============= ====================   =============

Shareholders' equity
   Series A Preferred Stock, $0.1 par value, $500
    liquidation value, 8,000 shares outstanding            $80           $(80)           $-                   $-              $-
   Series D Preferred Stock, $0.1 par value, $500
    liquidation value, 8,000 shares outstanding             80            (80)            -                                    -
   Series E Preferred Stock, $0.1 par value, $500
    liquidation value, 9,000 shares outstanding             90            (90)            -                                    -
   Series H Preferred Stock, $0.1 par value, $500
    liquidation value, 340 shares outstanding                3             (3)            -                                    -
   Series F Preferred Stock, $0.1 par value, $500
    liquidation value, 2,000 shares outstanding                                           -                   20              20
   Series G Preferred Stock, $0.1 par value, $500
    liquidation value, 81,000 shares outstanding                                          -                  810             810
   Class A Common Stock, $.001 par value,
    19,393,969 shares outstanding actual
    37,371,738 as adjusted                              19,394         17,978        37,372                               37,372
   Additional paid-in-equity                        34,062,502      1,243,411    35,305,913           38,055,174 (3)  73,361,087
   Accumulated deficit                             (15,405,506)             -   (15,405,506)          (3,019,494)(4) (18,425,000)
                                                  ------------- -------------- ------------- --------------------   -------------

   Total shareholders' equity                      $18,676,643     $1,261,136   $19,937,779          $35,036,510     $54,974,289
                                                  ============= ============== ============= ====================   =============

------------------

(1) Adjustments to December 31, 2004 balance sheet assuming that all convertible securities registered under this S-1 Registration Statement were converted to common stock on December 31, 2004.
(2) Adjustments to the December 31, 2004 balance sheet to reflect the effects of the February 28, 2005 sales of Series G Preferred Stock, Series A Preferred Stock (subsequently converted to Series H Preferred Stock) and related transactions consummated pursuant to that recapitalization.
(3) $41,999,170 from the sale of Series G and Series A Preferred Stock less $3,943,996 in fees.

(4) Includes unamortized debt issue cost related to retired notes, unamortized note discount related to retired notes, closing fees related to the current transaction and preferred stock dividends paid out of the proceeds.
(5) Working capital is total current assets, including cash, less total current liabilities at the December 31, 2004 balance sheet date.

                                 DIVIDEND POLICY

         We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and to fund future growth. We do not anticipate paying any cash dividends in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

         We make forward-looking statements throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described (or that they will happen at all). The forward-looking information contained in this prospectus is generally located in the material set forth under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon our management's reasonable estimates of future results and trends.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF WHEN THIS PROSPECTUS IS DELIVERED OR THE DATE OF ANY SALE OF OUR COMMON STOCK.

                          MARKET PRICE OF COMMON STOCK

         Our Class A common stock, par value $0.001 per share, is traded over-the-counter (OTC) under the symbol "GULF". Fidelity Transfer Company, 1800 South West Temple, Suite 301, Box 53, Salt Lake City, Utah 84115, (801) 484-7222 is the transfer agent for the common stock. The high and low trading prices for the common stock for each quarter in 2005, 2004 and 2003 are set forth below. The trading prices represent prices between dealers, without retail mark-ups, mark-downs, or commissions, and may not necessarily represent actual transactions.

                                                      High          Low
       2005                                           ----          ---
       ----
       First Quarter                                  $1.49        $ .79
       Second Quarter (to April 4)                     1.14         1.18

       2004
       ----
       First Quarter                                  $ .56        $ .32
       Second Quarter                                   .56          .33
       Third Quarter                                    .85          .45
       Fourth Quarter                                   .94          .66

       2003
       ----
       First Quarter                                  $ .45        $ .42
       Second Quarter                                   .47          .35
       Third Quarter                                    .47          .43
       Fourth Quarter                                   .47          .32

         On an "as converted" basis, if all of the common stock underlying our various convertible and derivative securities, including warrants and granted employee stock options, outstanding at March 31, 2005 is issued by us, the number of our outstanding shares of common stock will increase to approximately
103.8 million shares. Currently, we are only authorized to issue 80,000,000 shares of our common stock, 24,897,893 shares of which are outstanding as of March 31, 2005 (inclusive of shares of common stock underlying shares of preferred stock that have converted or whose holders have elected to convert to common stock, or whose shares were automatically exchanged into common stock, prior to the date of this prospectus, but otherwise not including the shares issuable upon exercise of outstanding warrants or upon conversion and exchange of preferred stock) and held by approximately 620 beneficial owners.

                              SELLING SHAREHOLDERS

         The selling shareholders may offer and sell, from time to time, any or all of the Shares. Because the selling shareholders may offer all or only some portion of the 18,879,197 Shares, no estimate can be given as to the amount or percentage of these Shares that will be held by the selling shareholders upon termination of the offering. There will be no proceeds to us from the sale of shares of common stock in this offering. However, we will receive proceeds from the sale of shares of common stock upon the exercise of any warrants. Any proceeds received upon exercise of warrants will be used for general working capital purposes.

         The following table sets forth the name and relationship with us, if any, of certain of the selling shareholders and (i) the maximum number of shares of common stock which may be offered for the account of the selling shareholders under this prospectus, (ii) the amount and percentage of common stock that would be owned by the selling shareholders after completion of the offering, assuming a sale of all of the common stock which may be offered hereunder and (iii) the number of shares of common stock beneficially owned by the selling shareholders as of the date of this prospectus. Except as otherwise noted below, the selling shareholders have not, within the past three years, had any position, office or other material relationship with us.

         Beneficial ownership is determined under the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus. The shares issuable under these securities are treated as if outstanding for computing the percentage ownership of the person holding these securities but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

              Name and Address of                 Total Shares    Amount and  Total Shares
            Selling Security Holder                 Registered       % of         Owned1
                                                                   Ownership
----------------------------------------------- ----------------- ---------- ---------------
Drawbridge Special Opportunities Fund, L.P 2           1,017,810      0           1,017,810
1251 Avenue of the Americas
16th Floor                                                            *
New York, NY 10020
----------------------------------------------- ----------------- ---------- ---------------
D.B. Zwirn Special Opportunities Fund, L.P. 2          1,017,811      0           1,017,811
745 5th Avenue
18th Floor                                                            *
New York, NY 10151
----------------------------------------------- ----------------- ---------- ---------------
Petro Capital Advisors3                                1,558,572    75,000        1,633,572
1845 Woodall Rodgers Frwy., Suite 1700
Dallas, TX  75201                                                     *
----------------------------------------------- ----------------- ---------- ---------------
Virgil Waggoner4                                       7,160,715  9,565,229      16,725,944
6605 Cypresswood Drive, Suite 250
Spring, TX 77379                                                     25.3%
----------------------------------------------- ----------------- ---------- ---------------
Patrick Parker                                           857,143    45,000          902,143
Scarbrough Building, 6th and Congress,
101 W. 6th St. Suite 610                                              *
Austin, TX  78701
----------------------------------------------- ----------------- ---------- ---------------

              Name and Address of                 Total Shares    Amount and  Total Shares
            Selling Security Holder                 Registered       % of         Owned1
                                                                   Ownership
----------------------------------------------- ----------------- ---------- ---------------
Douglas Moreland                                       1,428,572    75,000        1,503,572
1655 East Layton Drive
Englewood, CO  80100                                                  *
----------------------------------------------- ----------------- ---------- ---------------
Stanley Chason                                            71,429      0              71,429
1230 Watervale Court,
Pasadena, MD  21122                                                   *
----------------------------------------------- ----------------- ---------- ---------------
XMen, LLC                                              1,714,286    90,000        1,804,286
520 Lake Cook Road, Suite105
Deerfield, IL  60015                                                  *
----------------------------------------------- ----------------- ---------- ---------------
Bruce Goldstein                                           77,143    3,000            80,143
1934 Deercrest Lane
Northbrook, IL  60062                                                 *
----------------------------------------------- ----------------- ---------- ---------------
Barry S. Cohn Revocable Trust                            214,286    11,250          225,536
2505 Astor Court
Glenview, IL  60025                                                   *
----------------------------------------------- ----------------- ---------- ---------------
Bargus Partnership                                       714,286    37,500          751,786
664 South Evergreen Ave
Woodbury Heights, NJ  08097                                           *
----------------------------------------------- ----------------- ---------- ---------------
Edwin J. Hagerty                                         371,429    19,500          390,929
5100 West Grove Dr.
Dallas, TX  75248                                                     *
----------------------------------------------- ----------------- ---------- ---------------
Star-Tex Trading Company                                 285,715    84,667          370,382
16300 Addison Rd., Suite 300
Addison, TX 75001                                                     *
----------------------------------------------- ----------------- ---------- ---------------
ST Advisory Corp./John E. Loehr5                         470,000   147,491          617,491
16300 Addison Rd., Suite 300
Addison, TX 75001                                                     *
----------------------------------------------- ----------------- ---------- ---------------
Thomas R, Kaetzer6                                       200,000   408,852          608,852
480 N. Sam Houston Parkway, Suite 300
Houston, TX 77060                                                    1.1%
----------------------------------------------- ----------------- ---------- ---------------
Jim C. Bigham7                                           100,000   160,985          260,985
480 N. Sam Houston Parkway, Suite 300
Houston, TX 77060                                                     *
----------------------------------------------- ----------------- ---------- ---------------
Marshall A. Smith III8                                   270,000   619,005          889,005
480 N. Sam Houston Parkway, Suite 300
Houston, TX 77060                                                    1.6%
----------------------------------------------- ----------------- ---------- ---------------

              Name and Address of                 Total Shares    Amount and  Total Shares
            Selling Security Holder                 Registered       % of         Owned1
                                                                   Ownership
----------------------------------------------- ----------------- ---------- ---------------

Intermarket Management LLC9                              500,000      0             500,000
170 Broadway., Suite 1700
New York, NY 10038                                                    *
----------------------------------------------- ----------------- ---------- ---------------
Star Investments , LTD                                    50,000      0              50,000
3421 Causeway Blvd., Suite 103
Metairie, LA 70002                                                    *
----------------------------------------------- ----------------- ---------- ---------------
Ray B. Nesbitt                                           150,000   243,333          393,333
1 Winston Woods
Houston, TX 77024                                                     *
----------------------------------------------- ----------------- ---------- ---------------
J. T. Thompson                                            40,000      0              40,000
1212 Woodhollow Drive, No. 15101
Houston, TX 77057                                                     *
----------------------------------------------- ----------------- ---------- ---------------
Ron Zimmerman                                             60,000      0              60,000
1212 Woodhollow Drive, No. 15101
Houston, TX 77057                                                     *
----------------------------------------------- ----------------- ---------- ---------------
Steven M. Morris                                         500,000      0             500,000
P.O. Box 941828
Houston, TX 77094                                                     *
----------------------------------------------- ----------------- ---------- ---------------
John Kruljac                                              20,000      0              20,000
8873 E. Bayou Gulch Road
Parker, CO 80134                                                      *
----------------------------------------------- ----------------- ---------- ---------------
USGT Investors                                            30,000      0              30,000
1845 Woodall Rodgers, Suite 1700
Dallas, TX  75201                                                     *
----------------------------------------------- ----------------- ---------- ---------------

------------------

*    Less than 1%
1    Includes shares registered hereunder.
2    The selling shareholder is a former lender.
3    The selling shareholder is a former investment advisor.
4    Mr. Waggoner is a member of the Board of the Company.  See "Management."
5    Mr. Loehr is a director of the Company.  See "Management."
     Reflects 270,000 shares issuable to Mr. Loehr pursuant to immediately exercisable warrants and 200,000 shares issued upon exchange of preferred stock held by ST Advisory Corp. ST Advisory Corp. is owned by John
     E. Loehr.
6    Mr. Kaetzer is Senior Vice President of Operations of the Company.  See "Management."
7    Mr. Bigham is Vice President and Secretary of the Company.  See "Management."
8    Mr. Smith was a director of the Company.
9    Mr. M. Scott Manolis was one of our directors. Mr. Manolis is an owner of Intermarket Management LLC.

                              PLAN OF DISTRIBUTION

         The selling shareholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted (currently the OTC Bulletin Board), in privately negotiated transactions or otherwise. Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. The shares of common stock being offered by this prospectus may be sold by the selling shareholders using one or more of the following methods, without limitation:

         (a) Block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

         (c) an exchange distribution in accordance with the rules of the applicable exchange;

         (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         (e)      privately negotiated transactions;

         (f) market sales (both long and short to the extent permitted under the federal securities laws);

         (g) at the market to or through market makers or into an existing market for the shares;

         (h) through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and

         (i)      a combination of any aforementioned methods of sale.

         In the event of the transfer by the selling shareholder of its shares to any pledgee, donee or other transferee, we will, if required, amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective amendment in order to have the pledgee, donee or other transferee in place of the selling shareholder who has transferred his or her shares.

         In effecting sales, brokers and dealers engaged by a selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholder or, if any of the broker-dealers act as an agent for the purchaser of such shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with a selling shareholder to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholder if such broker-dealer is unable to sell the shares on behalf of the selling shareholder. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above.

        A selling shareholder and any broker-dealers or agents that participate with that selling shareholder in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

         From time to time, a selling shareholder may pledge its shares of common stock pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by a selling shareholder, the broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling shareholders intend to comply with the prospectus delivery requirements under the Securities Act of 1933 by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act of 1933 which may be required in the event a selling shareholder defaults under any customer agreement with brokers.

         To the extent required under the Securities Act of 1933, a post effective amendment to this registration statement will be filed, disclosing the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

         We and the selling shareholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as a selling shareholder is a distribution participant and we, under certain circumstances, may be a distribution participant, under Regulation M. All of the foregoing may affect the marketability of the common stock.

         All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the selling shareholder, the purchasers participating in such transaction, or both.

         Any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

                       SELECTED HISTORICAL FINANCIAL DATA

         The following table sets forth selected historical financial data of our company as of December 31, 2004, 2003, 2002, 2001 and 2000, and for each of the periods then ended. See "Business and Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The income statement data for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data at December 31, 2004 and 2003 are derived from our audited financial statements contained elsewhere herein. The income statement data for the years ended December 31, 2001 and 2000 and the balance sheet data at December 31, 2002, 2001 and 2000 are derived from our Annual Report on Form 10-K for those periods. You should read this data in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.


                                                         Year Ended December 31,
                                        2004         2003         2002         2001         2000
                                     ------------ ------------ ------------ ------------ -----------
Income Statement Data
---------------------

Operating Revenues                   $11,207,673  $11,010,723  $10,839,797  $12,990,581  $8,984,175
Net income (loss) from
  operations                           1,557,815      558,774      310,290    3,451,875   2,464,017
Net income (loss)                      8,072,221   (3,024,426)  (4,502,313)   1,044,291     352,774
Dividends on preferred stock            (455,612)    (127,083)    (112,500)     (56,250)          -
Net income (loss) available to
  common shareholders                  7,761,863   (3,151,509)  (4,614,813)     988,401     352,774
Net income (loss), per share
  of Common Stock                           $.41        $(.17)       $(.25)        $.05        $.02
Weighted average number
  of shares of common
  stock outstanding                   18,535,022   18,492,541   18,492,541   18,464,343  17,293,848

Balance Sheet Data
------------------

Current assets                        $2,214,542   $1,742,689   $2,353,046   $2,205,862  $2,934,804
Total assets                          57,700,891   52,428,774   53,088,941   51,379,209  32,374,128
Current liabilities                   35,568,417   44,619,652   43,998,566   12,492,365   7,594,986
Long-term obligations                  1,950,300    1,393,607      137,808   26,541,957  18,077,371
Other liabilities                      1,505,527      591,467    1,128,993            -           -
Stockholders' Equity                 $18,676,643   $5,824,648   $7,823,574  $12,344,887  $6,701,771

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         You should read the following discussion in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. Please see "Risk Factors" and "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview.

         We are primarily engaged in the acquisition, development, exploitation and production of crude oil and natural gas, primarily in the onshore producing regions of the United States. Our focus is on increasing production from our existing properties through further exploitation, development and exploration, and on acquiring additional interests in undeveloped crude oil and natural gas properties. Our gross revenues are derived from the following sources:

         1. Oil and gas sales that are proceeds from the sale of crude oil and natural gas production to midstream purchasers;

         3. Operating overhead and other income that consists of administrative fees received for operating crude oil and natural gas properties for other working interest owners, and for marketing and transporting natural gas for those owners. This also includes earnings from other miscellaneous activities.

         3. Well servicing revenues that are earnings from the operation of well servicing equipment under contract to other operators. During 2004, our well servicing equipment was used only for our own account.

         The following is a discussion of our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our Consolidated Financial Statements and the Notes thereto contained elsewhere herein.

         Results of Operations.

         The factors which most significantly affect our results of operations are (1) the sales price of crude oil and natural gas, (2) the level of total sales volumes of crude oil and natural gas, (3) the cost and efficiency of operating our own properties, (4) depletion and depreciation of oil and gas property costs and related equipment, (5) the level of and interest rates on borrowings, (6) the level and success of acquiring or finding new reserves, and the acquisition, finding and development costs incurred in adding these reserves, and (7) the adoption of changes in accounting rules.

         We consider depletion and depreciation of oil and gas properties and related support equipment to be critical accounting estimates, based upon estimates of total recoverable oil and gas reserves.

         The estimates of oil and gas reserves utilized in the calculation of depletion and depreciation are estimated in accordance with guidelines established by the (engineering standards reference), the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations over prices and costs existing at year end, except by contractual arrangements.

         We emphasize that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. Our policy is to amortize capitalized oil and gas costs on the unit of production method, based upon these reserve estimates. It is reasonably possible that the estimates of future cash inflows, future gross revenues, the amount of oil and gas reserves, the remaining estimated lives of the oil and gas properties, or any combination of the above may be increased or reduced in the near term. If reduced, the carrying amount of capitalized oil and gas properties may be reduced materially in the near term.

         Comparative results of operations for the periods indicated are discussed below.

         Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

         Revenues

         Oil and Gas Sales. Our operating revenues from the sale of crude oil and natural gas increased by 2% from $10,844,000 in 2003 to $11,101,000 in 2004. Revenue increases due to higher oil and natural gas sales prices were substantially offset by a 17% decrease in sales volumes, 12% of which was due to normal oil and gas production declines and 5% due to property sales.

         Operating Overhead and Other Income. Revenues from these activities decreased 36% from $166,000 in 2003 to $107,000 in 2004, primarily due to (1) a one time $58,000 contract settlement received in 2003, and (2) lower pipeline volumes resulting in less transportation revenue.

         Costs and Expenses

         Lease Operating Expenses. Lease operating expenses decreased 12% from $5,528,000 in 2003 to $4,880,000 in 2004, 5% was due to lower variable costs on lower production volumes and 7% due to property sales. On a per BOE basis, costs increased from $13.16 in 2003 to $14.10 per BOE in 2004 because of lower volume and higher vendor prices.

         Depreciation, Depletion and Amortization (DD & A). DD & A decreased 2% from $2,226,000 in 2003 to $2,185,000 in 2004, due to lower production volumes. On a per BOE basis, the DD & A rate increased from $5.30 in 2003 to $6.31 per BOE in 2004 due to higher than anticipated development costs.

         The cost of Dry Holes, Abandoned Property and Impaired Assets expense in 2004 was $453,000 (abandoned- $391,000; impaired- $62,000), compared to
$359,000 (dry holes- $70,000; abandoned- $289,000) in 2003. The abandoned property was due to a lack of capital to complete projects resulting in the loss of leases.

         General and Administrative (G & A) Expenses. G & A expenses decreased 11% from $2,262,000 in 2003 to $2,019,000 in 2004 due to expenses incurred in 2003 associated with financing efforts that were not culminated.

         Interest Income and Expense. Interest expense increased 24% from $3,363,000 in 2003 to $4,154,000 in 2004. In April 2004 we retired debt of approximately $27.6 million carrying an interest rate of prime plus 3.5% and replaced it with debt of approximately $18.0 million that carries an interest rate of prime plus 11.0%. Also, included in 2004 is non cash interest expense of approximately $.4 million resulting from the discounting on a note payable issued in 2004.

         Other Financing Costs. Other financing costs increased 47% from $1,000,000 in 2003 to $1,472,000 in 2004. In 2003, we recorded an expense of
$1,000,000 to account for the issuance of 2,000 shares of our preferred stock in conjunction with the financial agreement on the retired debt referred to above. The expense in 2004 represents the amortized portion of loan fees associated with the refinancing of debt referred to above.

         Unrealized Gain (Loss) on Derivative Instruments. The estimated future fair value of derivative instruments at December 31, 2004 resulted in an estimated unrealized loss of $1,506,000 in 2004 compared to an unrealized gain of $537,000 in 2003. Estimated unrealized gain/loss on oil and gas price hedges in place on a particular balance sheet date is based on a "mark to market" calculation based on a market price forecast on the balance sheet date compared to the prices provided for in the derivative instruments.

         Loss on Sale of Property and Equipment. We recorded a loss on sale of property and equipment of $2,034,000 in 2004 as compared to $20,000 in 2003. See
Note 3 to the Financial Statements.

         Accretion Expense. Accretion expense decreased 6% from $77,000 in 2003 to $72,000 in 2004 due to sales of oil and gas properties.

         Forgiveness of Debt. In 2004 we had $12,476,000 in debt forgiven as the result of debt refinancing in April, 2004.

         Dividends on Preferred Stock. In 2004, a dividend on preferred stock due was $456,000. In 2003 dividends on preferred stock due was $127,000. The board of directors did not declare any dividends be paid.

         Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

         Revenues

         Oil and Gas Sales. Our operating revenues from the sale of crude oil and natural gas increased by 4% from $10,447,000 in 2002 to $10,844,000 in 2003. This increase was due to higher sales prices, offset by normal oil and gas production declines and resulting in lower production volumes. We were unable to offset those declines and maintain or increase production through development efforts because of limited development capital.

         Well Servicing Revenues. There were no revenues from our well servicing operations in 2003 compared to $39,000 in 2002 since we ceased performing work for other operators and concentrated on our own properties.

         Operating Overhead and Other Income. Revenues from these activities decreased 53% from $354,000 in 2002 to $166,000 in 2003, primarily due to (1) the loss of an oil and gas marketing contract and (2) lower pipeline volumes resulting in less transportation revenue.

         Costs and Expenses

         Lease Operating Expenses. Lease operating expenses increased 2% from $5,430,000 in 2002 to $5,528,000 in 2003 due to increased vendor prices.

         Cost of Well Servicing Operations. There were no well servicing expenses in 2003 compared to $56,000 in 2002 since we did not work for other operators.

         Depreciation, Depletion and Amortization (DD & A). DD & A decreased 17% from $2,698,000 in 2002 to $2,226,000 in 2003, due to lower production volumes. We also recorded in other income $262,000 related to the cumulative effect of adopting SFAS 143 "Asset Retirement Obligations".

         Dry Holes, Abandoned Property and Impaired Assets. The cost of abandoned property in 2003 was $359,000 because the lack of capital to complete projects resulted in the loss of leases. This compared to combined costs of dry holes, abandoned property and impaired assets of $617,000 in 2002.

         General and Administrative (G and A) Expenses. G and A expenses increased 31% from $1,728,000 in 2002 to $2,262,000 in 2003 due to expenses associated with financing efforts that were not culminated.

         Interest Income and Expense. Interest expense increased 6% from $3,159,000 in 2002 to $3,363,000 in 2003 due to penalty interest paid to our largest lender under a provision in the loan agreement.

         Other Financing Costs. In 2003, we recorded an expense of $1,000,000 to account for the failed issuance of 2,000 shares of our preferred stock to our largest lender under a financial agreement.

         Unrealized Gain (Loss) on Derivative Instruments. The estimated future fair value of derivative instruments at December 31, 2003 resulted in an unrealized gain of $537,000 in 2003 compared to an unrealized loss of $1,597,000 in 2002.

         Loss on Sale of Property and Equipment. We recorded a loss on sale of property and equipment of $20,000 in 2003 as compared to $57,000 in 2002. See
Note 3 to the Financial Statements.

         Accretion Expense. We recorded accretion expenses of $77,000 as a result of adapting SPAS 143 "Asset Retirement Obligations", effective January 1, 2003.

         Dividends on Preferred Stock. In 2003, dividends due on preferred stock due was $127,000, however the board of directors did not declare any dividends to be paid. In 2002, dividends on preferred stock due was $112,000, and paid was $112,000.

         Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         Revenues

         Oil and Gas Sales. Our operating revenues from the sale of crude oil and natural gas decreased by 16% from $12,426,000 in 2001 to $10,447,000 in 2002. This decrease resulted from normal oil and gas production declines and the inability to offset those declines through development efforts because of limited development capital.

         Well Servicing Revenues. Revenues from our well servicing operations decreased by 77% from $169,000 in 2001 to $39,000 in 2002. This decrease was due to performing less work for third parties and the sale of one of our workover rigs.

         Operating Overhead and Other Income. Revenues from these activities decreased 10% from $395,000 in 2001 to $354,000 in 2002, primarily as a result of the termination of a gas transportation sales contract with a local utility.

Costs and Expenses

         Lease Operating Expenses. Lease operating expenses increased 5% from $5,155,000 in 2001 to $5,430,000 in 2002 due to increased vendor prices.

         Cost of Well Servicing Operations. Well servicing expenses decreased 69% from $182,000 in 2001 to $56,000 in 2002 due to less work under contract to third parties and the sale of one workover rig.

         Depreciation, Depletion and Amortization (DD & A). DD & A increased 8% from $2,491,000 in 2001 to $2,698,000 in 2002, due to our proved reserves being calculated slightly lower at the end of 2001.

         Dry Holes, Abandoned Property, Impaired Assets. The costs of a dry hole in Louisiana of $339,000, abandoned property in Oklahoma of $222,000 and impaired assets in Mississippi of $55,000 totaled $617,000 in 2002 compared to none in 2001.

         General and Administrative (G & A) Expenses. G & A expenses increased only slightly from $1,710,000 in 2001 to $1,728,000 in 2002.

         Interest Income and Expense. Interest expense increased 15% from $2,757,000 in 2001 to $3,159,000 in 2002 due to increased debt associated with the funding of acquisitions in August, 2001, capital used in our development program and issuance of warrants associated with working capital loans.

         Unrealized Gain (Loss) on Derivative Instruments. The estimated future fair value of derivative instruments at December 31, 2002 resulted in an unrealized loss of $1,597,000 in 2002 compared to an unrealized gain of $4,215,000 in 2001. Also in 2001, an unrealized loss of $3,747,000, resulting from the cumulative effect of adopting SFAS No. 133 "Accounting for Derivative Instruments and Other Hedging Activities," was recorded.

         Loss on Sale of Property and Equipment. We recorded a loss on sale of property and equipment of $57,000 in 2002 as compared to $118,000 in 2001. See
Note 3 to the Financial Statements.

         Dividends on preferred stock due was $112,000 and paid was $112,000 in 2002. Dividends on preferred stock due was $56,000 and paid was $28,000 in 2001.

Contractual Obligations

         Our obligations as of December 31, 2004, under contractual obligations with maturities exceeding one year, were as follows:

                                                                                                              More than
                                   Total            2005        2006         2007         2008         2009    5 years
                                ------------ ------------ ----------- ------------ ------------ ------------ -----------
Long-term debt obligations      $23,603,897  $22,798,447    $506,565     $286,673      $12,212           $-          $-
Operating lease obligations         302,279      132,979     135,323       33,977            -            -           -

Asset retirement obligations      1,144,854            -           -       49,034       20,989            -   1,074,831
                                ------------ ------------ ----------- ------------ ------------ ------------ -----------
                                $25,051,030  $22,931,426    $641,888     $369,684      $33,201           $-  $1,074,831
                                ============ ============ =========== ============ ============ ============ ===========

Financial Condition and Capital Resources.

         At December 31, 2004, our current liabilities exceeded our current assets by $33,353,875, primarily because of the classification of approximately $29.6 million of Company debt as current. Substantially all of that debt was paid off in conjunction with the February 28, 2005 investment by Oaktree Capital Management (see below). We had income available to common shareholders of $7,616,609 compared to a loss available to common shareholders of $3,151,509 at December 31, 2003.

         On April 27, 2004, we completed an $18,000,000 financing package with new energy lenders. We used $15,700,000 in net proceeds from the financing to retire existing debt of $27,584,145, resulting in forgiveness of debt of $12,475,612, the elimination of a hedging liability and the return to the Company of Series F Preferred Stock with an aggregate liquidation preference of $1,000,000 (this preferred stock, at the request of the Company, was transferred by the previous lender to a financial advisor to the Company and to two companies affiliated with two directors of the Company in satisfaction of Company obligations to them). (See "Certain Relationships and Related Transactions.") This taxable gain resulting from these transactions will be completely offset by available net operating loss carryforwards. The term of the note is eighteen months and it bears interest at the prime rate plus 11%. This rate increases by .75% per month beginning in month ten. We paid the new lenders $1,180,000 in cash fees and also issued them warrants to purchase 2,035,621 shares of our Common Stock at an exercise price of $.01 per share, expiring in five years. The warrants are subject to anti-dilution provisions. In connection with the February 2005 transactions described below, the anti-dilution provisions were amended such that additional issuances of stock (other than issuances to all holders) would not trigger an adjustment to the number of shares issuable upon exercise of the warrants.

         On January 7, 2005, we amended our April 2004 credit agreement to extend the target date for repayment to February 28, 2005. We exercised this option on January 26, 2005. We issued 29,100 shares of our common stock in connection with this amendment.

         In a subsequent event, on February 28, 2005, we sold in a private placement, 81,000 shares of our Series G Preferred Stock to OCM GW Holdings for an aggregate offering price of $40.5 million. GOGC issued, in a private placement, 2,000 shares of our Series A Preferred Stock, having a liquidation preference of $1.0 million, to OCM GW Holdings for $1.5 million. Net proceeds of the offerings of approximately $38 million after expenses are being used for the repayment of substantially all of our outstanding debt and other past due liabilities and for general corporate purposes.

         The Series G Preferred Stock bears a coupon of 8% per year, has an aggregate liquidation preference of $40.5 million, is convertible in the Common Stock at $0.90 per share and is senior to all of our outstanding capital stock. For the first four years after issuance, we may defer the payment of dividends on the Series G Preferred Stock and these deferred dividends will also be convertible into our Common Stock at $0.90 per share. In addition, the Series G Preferred Stock is entitled to nominate and elect a majority of the members of the Board of Directors of GulfWest.

         In connection with these transactions, the terms of the Series A Preferred Stock have been amended such that by March 15, 2005, all such stock would either convert into a newly created Series H Preferred Stock on a one for one basis or into Common Stock at a conversion price of $0.35 per share. The Series H Preferred Stock is required to be paid a dividend of 40 shares of Common Stock per share of Series H Preferred Stock per year. In addition, the Series H Preferred Stock is convertible into Common Stock at a conversion price of $0.35 per share. At March 15, 2005, holders of 6,700 shares of Series A Preferred Stock converted to Series H Preferred Stock and holders of 3,250 shares of Series A Preferred Stock converted to an aggregate 4,642,859 shares of Common Stock. One Series H Preferred Stock holder converted its shares of Series H Preferred Stock to 285,715 shares of Common Stock. The outstanding Series H Preferred Stock has an aggregate liquidation preference of $3.250 million. The Series H Preferred Stock is senior to all of our outstanding capital stock other than Series G Preferred Stock.

         In addition, we amended the terms of our 9,000 shares of Series E Preferred Stock such that the coupon of 6% per year they bear may be deferred for the next four years and these deferred dividends will be convertible into Common Stock at conversion price of $0.90 per share. The initial liquidation preference of the Series E Preferred Stock of $500 per share remains convertible into Common Stock at $2.00 per share. The Series E Preferred Stock has an aggregate liquidation preference of $4.5 million, and is senior to all of our Common Stock, of equal preference with our Series D Preferred Stock as to liquidation and junior to our Series G Preferred Stock and H.

Inflation and Changes in Prices.

         While the general level of inflation affects certain costs associated with the petroleum industry, factors unique to the industry result in independent price fluctuations. Such price changes have had, and will continue to have a material effect on our operations; however, we cannot predict these fluctuations.

         The following table indicates the average crude oil and natural gas prices received over the last three years by quarter. Average prices per barrel of oil equivalent, computed by converting natural gas production to crude oil equivalents at the rate of 6 Mcf per barrel, indicate the composite impact of changes in crude oil and natural gas prices.


                                     Average Prices(1)
                   -----------------------------------------------------
                     Crude Oil                                 Per
                        And              Natural           Equivalent
                      Liquids              Gas               Barrel
                   --------------     --------------     ---------------
                     (per Bbl)          (per Mcf)
2004
 ----
First                     $27.97              $4.87              $28.59
Second                     30.41               5.34               31.18
Third                      32.72               5.44               33.36
Fourth                     35.32               5.97               35.58

2003
 ----
First                     $24.53              $5.36              $28.08
Second                     23.53               4.47               25.04
Third                      23.85               4.32               24.86
Fourth                     24.99               4.56               25.02

2002
 ----
First                     $19.40              $2.81              $18.31
Second                     20.75               3.16               19.83
Third                      22.04               2.87               19.67
Fourth                     22.38               3.56               22.11

------------------

(1) Average sales price are shown net of the settled amounts of our oil and gas hedge contracts.

Qualitative and Quantitative Disclosures About Market Risk.

         The following market rate disclosures should be read in conjunction with our financial statements and notes thereto beginning on Page F-1 of this prospectus. All of our financial instruments are for purposes other than trading. We only enter into derivative financial instruments in conjunction with our oil and gas sales price hedging activities. Hypothetical changes in interest rates and prices chosen for the following stimulated sensitivity effects are considered to be reasonably possible near-term changes generally based on consideration of past fluctuations for each risk category. It is not possible to accurately predict future changes in interest rates and product prices. Accordingly, these hypothetical changes may not be an indicator of probable future fluctuations.

Interest Rate Risk

         We are exposed to interest rate risk on debt with variable interest rates. At December 31, 2004, we carried variable rate debt of $30,189,455. Assuming a one percentage point change at December 31, 2004 on our variable rate debt, the annual pretax net income or loss would change by $301,895.

Commodity Price Risk

         In the past we have entered into, and may in the future enter into, certain derivative arrangements with respect to portions of our oil and natural gas production to reduce our sensitivity to volatile commodity prices. During 2004, 2003, and 2002, we entered into price swaps and put agreements with financial institutions. We believe that these derivative arrangements, although not free of risk, allow us to achieve a more predictable cash flow and to reduce exposure to price fluctuations. However, derivative arrangements limit the benefit to us of increases in the prices of crude oil and natural gas sales. Moreover, our derivative arrangements apply only to a portion of our production and provide only partial price protection against declines in price. Such arrangements may expose us to risk of financial loss in certain circumstances. We expect that the monthly volume of derivative arrangements will vary from time to time. We continuously reevaluate our price hedging program in light of market conditions, commodity price forecasts, capital spending and debt service requirements. The following hedges were in place at December 31, 2004 or were added subsequent to that date and are effective for the periods shown.

               Crude Oil                                       Volume/ Month              Average Price/ Unit
               ---------                                       -------------              -------------------
January 2005 thru October 2005                Swap              10,000 Bbls                     $32.00
April  2005 thru June 2005                    Swap               2,000 Bbls                     $56.50
July 2005 thru October 2005                   Swap               1,000 Bbls                     $56.50
November & December 2005                      Swap              11,000 Bbls                     $56.50
January 2006 thru March 2006                 Collar             10,000 Bbls           Floor $50.00-$59.00 Ceiling
April 2006 thru December 2006                Collar              9,000 Bbls           Floor $50.00-$59.00 Ceiling
January 2007 thru December 2007              Collar              3,000 Bbls           Floor $45.00-$59.45 Ceiling

              Natural Gas                                     Volume/ Month               Average Price/ Unit
              -----------                                     -------------               -------------------
January 2005 thru October 2005                Swap             60,000 MMBTU                      $5.15
April  2005 thru June 2005                    Swap             20,000 MMBTU                      $7.45
July 2005 thru October 2005                   Swap             10,000 MMBTU                      $7.45
November & December 2005                      Swap             70,000 MMBTU                      $7.45
January 2006 thru December 2006              Collar            70,000 MMBTU            Floor $6.00-$8.25 Ceiling
January 2007 thru December 2007              Collar            20,000 MMBTU            Floor $6.00-$6.95 Ceiling

         These volumes represent approximately 75% of the estimated production (for both oil and natural gas) on currently producing properties for the remainder of 2005 and for 2006 and approximately 30% of estimated production for 2007.

         We also had, at December 31, 2004, the following puts options in place for the months reflected. These contracts were terminated in conjunction with the new swap and cost-less collars added in March 2005.

                   Crude Oil                               Monthly Volume                     Price per Bbl
                   ---------                               --------------                     -------------
November 1, 2005 to April 30, 2006                           7,000 Bbls                            $25.75 put
May 1, 2006 to October 31, 2006                              6,000 Bbls                            $25.75 put
November 1, 2006 to April 30, 2007                           5,000 Bbls                            $25.75 put

                  Natural Gas                              Monthly Volume                    Price per MMBTU
                  -----------                              --------------                    ---------------
November 1, 2005 to April 30, 2006                          50,000 MMBTU                           $4.50 put
May 1, 2006 to October 31, 2006                             40,000 MMBTU                           $4.50 put
November 1, 2006 to April 30, 2007                           30,000 MMBTU                          $4.50 put

         Effective January 1, 2001, we adopted SFAS No. 133 "Accounting for Derivative Instruments and Other Hedging Activities", as amended by SFAS No. 137 and No. 138. As a result of a financing agreement with an energy lender, we were required to enter into an oil and gas hedging agreement with the lender. It has been determined this agreement meets the definition of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and is accounted for as a derivative instrument.

         The estimated change in fair value of the derivatives is reported in Other Income and Expense as unrealized (gain) loss on derivative instruments. The estimated fair value of the derivatives as of the balance sheet dates is reported in Other Assets (or Other Liabilities) as derivative instruments.

         Oil and gas sales are adjusted for gains or losses related to the effective portion of hedging transactions as the underlying hedged production is sold. Changes in fair value of the ineffective portion of designated hedges or for derivative arrangements that do not qualify as hedges are recognized in the consolidated statement of income as derivative gain or loss. Adjustments to oil and gas sales realized from our hedging activities resulted in a reduction in revenues of $1,841,209, $1,496,303 and $368,776 in 2004, 2003 and 2002,
respectively. In addition, we accrued an unrealized gain/(loss) on derivatives of ($1,505,527), $537,526 and ($1,596,575) in 2004, 2003 and 2002, respectively, for the fair value of the hedges at each balance sheet date. See Note 1 to our Consolidated Financial Statements included in this prospectus for additional discussion on derivative instruments.

         All hedges which were in existence at March 31, 2004 were canceled as part of our debt restructuring on April 27, 2004. As of December 31, 2004, new derivative instruments in place had an estimated liability fair value of $1,505,527. A hypothetical change in oil and gas prices could have an effect on oil and gas futures prices, which are used to estimate the fair value of our derivative instruments. However, it is not practicable to estimate the resultant change, if any, in the future fair value of our derivative instruments.

         More generally, dramatic price volatility in the natural gas and oil markets has existed the past several years. In fact, the average quoted prices for natural gas hovered around the low levels of $2.10 per MCf in January 2002, with the expectation of further decreases. However, the market prices dramatically reversed in the summer months of 2002 and have continued to increase

Financial Statements and Supplementary Data

         Information with respect to this our financial statements and supplementary data is contained in our financial statements beginning on Page F-1 of the financial section of this prospectus.

                             BUSINESS AND PROPERTIES

         This summary highlights selected information contained elsewhere in this prospectus. The following summary does not contain all of the information that may be important. You should read the detailed information appearing elsewhere in this prospectus before making an investment decision. Certain terms that we use in our industry are italicized and defined in the "Glossary of Industry Terms and Abbreviations". Unless otherwise indicated, all references to "GulfWest", the "Company", "we", "us" and "our" refer to GulfWest Energy Inc. and our subsidiaries.

Our Business.

         We are primarily engaged in the acquisition, development, exploitation and production of crude oil and natural gas, primarily in the onshore producing regions of the United States. Our focus is on increasing production from our existing properties through further exploitation, development and exploration, and on acquiring additional interests in undeveloped and underdeveloped crude oil and natural gas properties.

         Since we made our first significant acquisition in 1993, we have substantially increased our ownership in producing properties and our crude oil and natural gas reserves through a combination of acquisitions and the further exploitation and development of our properties. At December 31, 2004, our part of the estimated proved reserves these properties contained was approximately
3.0 million barrels (MBbl) of oil and 29.1 billion cubic feet (Bcf) of natural gas with an estimated Net Present Value discounted at 10% (PV-10) of $114.1 million. At present, all of our properties are located on land in Texas, Colorado, Louisiana and Mississippi, except for the property in the shallow inland boundaries of Grand Lake, Louisiana. In the future, we plan to expand by acquiring additional properties in those areas, and in similar properties located in other producing regions of the United States, including the shallow waters of the Gulf of Mexico.

         Our gross revenues are derived from the following sources:

         1. Oil and gas sales that are proceeds from the sale of crude oil and natural gas production to midstream purchasers.

         2. Operating overhead and other income that consists of administrative fees received for operating crude oil and natural gas properties for other working interest owners, and for marketing and transporting natural gas for those owners. This also includes earnings from other miscellaneous activities.

         3. Well servicing revenues that are earnings from the operation of well servicing equipment under contract to other operators. During 2004, our well servicing equipment was used only for our own account.

         Our operations are considered to fall within a single industry segment, which is the acquisition, development, production and servicing of crude oil and natural gas properties. See " Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Our Common Stock, designated Class A Common Stock ("Common Stock") is traded over-the-counter (OTC) under the symbol "GULF".

Our Company.

         We were formed as a corporation under the laws of the State of Utah in 1987 as Gallup Acquisitions, Inc., and subsequently changed our name to First Preference Fund, Inc. in 1992. We became a Texas corporation by a merger effected in July 1992, through which our name became GulfWest Oil Company. On May 21, 2001, we changed our name to GulfWest Energy Inc.

         Our principal office is located at 480 North Sam Houston Parkway East, Suite 300, Houston, Texas 77060 and our telephone number is (281) 820-1919.

         GulfWest Energy Inc. has six active and three inactive, direct or indirect, wholly owned subsidiaries. The active subsidiaries are:

         1. GulfWest Oil and Gas Company, a Texas corporation, was organized February 18, 1999 and is the owner of record of interests in certain crude oil and natural gas properties located in Colorado and Texas. It has one wholly owned subsidiary, GulfWest Oil and Gas Company (Louisiana) LLC.

         2. GulfWest Oil and Gas Company (Louisiana) LLC, a Louisiana company, was formed July 31, 2001 and is the owner of record of interests in certain crude oil and natural gas properties in Louisiana.

         3. SETEX Oil and Gas Company, a Texas corporation, was organized August 11, 1998 and is the operator of crude oil and natural gas properties in which we own a majority working interest.

         4. RigWest Well Service, Inc., a Texas corporation, was organized September 5, 1996 and operates well servicing equipment for our own account and for others when not being utilized for our own account.

         5. DutchWest Oil Company, a Texas corporation, was organized July 28, 1997 and is the owner of record of interests in certain crude oil and natural gas properties located along the Gulf Coast of Texas.

         6. GulfWest Development Company, a Texas corporation, was organized November 9, 2000 and is the owner of record of interests in certain crude oil and natural gas properties located in Texas and Mississippi.

         Balance. At December 31, 2004, our proved reserves were comprised of 38% crude oil and 62% natural gas. We will continue to expand our role in the domestic natural energy industry by (i) acquiring additional interests in crude oil and natural gas properties, (ii) increasing the production and reserve base of our existing producing properties, and (iii) acquiring ownership of more natural gas gathering systems and pipelines. Our goal is to have greater control of our natural gas transportation and marketing, and an expanded role in the transportation of natural gas produced by other parties in our area of operations. We are presently focusing our workover and development efforts on both crude oil and natural gas reserves to take advantage of the higher prices of both commodities.

         Financial Recapitalization

         On April 27, 2004, we completed an $18,000,000 financing package with new energy lenders. We used $15,700,000 in net proceeds from the financing to retire existing debt of $27,584,145, resulting in forgiveness of debt of $12,475,612, the elimination of a hedging liability and the return to the Company of Series F Preferred Stock, par value $.01 per share and liquidation value $500 per share (the "Series F Preferred Stock"), with an aggregate liquidation preference of $1,000,000. This preferred stock, at our request was transferred by the previous lender to a financial advisor of ours and to two companies affiliated with two of our directors in satisfaction of our obligation to them. (See "Certain Relationships and Related Transactions.") The taxable gain resulting from these transactions will be completely offset by available net operating loss carryforwards. The term of the note was eighteen months and it bore interest at the prime rate plus 11%. This rate increased by .75% per month beginning in month ten. We paid the new lenders $1,180,000 in cash fees and also issued them warrants to purchase 2,035,621 shares of our Common Stock at an exercise price of $.01 per share, expiring in five years. The warrants are subject to anti-dilution provisions. In connection with the February 2005 transactions described below, the anti-dilution provisions were amended such that additional issuances of stock (other than issuances to all holders) would not trigger an adjustment to the number of shares issuable upon exercise of the warrants.

         Simultaneously, our wholly-owned subsidiary, GulfWest Oil & Gas Company ("GOGC"), completed the initial phase of a private offering of its Series A Preferred Stock, par value $.01 and liquidation value $500 per share (the "Series A Preferred Stock") for $4,000,000. The Series A Preferred Stock is exchangeable into our Common Stock based on a liquidation value of $500 per share of Series A Preferred Stock divided by $.35 per share of our Common Stock, or 11,428,571 shares. As part of an advisory fee, we issued $500,000 of the Series A Preferred Stock to a financial advisor. One of our directors purchased $1,500,000 of the Series A Preferred Stock.

         On January 7, 2005, we amended our April 2004 credit agreement to extend the target date for repayment to February 28, 2005. We exercised this option on January 26, 2005. We issued 29,100 shares of our common stock in connection with this amendment.

         In a subsequent event, on February 28, 2005, we sold in a private placement, 81,000 shares of our Series G Preferred Stock, par value $0.01 per share and liquidation value $500 per share (the "Series G Preferred Stock"), to OCM GW Holdings, LLC, an affiliate of Oaktree Capital Management, LLC for an aggregate offering price of $40.5 million. In addition, GOGC issued, in a private placement, 2,000 shares of its Series A Preferred Stock, having an aggregate liquidation preference of $1.0 million, to OCM GW for $1.5 million. Net proceeds of the offerings of approximately $38 million after expenses are being used for the repayment of substantially all of our debt, other past due liabilities and for general corporate purposes.

         The Series G Preferred Stock bears a coupon of 8% per year, has an aggregate liquidation preference of $40.5 million, is convertible to the Common Stock at $0.90 per share of Common Stock and is senior to all of our outstanding capital stock. For the first four years after issuance, we may defer the payment of dividends on the Series G Preferred Stock and these deferred dividends will also be convertible into our Common Stock at $0.90 per share. In addition, the Series G Preferred Stock is entitled to nominate and elect a majority of the members of our Board of Directors.

         In connection with these transactions, the terms of the Series A Preferred Stock have been amended such that by March 15, 2005, all such stock would either convert into a newly created Series H Preferred Stock, par value $.01 and liquidation value $500 per share (the "Series H Preferred Stock") on a one for one basis or into Common Stock at a conversion price of $0.35 per share of Common Stock. The Series H Preferred Stock is required to be paid a dividend of 40 shares of Common Stock per share of Series H Preferred Stock per year. In addition, the Series H Preferred Stock is convertible into Common Stock at a conversion price of $0.35 per share. At March 15, 2005, holders of 6,700 shares of Series A Preferred Stock converted to Series H Preferred Stock and holders of 3,250 shares of Series A Preferred Stock converted to an aggregate 4,642,859 shares of Common Stock. One holder of the Series H Preferred Stock also converted its shares to 285,715 shares of Common Stock. The outstanding Series H Preferred Stock has an aggregate liquidation preference of $3.25 million. The Series H Preferred Stock is senior to all of our outstanding capital stock except Series G Preferred Stock.

         In addition, we amended the terms of our 9,000 shares of Series E Preferred Stock, par value $.01 and liquidation value $500 per share (the "Series E Preferred Stock"), such that the coupon of 6% per year they bear may be deferred for the next four years and these deferred dividends will be convertible into Common Stock at conversion price of $0.90 per share. The initial liquidation preference of the Series E Preferred Stock of $500 per share remains convertible into Common Stock at $2.00 per share. The Series E Preferred Stock has an aggregate liquidation preference of $4.5 million, is senior to our Common Stock, of equal preference with respect to liquidation with our Series D Preferred Stock, par value $.01 and liquidation value $500 per share (the "Series D Preferred Stock") and junior to our Series G Preferred Stock and Series H Preferred Stock.

         Our Business Strategy

         We have pursued a business strategy of acquiring interests in crude oil and natural gas producing properties where production and reserves can be increased through exploitation activities. Such activities include workovers, development drilling, recompletions, replacement or addition of equipment and waterflood or other secondary recovery techniques. Key elements of our business strategy include:

         Development and Exploitation of Existing Properties. Our strategy is to increase crude oil and natural gas production and reserves of our existing assets through relatively low-risk development activities, such as performing workovers, recompletions and horizontal drilling from existing wellbores, infield drilling and more efficiently using production facilities.

         Continued Acquisition Program. We acquired properties in four crude oil and natural gas fields in Texas and Louisiana in the year 2001. Though capital constrained since 2001, to the extent financial resources are available, we intend to continue to pursue the acquisition of interests in crude oil and natural gas properties (i) held by small, under-capitalized operators and (ii) being divested by larger independent and major oil and gas companies.

         Significant Operating Control. Currently, we are the operator of all but two of the wells in which we own working interests. This operating control enables us to better manage the nature, timing and costs of developing and servicing such wells, and the timing and marketing of the resulting production.

         Ownership of Workover Rigs. We currently own two workover service rigs and one swabbing unit that we operate for our own account. By owning and operating this equipment, we are better able to control costs, quality of operations and availability of equipment and services.

         Expanded Exploration and Exploitation Role. Historically, we have not drilled exploratory wells due to the cost and risk associated with drilling prospective locations. However, since the end of 1998, we have acquired producing properties that have included significant acreage for prospective oil and gas exploration. These include producing wells and acreage in Grimes, Hardin, Jim Wells, Madison, Palo Pinto, Refugio, Wharton and Zavala, Counties, Texas; Adams, Arapaho, Elbert and Weld Counties, Colorado; Cameron Parish, Louisiana; and Jones County, Mississippi. These acquisitions have added existing natural gas and crude oil production to our asset base and, as importantly, have provided us with immediate geological databases for development drilling opportunities as well as the potential for generating exploratory opportunities on the acquired acreage. We have expanded our evaluation efforts in these fields and intend to increase our development of reserves through workovers of existing wells and by drilling additional wells. As we develop exploration opportunities on these properties or see high-quality prospects generated by others, as capital resources are available, we will complement our development activities with capital for exploratory or exploitation projects.

Our Employees.

         At December 31, 2004, we had 26 full time employees, of whom 13 were field personnel. None of our employees are covered by collective bargaining agreements.

Our Properties.

         At December 31, 2004, we owned a total of 250 gross wells, of which 137 were producing, 95 were shut-in or temporarily abandoned and 18 were injection or saltwater wells. We owned an average 89% working interest in the 137 gross (120 net) producing wells. Gross wells are the total wells in which we own a working interest. Net wells are the sum of the fractional working interests we own in gross wells. Our part of the estimated proved reserves these properties contain was approximately 3 million barrels (MMBL) of oil and 29.1 billion cubic feet (Bcf) of natural gas at December 31, 2004. Substantially all of our properties are located onshore or shallow inland waters in Texas, Colorado and Louisiana.

Proved Reserves.

         The following table reflects our estimated proved reserves at December 31 for each of the preceding three years.


                                  2004             2003             2002
                              -------------    -------------    -------------
         Crude Oil (MBbl)
                Developed            2,575            3,773            4,026
              Undeveloped              388            1,265            1,496
                              -------------    -------------    -------------
                    Total            2,963            5,038            5,552
                              =============    =============    =============

       Natural Gas (MMcf)
                Developed           20,966           24,642           25,374
              Undeveloped            8,125            8,018            8,785
                              -------------    -------------    -------------
                    Total           29,091           32,660           34,159
                              =============    =============    =============
             Total (MBOE)            7,812           10,481           11,215
                              =============    =============    =============


 (a) Approximately 78% of our total proved reserves were classified as proved developed at December 31, 2004.

 (b) Barrel of Oil Equivalent (BOE) is based on a ratio of 6,000 cubic feet of natural gas for each barrel of oil.

Standardized Measure of Discounted Future Net Cash Flows.

         The following table sets forth as of December 31 for each of the preceding three years, the estimated future net cash flow from and standardized measure of discounted future net cash flows of our proved reserves, which were prepared in accordance with the rules and regulations of the SEC and the Financial Accounting Standard Board. Future net cash flow represents future gross cash flow from the production and sale of proved reserves, net of crude oil and natural gas production costs (including production taxes, ad valorem taxes and operating expenses) and future development costs. The calculations used to produce the figures in this table are based on current cost and price factors at December 31 for each year. We cannot assure you that the proved reserves will all be developed within the periods used in the calculations or that prices and costs will remain constant.

                                                     2004                2003                2002
                                               -----------------   -----------------   -----------------

Future cash inflows                            $    290,998,312    $    336,795,385    $    308,381,837

Future production and development costs-
  Production                                         80,880,330         109,468,727         105,629,872
  Development                                        24,141,982          21,460,459          23,350,811

Future net cash flows before income taxes           185,976,000         205,866,199         179,401,154
Future income taxes                                 (49,871,272)        (46,885,360)       (38,611,577)

Future net cash flows after income taxes            136,104,728         158,980,839         140,789,577
10% annual discount for estimated timing
  of cash flows                                     (52,602,351)        (70,653,419)        (63,165,742)

Standardized measure of discounted
  future net cash flows(1)                     $     83,502,377    $     88,327,420    $     77,623,835
                                               =================   =================   =================

------------------

(1) The average sales prices utilized in the estimation of our proved reserves were $40.41 per Bbl and $5.89 per Mcf, $29.51 per Bbl and $5.82 per Mcf, and $28.72 per Bbl and $4.43 per Mcf at December 31, 2004, 2003 and 2002, respectively.

Significant Properties.

         Summary information on our properties with proved reserves is set forth below as of December 31, 2004.

                                                                                                 Present
                             Productive Wells                    Proved Reserves                 Value(1)
                         -------------------------   ----------------------------------------   -----------
                            Gross         Net
                         Productive    Productive      Crude         Natural
                           Wells         Wells          Oil            Gas          Total         Amount
                         -----------   -----------   -----------    ----------    -----------   -----------
                                                       (MBbl)         (MMcf)        (MBOE)          ($M)

Texas                            80         75.91         1,295        15,663          3,906    $   57,706
Colorado                         37         24.81           278         5,550          1,203        13,676
Louisiana                        19         18.88         1,383         7,878          2,696        42,549
Mississippi                       1          0.37             7             -              7           126
                         -----------   -----------   -----------    ----------    -----------   -----------
     Total                      137        119.97         2,963        29,091          7,812    $  114,057
                         ===========   ===========   ===========    ==========    ===========   ===========

------------------

(1) The average sales prices used in the estimation of our proved reserves were $40.41per Bbl and $5.89 per Mcf at December 31, 2004.

         All information set forth herein relating to our proved reserves, estimated future net cash flows and present values is taken from reports prepared by Pressler Petroleum Consultants, independent petroleum engineers. The estimates of these engineers were based upon their review of production histories and other geological, economic, ownership and engineering data provided by and relating to us. No reports on our reserves have been filed with any federal agency. In accordance with the SEC's guidelines, our estimates of proved reserves and the future net revenues from which present values are derived are made using year end crude oil and natural gas sales prices held constant throughout the life of the properties (except to the extent a contract specifically provides otherwise). Operating costs, development costs and certain production-related taxes were deducted in arriving at estimated future net revenues, but such costs do not include debt service, general and administrative expenses and income taxes.

        There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their values, including many factors beyond our control. The reserve data set forth in this report are based upon estimates. Reservoir engineering is a subjective process, which involves estimating the sizes of underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation of that data, and judgment. As a result, estimates of different engineers, including those used by us, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development, exploitation and exploration activities, prevailing crude oil and natural gas prices, operating costs and other factors. Such revisions may be material. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. We cannot assure you that the estimates contained in this report are accurate predictions of our crude oil and natural gas reserves or their values. Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than upon actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in potentially substantial variations in the estimated reserves.

Production, Revenue and Price History.

         The following table sets forth information (associated with our proved reserves) regarding production volumes of crude oil and natural gas, revenues and expenses attributable to such production (all net to our interests) and certain price and cost information for the years ended December 31, 2004, 2003 and 2002.

                                            2004         2003         2002
                                         ------------ ------------ ------------

Production
    Oil (Bbl)                                173,865      221,433      278,374
    Natural gas (Mcf)                      1,033,433    1,191,350    1,487,048
                                         ------------ ------------ ------------
        Total (BOE)                          346,104      419,991      526,215

Revenue
    Oil production                        $5,498,598   $5,362,657   $5,859,568
    Natural gas production                 5,602,516    5,481,803    4,587,601
                                         ------------ ------------ ------------
         Total                           $11,101,114  $10,844,460  $10,447,169

Operating Expenses                        $4,879,754   $5,527,841   $5,430,205

Production Data
    Average sales price (1)
        Per barrel of oil                     $31.63       $24.22       $21.05
    Per Mcf of natural gas                     $5.42        $4.60         3.09
        Per BOE                               $32.07       $25.82        19.85

    Average expenses per BOE
        Lease operating                       $14.10       $13.16       $10.32
        Depreciation, depletion and
             Amortization                      $6.31        $5.30        $5.13
        General and administrative             $5.83        $5.39        $3.28

------------------

 (1) Average sales prices are shown net of the settled amounts of our oil and gas hedge contracts. Average sales prices per BOE, before adjustments for the hedge contracts, were $37.39, $29.38 and $20.55 in 2004, 2003 and 2002, respectively.

Productive Wells at December 31, 2004:

         The following table shows the number of productive wells we own by location:

                Gross        Net         Gross         Net
              Oil Wells   Oil Wells    Gas Wells    Gas Wells
              ----------  ----------  -----------  -----------

Texas                31       29.99           49        45.92
Colorado             21       13.45           16        11.36
Louisiana            14       13.88            5         5.00
Mississippi           1        0.37            -            -
              ----------  ----------  -----------  -----------
     Total           67       57.69           70        62.28
              ==========  ==========  ===========  ===========

Developed Acreage at December 31, 2004.

         The following table shows the developed acreage that we own, by location, which is acreage spaced or assigned to productive wells. Gross acres are the total acres in which we own a working interest. Net acres are the sum of the fractional working interests we own in gross acres.

                              Gross Acres       Net Acres
                            ---------------  ----------------
Texas                                9,055             8,439
Colorado                             6,000             4,020
Louisiana                            1,320             1,315
                            ---------------  ----------------
           Total                    16,375            13,774
                            ===============  ================

Undeveloped Acreage at December 31, 2004.

         The following table shows the undeveloped acreage that we own, by location. Undeveloped acreage is acreage on which wells have not been drilled or completed to a point that would form the basis to determine whether the property is capable of production of commercial quantities of crude oil and natural gas.

                              Gross Acres        Net Acres
Texas                               20,420            17,920
Colorado                            11,000             8,250
Louisiana                              375               375
                            ---------------  ----------------
           Total                    31,795            26,545
                            ===============  ================


Drilling Results.

         In 2004, we drilled one well that was completed as a successful gas well. The well was located in Grimes County, Texas and was drilled during the fourth quarter of 2004. The well was completed, brought on-line in mid-January 2005 and has produced at any average rate of 600 Mcf per day (net to our interest) for the first 60 days. We did not drill any wells in 2003. In 2002, we drilled one exploratory well, in which we own an 18% working interest, that resulted in a dry hole and one development well, in which we own 100% working interest, that is currently productive.

Costs Incurred

         The following table shows the costs incurred in our oil and gas producing activities for the past three years:

                                         2004           2003           2002
                                    -------------  -------------  -------------
Property Acquisitions
      Proved                              $6,742              -       $562,760
      Unproved                            17,347        110,119         14,401
Development Costs                      6,117,899      2,024,663      5,141,075
                                    -------------  -------------  -------------
                                      $6,141,988     $2,134,782     $5,718,236
                                    =============  =============  =============


Property Dispositions

         The following table shows oil and gas property dispositions:

                                          2004          2003          2002
                                       ------------ ------------- -------------
Oil and gas properties                  $5,425,040       $31,979      $464,806
Accumulated DD&A                        (1,659,001)      (11,569)      (21,375)
                                       ------------ ------------- -------------
Net oil and gas properties              $3,766,039        20,410      $443,431
                                       ============ ============= =============

         As a result of these sales we recorded a loss of $2,029,932 in 2004 and $20,409 in 2003 and a gain of $21,569 in 2002.

Marketing

         We sell substantially all of our crude oil and natural gas production to purchasers pursuant to sales contracts that typically have a thirty-day primary term, although occasionally we enter into longer term contracts when it is advantageous to do so. The sales prices for crude oil and condensate are tied to industry standard posted prices plus negotiated premiums. The sales prices for natural gas are based upon published index prices, subject to negotiated price deductions.

Legal Proceedings

         From time to time, we are involved in litigation relating to claims arising out of our operations or from disputes with vendors in the normal course of business. As of April 6, 2005, we were not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on us.

                                   MANAGEMENT

         The following table sets forth information on our directors and executive officers at April 1, 2005:


                                                             Year First Elected
        Name            Age              Position            Director or Officer
Allan D. Keel           45    President, Chief Executive            2005
                               Officer and Director
E. Joseph Grady         52    Senior Vice President and             2005
                               Chief Financial Officer
B. James Ford           36    Director                              2005
Skardon F. Baker        35    Director                              2005
J. Virgil Waggoner      76    Chairman of the Board                 1997
John E. Loehr           58    Director                              1992
Thomas R. Kaetzer       45    Senior Vice President of              1998
                               Operations
Tracy Price             46    Senior Vice President -               2005
                               Land/Business Development
Tommy Atkins            46    Senior Vice President -               2005
                               Exploration
Steven Mengle           51    Senior Vice President -               2005
                               Engineering
Richard L. Creel        55    Vice President of Finance and         1998
                              Controller
Jim C. Bigham           68    Vice President and Secretary          1991

         Allan D. Keel was appointed Chief Executive Officer and President and joined the Company's board of directors on February 28, 2005. Prior to joining Gulfwest, Mr. Keel was Vice President/General Manager of Westport Resources, Houston office during 2004 . In this role he was responsible for WRC's Gulf of Mexico operations including acquisitions, development and exploration. In 2003, Mr. Keel served as a consultant to both domestic and international companies in building their presence in the Gulf of Mexico. From mid 2000 until mid 2001, Mr. Keel served as a Vice President at Enron Energy Finance where he worked on private equity transactions and volumetric production payments. From 2001 through 2002, Mr. Keel served as President and CEO of Mariner Energy Company, a majority owned affiliate of Enron. Subsequent to Enron's bankruptcy and its decision to sell Mariner, Mr. Keel partnered with Oaktree Capital Management, LLC in an effort to acquire the company. From 1996 until mid-2000, Mr. Keel was Vice President/General Manager for Westport Resources, where he built the Gulf of Mexico division from a grassroots effort. From 1984 to 1996, Mr. Keel was with Energen Resources where he directed the company's exploration, joint venture and acquisition activities. He received BS and MS degrees in geology from the University of Alabama and an MBA from the Owen School of Management at Vanderbilt University. Mr. Keel was appointed pursuant to the terms of the Series G Preferred Stock.

         E. Joseph Grady was appointed Vice President and Chief Financial Officer on February 28, 2005. E. Joseph Grady is managing director of Vision Fund Advisors, Inc., a financial advisory firm he co-founded in 2001. Mr. Grady has over twenty-five years of financial, operational and administrative experience. He was formerly Senior Vice President - Finance and Chief Financial Officer of Texas Petrochemicals Holdings, Inc. from April 2003 to July 2004 and Vice President - Chief Financial Officer and Treasurer of Forcenergy Inc. from 1995 to 2001.

         B. James Ford became a member of the Company's board of directors on February 28, 2005. Mr. Ford is a Managing Director of Oaktree Capital Management, LLC. Prior to joining Oaktree in June 1996, Mr. Ford was a consultant with McKinsey & Co., and a financial analyst in the Investment Banking Department of PaineWebber Incorporated. Mr. Ford earned a Bachelor of Arts in Economics from the University of California at Los Angeles and an M.B.A. from the Stanford University Graduate School of Business. He currently serves as a director of Cebridge Connections, LLC and National Mobile Television. Mr. Ford was appointed pursuant to the terms of the Series G Preferred Stock.

         Skardon F. Baker became a member of the Company's board of Directors on February 28, 2005. Mr. Baker is a Vice President of Oaktree Capital Management, LLC. Prior to joining Oaktree in 2004, Mr. Baker spent four years at J.P. Morgan Chase & Co. and its predecessor organizations, serving most recently as a Vice President in the Mergers and Acquisitions group responsible for identifying and executing leveraged transactions for the firm's financial sponsor client base. Mr. Baker also served as Executive Aide to Geoff Boisi and Don Layton, co-CEOs of JP Morgan's investment bank. Prior thereto, Mr. Baker was a Director and Associate at The Beacon Group, LLC, a merger advisory and private investment firm. Prior to Beacon, Mr. Baker received an M.B.A. from Harvard Business School and a J.D. from the University of Texas School of Law, where he was Associate Editor of The Texas Law Review. During his time in graduate school, Mr. Baker worked at McKinsey & Co. and Vinson & Elkins, LLP. Prior to graduate school, Mr. Baker served as Chief Speechwriter and Special Assistant for the Office of Governor George W. Bush. Before that, he was a Lieutenant in the United States Army. Mr. Baker received a B.A. degree in Government magna cum laude from Harvard University. Mr. Baker was appointed pursuant to the terms of the Series G Preferred Stock.

         J. Virgil Waggoner has served as a director of the Company since December 1, 1997, and was Chairman of the Board from May, 2002 to February 28, 2005, and was reappointed Chairman of the Board on March 16, 2005. Mr. Waggoner's career in the petrochemical industry began in 1950, and included senior management positions with Monsanto Company and El Paso Products Company, the petrochemical and plastics unit of El Paso Company. He served as president and chief executive officer of Sterling Chemicals, Inc. from the firm's inception in 1986 until its sale and his retirement in 1996. He is currently chief executive officer of JVW Investments, Ltd., a private company.

         John E. Loehr has served as a director of the Company since 1992, was Chief Executive Officer from May 12, 2004 to February 28, 2005, was chairman of the board from September 1, 1993 to July 8, 1998 and was chief financial officer from November 22, 1996 to May 28, 1998. He is also currently president and sole shareholder of ST Advisory Corporation, an investment company, and vice-president of Star-Tex Trading Company, also an investment company. He was formerly president of Star-Tex Asset Management, a commodity-trading advisor, a position he held from 1988 until 1992 when he sold his ownership interest. Mr. Loehr is a CPA and a member of the American Institute of Certified Public Accountants.

         Thomas R. Kaetzer was appointed senior vice president and chief operating officer of the Company on September 15, 1998. From December 21, 1998 to February 28, 2005 he served as president and a director. Effective April 1, 2005, he was appointed as Senior Vice President of Operations. He was Chief Executive Officer from March 20, 2001 until May 12, 2004. Prior to joining GulfWest, Mr. Kaetzer had 17 years experience in the oil and gas industry, including 14 years with Texaco Inc., which involved the evaluation, exploitation and management of oil and gas assets. He has both onshore and offshore experience in operations and production management, asset acquisition, development, drilling and workovers in the continental U.S., Gulf of Mexico, North Sea, Colombia, Saudi Arabia, China and West Africa. Mr. Kaetzer has a Masters Degree in Petroleum Engineering from Tulane University and a Bachelor of Science Degree in Civil Engineering from the University of Illinois.

         Tracy Price was appointed Senior Vice President - Land/Business Development on April 1, 2005. Mr. Price joined the Company after serving as the Senior Vice President - Land/Business Development for The Houston Exploration Company from 2001 until joining the Company. Prior to his tenure at The Houston Exploration Company, Mr. Price served as Manager of Land and Business Development for Newfield Exploration Company between 1990 and 2001. From 1986 to 1990 Mr. Price was Land Manager for Apache Corporation. Prior to Apache, Mr. Price has also served in similar land management capacities at Challenger Minerals Inc. and Phillips Petroleum Company. Mr. Price received his BBA in Petroleum Land Management from the University of Texas.

         Tommy Atkins was appointed Senior Vice President - Exploration on April 1, 2005. Mr. Atkins joined the Company after serving as the General Manager - Gulf of Mexico for Newfield Exploration Company where he was employed from 1998 until joining the Company. Prior to his tenure at Newfield, Mr. Atkins served in various exploration capacities with EOG Resources and its predecessor companies from 1984 to 1998, including prospect generator, development geologist and finally as Exploration Manager. Mr. Atkins also worked at the Superior Oil Company from 1981 through 1984. Mr. Atkins received a BS in Geology from the University of Oklahoma.

         Steven Mengle was appointed Senior Vice President - Engineering on April 1, 2005 after serving as the Shelf Asset Manager - Gulf of Mexico for Kerr McGee Corporation subsequent to the 2004 merger with Westport Resources. Mr. Mengle was with Westport Resources from 1998 to 2004, where he started Westport's Gulf Coast/Gulf of Mexico drilling and production operations. Prior to joining Westport, Mr. Mengle also served in various drilling, production and marketing management capacities at Norcen Energy Resources, Kirby Exploration and Mobil Oil Corp. Mr. Mengle received his BS in Petroleum Engineering from the University of Texas.

         Richard L. Creel has served as controller of the Company since May 1, 1997 and was elected vice president of finance on May 28, 1998. Prior to joining the Company, Mr. Creel served as Branch Manager of the Nashville, Tennessee office of Management Reports and Services, Inc. He has also served as controller of TLO Energy Corp. He has extensive experience in general accounting, petroleum accounting and financial consulting and income tax preparation.

         Jim Bigham has served as secretary since 1991 and as executive vice president of the Company since 1996. Prior to joining the Company, he held management and sales positions in the real estate and printing industries. Mr. Bigham is also a retired United States Air Force Major. During his military career, he served in both command and staff officer positions in the operational, intelligence and planning areas.

         Directors are elected annually and hold office until the next annual meeting or until their successors are duly elected and qualified.

Board Meetings and Committees

         Our board of directors has established an audit committee and a compensation committee. However, as a result of the February 2005 transactions, we are currently in the process of reconstituting these committees.

         The audit committee was established to review and appraise the audit efforts of our independent auditors, and monitor our accounts, procedures and internal controls. During 2004, the committee was initially comprised of Mr. John E. Loehr (Chairman), Mr. J. Virgil Waggoner, and Mr. M. Scott Manolis. The Board of Directors had made a determination that Mr. Loehr was an independent financial expert. When Mr. Loehr was elected Chief Executive Officer on May 12, 2004, he resigned from the audit committee. Mr. Manolis was elected Chair of the audit committee and Mr. Marshall A. Smith III was appointed to that committee. The Board of Directors did not determine whether this newly constituted audit committee has an independent financial expert. On February 28, 2005 effective at the closing of the February 2005 preferred stock transactions, Scott Manolis, Marshall Smith and Thomas Kaetzer resigned as members of our board of directors. Mr. Waggoner and John Loehr remained as directors and B. James Ford, Skardon F. Baker and Allan D. Keel were elected to fill the vacancies resulting from the resignation of such three directors. Following these transactions, the Board of Directors has not had an opportunity to appoint new members to the audit committee or determine whether the newly constituted audit committee will have an independent financial expert and, if it will, who that individual will be.

         The function of the compensation committee is to fix the annual salaries and other compensation for our officers and key employees. During 2004 the committee was comprised of Mr. J. Virgil Waggoner (Chairman), Mr. John E. Loehr and Mr. M. Scott Manolis. Mr. Loehr resigned from the committee on May 12, 2004 when he became Chief Executive Officer. As a result of the February 2005 transactions we have not yet had an opportunity to appoint permanent members to the compensation committee.

Compensation of Directors

         The shareholders approved an amended and restated Employee Stock Option Plan on May 28, 1998, which included a provision for the payment of reasonable fees in cash or stock to directors. Effective July 15, 2004 the board of directors established a 2004 Stock Option and Compensation Plan in which directors were eligible to participate. The board of directors approved a 2005 Stock Incentive Plan effective February 28, 2005, which includes directors as eligible participants under the plan. Due to limited capital resources, no fees were paid to directors in 2004.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets forth information regarding compensation paid to our chief executive officers and another executive officer (and an individual for whom disclosure would be provided but for the fact that he was not serving as an executive officer) whose total annual compensation is $100,000 or more during the last fiscal year ended December 31, 2004.

                                         Annual Compensation                  Long Term Compensation Awards
                          ------------------------------------------------- ----------------------------------
                                                                 Other
                                                                 Annual     Restricted              All Other
  Name and Principal                                             Compen-      Stock                   Compen-
        Position           Year End     Salary($)   Bonus($)   sation($)(5)  Awards($) Options(#)    sation($)
------------------------  ----------- ------------- --------- ------------- ---------- ----------   ----------
John E. Loehr(1)
Chief Executive Officer         2004             -     -                 -      -              -            -
                                2003             -     -                 -      -              -            -
                                2002             -     -                 -      -              -            -

Thomas R. Kaetzer(2)
President                       2004      $150,000     -           $25,000      -        210,000 (2)        -
                                2003      $150,000     -           $25,000      -              -            -
                                2002      $144,167     -           $25,000      -        100,000 (2)       (3)

Marshall A. Smith(4)            2004      $150,000     -           $25,000      -              -            -
                                2003      $150,000     -           $25,000      -              -            -
                                2002      $150,000     -           $25,000      -              -            -

------------------

(1) During 2004 Mr. Loehr, a director, served as Chief Executive Officer from May 12, 2004. He received no compensation for his services as Chief Executive Officer.
(2) Mr. Kaetzer joined us as chief operating officer in September, 1998, was elected president in December, 1998 and was elected chief executive officer on March 20, 2001. He served as chief executive officer until May 12, 2004. He received a base annual salary of $150,000, plus a $25,000 annual contribution to a life insurance savings account paid monthly. In his employment agreement, Mr. Kaetzer was entitled to receive 5-year warrants to purchase 300,000 shares of common stock to be issued 100,000 each year over a three year period, beginning in 2002. After receiving warrants to purchase 100,000 shares of common stock in 2002, Mr. Kaetzer elected to receive options rather than warrants. In 2003, Mr. Kaetzer elected to defer receipt of options to purchase 100,000 shares of common stock until 2004.
(3) During 2002, pursuant to his employment agreement, Mr. Kaetzer received warrants to purchase 100,000 shares of common stock exercisable at $0.75 a share. At March 31, 2005, the closing price for a share of our common stock was $1.16 and on April 30, 2002, the date on which the warrants were received, the closing price was $.56 a share.
(4) Mr. Smith served as chief executive officer until March 20, 2001 and as chairman of the board until his resignation on May 11, 2002. As chairman of the board, Mr. Smith devoted full time to the business. Effective June 1, 2002, he resigned as an executive officer and became a paid consultant at an annual fee of $150,000, plus a $25,000 annual contribution to a life insurance savings account to be paid monthly. His consulting agreement expired September 30, 2004.
(5) Perquisites that are less than 10% of the individual's bonus and salary in the aggregate for any named executive officer are not disclosed in the table in accordance with SEC rules.

Option Grants During 2004

         The following table sets forth certain information concerning stock options granted to the named executive officers during the year ended December 31, 2004.


                                 Percent of
                     Number of      Total
                      Securities   Options
                      Underlying  Granted to
                       Options    Employees  Exercise or             Grant Date
                       Granted    in Fiscal   Base Price Expiration    Present
        Name             (#)         Year     ($/share)     Date    Value ($) (1)
-------------------- ----------- ----------- ----------- ---------- --------------
John E. Loehr                 -           -           -           -             -
Thomas R. Kaetzer       100,000           7%      $0.75   7/15/2009       $22,000
                        110,000           7%       0.45    9/1/2008        29,700
Marshall A. Smith             -           -           -           -             -

------------------

(1) Present value for this option was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: (1) risk free interest rate 2004- 3.0%, 2003 - 3.0%; 2002 - 3.0%; (2) weighted average expected life 2004- 3.0, 2003 - 3.4; 2002 - 3.6; (3) expected volatility of 2004- 94.32%, 2003 - 147.43%; 2002 - 101.73%; and (4) no
     expected dividends. The present value of stock options granted is based on a theoretical option-pricing model. In actuality, because the company's employee stock options are not traded on an exchange, optionees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of the company's stock. Such an increase in stock price would benefit all shareholders commensurately.

Option Exercises During 2004 and
Year End Option Values

                                                                  Value of
                                                                Unexercised
                                    Number of Securities        In-the-Money
                                   Underlying Unexercised      Options at FY
                                    Options at FY End(1)         End(2) ($)
                                        Exercisable/            Exercisable/
                Name                   Unexercisable           Unexercisable
--------------------------------  -------------------------   -----------------

John E. Loehr(3)                                  20,000/0            $  2,600
Thomas R. Kaetzer(3) (4)                         210,000/0              60,300
Marshall A. Smith                                 20,000/0               2,600


------------------

(1) No shares were acquired or value realized upon the exercise of options since no options were exercised by the named executive officers in 2004.
(2) A market price of $0.88 a share was used based on the closing price of our common stock at December 30, 2004, the last day of the fiscal year on which a closing price for our common stock was reported.
(3) Does not include 100,000 and 125,000 warrants exercisable by Mr. Kaetzer at December 31, 2004 for $.75 and $.875 a share, respectively, or 270,000 warrants held by Mr. Loehr at December 31, 2004 exercisable for $.75 a share. Mr. Kaetzer's warrants for 100,000 shares of common stock exercisable at $.875 a share expired in January 2005.
(4) Includes options for 100,000 and 110,000 shares exercisable for $.75 and $.45 a share, respectively.

Employment Agreements

         Effective October 1, 2001, we entered into an Employment Agreement with Mr. Thomas R. Kaetzer, former president and chief executive officer for a period of three years. Under the Employment Agreement, Mr. Kaetzer received a base annual salary of $150,000, plus a $25,000 annual contribution to a life insurance savings account to be paid monthly. Under his Employment Agreement, Mr. Kaetzer was entitled to receive 5-year warrants to purchase 300,000 shares of common stock to be issued 100,000 each year over a three year period, beginning in 2002. Except for the warrants for 100,000 shares of common stock issued in April 2002, Mr. Kaetzer elected to receive options to purchase common stock. In the event of a change of control, Mr. Kaetzer would have had the option to continue as an employee under the terms of the Employment Agreement or receive a lump-sum cash severance payment equal to 200% of his annual base salary for the year following the change of control. The Employment Agreement terminated by its terms on September 30, 2004.

         Effective June 1, 2002, we entered into a Consulting Agreement with Mr. Marshall A. Smith III, which expires September 30, 2004. Under the Consulting Agreement, Mr. Smith received an annual consulting fee of $150,000, plus a $25,000 annual contribution to a life insurance savings account to be paid monthly. In the event of a change of control, Mr. Smith would have had the option to continue as a consultant under the terms of the Consulting Agreement or receive a lump-sum cash severance payment equal to 200% of his annual consulting fee for the year following the change of control. The Consulting Agreement terminated by its terms on September 30, 2004.

         Effective February 28, 2005, we entered into employment agreements with two officers, Allan D. Keel (President and Chief Executive Officer) and E. Joseph Grady (Senior Vice President and Chief Financial Officer). Each agreement has a term of three years with automatic yearly extensions unless we or the officer elects not to extend the agreement. Each agreement provides for a base salary and, starting in calendar year 2006 and thereafter, an annual discretionary bonus of 0% to 100% of each officer's base salary to be established by our Board of Directors or a duly authorized committee. Mr. Keel will receive a base salary of $240,000 per year and a first year bonus of $120,000 for the year ending December 31, 2005, payable on or before February 26, 2006. Mr. Grady will receive a base salary of $220,000 per year and a first year bonus of $110,000 for the year ending December 31, 2005, payable on or before February 25, 2006.

              Effective April 1, 2005, we entered into employment agreements with three newly appointed officers: Tracy Price (Senior Vice President - Land/Business Development); Tommy Atkins (Senior Vice President - Exploration); and Steven Mengle (Senior Vice President - Engineering). In addition, on April 1, 2005 the Company entered into a new Employment Agreement with Thomas R. Kaetzer as Senior Vice President of Operations; previously Mr. Kaetzer had served as our President and Chief Operating Officer. Each agreement has a term of two years with automatic yearly extensions unless we or the officer elects not to extend the agreement. Each agreement provides for a base salary and, starting in calendar year 2006 and thereafter, an annual discretionary bonus of 0% to 70% of each officer's base salary to be established by our Board of Directors or a duly authorized committee. Mr. Price will receive a base salary of $185,000 per year, Mr. Kaetzer will receive a base salary of $182,800 per year, and Mr. Atkins and Mr. Mengle will each receive a base salary of $180,000 per year.

         Each of these agreements provides for severance and change-in-control payments in the event we terminate an officer's employment "without Cause" or if the officer terminates for "Good Reason." "Cause" and "Good Reason" are narrowly defined. "Change of Control" is deemed to occur when less than 10% of our common stock is beneficially owned by Oaktree Capital Management, LLC and its affiliates. If an officer is terminated by us "without Cause" or the officer resigns for "Good Reason" then that officer will receive (A) a cash amount equal to the greater of (i) two times the sum of the calendar year's base salary and the prior year's discretionary bonus and (ii) $600,000 (or $500,000, in the case of Mr. Price, Mr. Mengle, Mr. Atkins and Mr. Kaetzer) and (B) health insurance benefits for two years from the termination date. If an officer is terminated by us "without Cause" or the officer resigns for "Good Reason" within 90 days before or 12 months after a Change of Control, payment of the entire cash severance amount will be made in a lump sum on the earlier of the date on which the Change of Control occurs and the officer's effective date of termination. Upon termination by us "without Cause" or by the officer for "Good Reason", the officer will receive half of the cash severance amount in a lump sum within 15 days of termination. The remainder of the cash severance payment will be made when the officer gives 30 days' notice to us prior to the conclusion of the 12 month period following the termination date agreeing to comply with non-compete and non-solicitation provisions for an additional 12 months.

         On February 28, 2005, the Company entered into Stock Option Agreements with Mr. Keel and Mr. Grady. Mr. Grady received 900,000 options to purchase the Company's Common Stock at an exercise price of $0.97 per share, 1,350,000 options to purchase the Company's Common Stock at an exercise price of $1.25 per share, and 1,800,000 options to purchase the Company's Common Stock at an exercise price of $1.70 per share. Mr. Keel received 2,700,000 options to purchase the Company's Common Stock at an exercise price of $0.97 per share, 4,050,000 options to purchase the Company's Common Stock at an exercise price of $1.25 per share, and 5,400,000 options to purchase the Company's Common Stock at an exercise price of $1.70 per share.

         On April 1, 2005, the Company entered into Stock Option Agreements with Mr. Price, Mr. Mengle, Mr. Atkins and Mr. Kaetzer. Mr. Price received 900,000 options to purchase the Company's Common Stock at an exercise price of $1.16 per share and 1,800,000 options to purchase the Company's Common Stock at an exercise price of $1.70 per share. Mr. Mengle received 450,000 options to purchase the Company's Common Stock at an exercise price of $1.16 per share and 900,000 options to purchase the Company's Common Stock at an exercise price of $1.70 per share. Mr. Atkins received 383,000 options to purchase the Company's Common Stock at an exercise price of $1.16 per share and 767,000 options to purchase the Company's Common Stock at an exercise price of $1.70 per share. Mr. Kaetzer received 333,333 options to purchase the Company's Common Stock at an exercise price of $1.16 per share and 666,667 options to purchase the Company's Common Stock at an exercise price of $1.70 per share.

         Each set of options granted will become vested and exercisable with respect to 15% of the shares on the first anniversary of the date granted and thereafter at the end of each full succeeding year from the date granted according to the following: 25% on the second anniversary, an additional 25% on the third anniversary and 35% on the fourth anniversary at which time each set of granted options will be vested and exercisable.

Stock Incentive Plans

         Effective July 15, 2004, The Board of Directors approved the 2004 Stock Option and Compensation Plan in which employees, directors and advisors could receive nonqualified stock options. There are options to purchase 1,525,000 shares of Common Stock outstanding under the 2004 Plan. The Board of Directors has approved a 2005 Stock Incentive Plan effective February 28, 2005. The Plan allows us to grant (a) Incentive Stock Options, (b) Nonstatutory Stock Options,
(c) Restricted Awards, (d) Unrestricted Awards, (e) Performance Awards, (f) Stock Appreciation Rights and (g) Dividend Equivalent Rights ("Awards"). Employees, Consultants and Directors of the Company and its Affiliates are eligible to receive Awards. The maximum number of shares of common stock issuable under the Plan may not exceed 27 million. Options were issued to Mr. Keel, Mr. Grady, Mr. Price, Mr. Mengle, Mr. Atkins and Mr. Kaetzer pursuant to this Plan, as described above.

         See "Description of Our Securities--Outstanding Options and Warrants" for the terms of our outstanding options and warrants.

Compensation Committee Interlocks and Insider Participation

         During fiscal year 2004, Messrs. Waggoner, Loehr (until May 12 of that year) and Manolis served on the Compensation Committee. No interlocking relationship exists between any member of the Board or Compensation Committee and any member of the Board or Compensation Committee of any other company, nor has any such interlocking relationship existed in the past.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of April 1, 2005 regarding the beneficial ownership of common stock by each person known to us to own beneficially 5% or more of the outstanding common stock, each director, certain named executive officers, and the directors and executive officers as a group. The persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them, unless otherwise noted.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. For the purpose of calculating the number of shares beneficially owned by a shareholder and the percentage ownership of that shareholder, shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus by that shareholder are deemed outstanding.

              Name and Address of                   Amount and Nature of Beneficial
                 Beneficial Owner                              Ownership                   Percent %
------------------------------------------------    ---------------------------------   -----------------
Allan D. Keel(1,2)                                                  363,333                    1.46
E. Joseph Grady(2)
Tracy Price(2)
Tommy Atkins(2)
Steven Mengle(2)
J. Virgil Waggoner(3,4)                                          16,725,944                   52.14
Thomas R. Kaetzer(2,5)                                              608,852                    2.42
Jim C. Bigham(2,6)                                                  260,985                    1.04
Richard L. Creel(2,7)                                               200,000                    0.80
John E. Loehr(2,8)                                                  617,491                    2.45
B. James Ford(9,10) Skardon F. Baker(9,10)
All current directors and officers                               18,776,605                   56.16
as a group (12 persons)(11)
Oaktree Capital Management, LLC(10,12)                           62,194,199                   80.20

------------------

1. Includes 333,333 shares underlying convertible preferred stock and 30,000 shares underlying warrants to purchase common stock.
2. Shareholder's address is 480 N. Sam Houston Parkway East, Suite 300, Houston, Texas 77060.
3. Includes 4,285,715 shares underlying exchangeable preferred stock, 625,000 shares subject to currently exercisable warrants, 2,250,000 underlying convertible preferred stock and 20,000 shares subject to currently exercisable options. Shareholder granted OCM GW Holdings, LLC an irrevocable proxy and entered into Share Restriction Agreement on February 28, 2005. See "Description of Securities."
4.   Shareholder's address is 6605 Cypresswood Drive, Suite 250 Spring, Texas
     77379.
5. Includes 296,226 shares owned directly, 2,626 shares owned by his wife and 310,000 shares subject to currently exercisable warrants.
6. Includes 210,000 shares subject to currently exercisable warrants and options.
7.   Includes 180,000 subject to currently exercisable options.
8. Includes 62,653 shares held directly; and 264,838 shares held by ST Advisory Corporation and 290,000 shares subject to currently exercisable warrants and options. Mr. Loehr is president and sole shareholder of ST Advisory Corporation.
9. Excludes shares held by OCM GW Holdings, LLC, of which they disclaim beneficial ownership.
10. c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, Los Angeles, California 90071.
11. Includes 17,835,000 shares subject to currently exercisable warrants and options and 6,869,048 shares underlying convertible or exchangeable preferred stock.
12. Includes 45,468,255 shares underlying convertible preferred stock held directly by OCM GW Holdings, LLC and 16,725,944 shares over which OCM GW Holdings, LLC may be deemed to have voting and/or dispositive power due to the Share Transfer Restriction and Irrevocable Proxy granted shareholder by Mr. Waggoner. See "Description of Securities." The reported shares are owned directly by OCM GW Holdings, LLC. OCM Principal Opportunities Fund III, L.P. ("Fund") and OCM Principal Opportunities Fund IIIA, L.P. ("Fund IIIA") are the direct beneficial owners of Holdings. Fund is the managing member of Holdings and Oaktree Capital Management LLC ("Oaktree") is the managing member of OCM Principal Opportunities Fund III GP, LLC ("Fund GP"), the general partner of the Fund and Fund IIIA. Although each of Fund, Fund IIIA, Fund GP and Oaktree may be deemed an indirect beneficial owner of the securities, each of them disclaims beneficial ownership of those shares except to the extent of its pecuniary interest in them.

                            CERTAIN RELATIONSHIPS AND
                              RELATED TRANSACTIONS

Transactions With Management and Others

         Compensation arrangements and stock option grants to our executive officers and directors are described in this prospectus under "Management".

         As described in "Business and Properties - Financial Recapitalization" OCM GW Holdings purchased 81,000 shares of Series G Preferred Stock and 2,000 shares of Series A Preferred Stock for $42 million. Skardon F. Baker, a director, is a vice president of and B. James Ford, also a director, is a managing director of Oaktree Capital Management, LLC, the ultimate parent of OCM GW Holdings. See "Security Ownership of Certain Beneficial Owners and Management."

         In connection with our April 2004 financing, J. Virgil Waggoner, a director, and Star-Tex Trading Co., an entity managed by John Loehr, an officer at the time and currently a director, purchased 3,000 shares and 200 shares, respectively, of Series A Preferred Stock at a price of $500 per share. Both Mr. Waggoner and Star-Tex, in connection with the February 2005 offering, elected to exchange those shares for an equal number of shares of Series H Preferred Stock. Star-Tex elected to convert its shares of Series H Preferred Stock to 285,715 shares of common stock effective February 28, 2005. The shares of common stock underlying such Series A and Series H Preferred Stock are included in this prospectus.

         On November 6, 2002, Mr. J. Virgil Waggoner, a director, provided us a loan in the initial amount of $1,200,000, which was subsequently increased to a total of $1,500,000, which was outstanding at February 28, 2005. We issued Mr. Waggoner a promissory note with interest at the prime rate (prime rate 4.0% at May 26, 2004), secured by common stock of our of wholly-owned subsidiary, DutchWest Oil Company. Mr. Waggoner also received warrants to purchase 625,000 shares of our common stock at an exercise price of $.75 per share. Those underlying shares are included in this prospectus. The note with accrued interest was paid off in connection with the February 2005 offering, for a total payment amount of $1,727,655. In addition, in December 2002 Mr. Waggoner purchased 9,000 shares of our Series E Preferred Stock for $800,000. The shares of common stock issuable upon conversion of the Series E Preferred Stock are included in this prospectus.

         On March 5, 2004, we entered into an Option Agreement for the Purchase of Oil and Gas Leases (the "Addison Agreement") with W. L. Addison Investments L.L.C., a private company owned by Mr. J. Virgil Waggoner and Mr. John E. Loehr, two of our directors ("Addison"). Under the Addison Agreement, Addison agreed to pay Summit, on our behalf, the non-recouped and outstanding advanced funds amounting to $1,200,000, thereby retiring the Summit Agreement except for certain surviving obligations with respect to areas of mutual interest and lease bank agreements. For consideration of such payment, Addison acquired certain oil and gas leases and wellbores from Summit but agreed to grant us a 180-day redemption option (which was extended by mutual consent) to purchase the same for $1,200,000, plus interest at the prime rate plus 2%. We tendered Addison a promissory note in the amount of $600,000, with interest at the prime rate plus 2%, to substitute for an account payable to Summit, pursuant to the Summit Agreement, in the same amount. The note would be considered paid in full if we exercised the redemption option and paid the $1,200,000, plus interest. Summit retained the right to participate up to a 25% working interest in the drilling of any wells on the leases acquired by Addison. In the event we exercised the redemption option, Addison could have, at its sole option, retained up to a 25% working interest in the leases. The Addison Agreement was extended on July 15, 2004. We exercised the redemption option and Addison received $1,275,353 at the closing of the February 2005 offering and waived its rights under the agreement to a working interest under the leases.

         As part of the April 2004 refinancing, the former lender agreed to return all 2,000 shares of our Series F Preferred Stock held by it. Rather than receive the shares as treasury shares (which would have meant cancellation of the series) at our request the former lender transferred 400 of the shares to ST Advisory Corp., an entity owned by John Loehr, our former CEO and a current director, 400 of the shares to a financial advisor to the Company, and 200 of the shares to Thomas R. Kaetzer, our President and Director at that time and 1,000 shares to Intermarket Management LLC, an entity partially owned by M. Scott Manolis, one of our directors at that time. These transfers were to compensate Mr. Kaetzer, the financial advisor and the entities controlled by Mr. Loehr and Mr. Manolis for service to the Company. On September 29, 2004, the financial advisor with 400 shares transferred 140 shares to three non-management transferees. On December 22, 2004, these holders elected to convert their 1,600 shares to 800,000 shares of common stock. The shares of common stock underlying such shares of Series F Preferred Stock are included in this prospectus.

         $675,203 of the proceeds from the February 2005 offering went towards the payment of accrued and unpaid dividends of the preferred stock. J. Virgil Waggoner received $469,603 as a result. On December 22, 2004, ST Advisory Corp, Intermarket Management LLC and Mr. Kaetzer converted their Series F preferred shares into common stock. At the closing of the February 2005 offering they were paid their proportionate share of accrued dividends due on the 2000 shares, which totaled $17,167.

         As part of the closing of the February 2005 offering, the investor and the Company agreed to pay certain legal, accounting and other due diligence costs and, also certain closing fees which totaled approximately $3.75 million. Of this certain related parties received the following fees: OCM GW Holdings $1,000,000; Intermarket Management LLC $500,000; Mr. Allan D. Keel $300,000 (which was used to invest in the subject offering).

         In January 2005, Allan D. Keel, our current president and chief executive officer, and another individual lent an aggregate of $200,000 to the Company, which was repaid in full out of the proceeds of the February 2005 offering. $120,000 of that loan was attributable to Mr. Keel. In addition, Mr. Keel received warrants to purchase 30,000 shares of Common Stock at $0.01 share in connection with this transaction.

                            DESCRIPTION OF SECURITIES

General

         The following descriptions are summaries of material terms of our common stock, preferred stock, articles of incorporation and bylaws. This summary is qualified by reference to our articles of incorporation, bylaws and the designations of our preferred stock, which have been previously filed as exhibits to our public filings with the Securities and Exchange Commission, and by the provisions of applicable law.

         On July 8, 2004, at the Annual Meeting of Shareholders, our shareholders increased the amount of shares we are authorized to issue from 40,000,000 to 80,000,000 shares of common stock, par value $.001 per share. As of March 31, 2005, there were 24,897,893 shares of our sole class of common stock, designated Class A, issued and outstanding, and held by approximately 620 beneficial owners. For the purposes of this prospectus, holders that have elected to convert their shares of preferred stock or whose shares of preferred stock were automatically exchanged for common stock as of the date of this prospectus are treated as converted or exchanged and no longer issued and outstanding. On an "as converted" basis, if all of the common stock underlying our various convertible and derivative securities, including warrants and granted employee stock options, outstanding at March 31, 2005 is issued by us, the number of our outstanding shares of common stock will increase to approximately 103.8 million shares. See "Management" for a description of options issued after March 31, 2005 to certain of our officers.

         Our common stock is traded over-the-counter (OTC) under the symbol "GULF". Fidelity Transfer Company, 1800 South West Temple, Suite 301, Box 53, Salt Lake City, Utah 84115, (801) 484-7222 is the transfer agent for the common stock.

Our Common Stock

         The holders of our common stock are entitled, among other things, to one vote per share on each matter submitted to a vote of shareholders and, in the event of liquidation, to share ratably in the distribution of assets remaining after payment of liabilities (including preferential distribution and dividend rights of holders of preferred stock). They have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares of the common stock, voting with the Series G and Series H Preferred Stock on an as converted basis, have the ability to elect all of the directors not entitled to be elected by the Series G Preferred Stock voting as a class.

         Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the Board out of funds legally available therefor. We have never paid cash dividends on the common stock and do not anticipate paying any cash dividends in the foreseeable future.

Our Preferred Stock

         Our board of directors is authorized, without further shareholder action, to issue preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each such series.

         As of March 31, 2005, there was a total of 104,500 shares of preferred stock, par value $0.01 per share, issued and outstanding in four series, including 8,000 shares of Series D Preferred Stock, 9,000 shares of Series E Preferred Stock, 81,000 shares of Series G Preferred Stock and 6,500 shares of Series H Preferred Stock (collectively, Preferred Stock). The 8,000 shares of Series D Preferred Stock are held by a former director. The 9,000 shares of Series E Preferred Stock are held by a current director. The 81,000 shares of Series G Preferred Stock are held by OCM GW Holdings, an officer, two non-affiliated individuals, and affiliates of an investment advisor. The 6,500 shares of Series H Preferred Stock are held by various parties including 3,000 shares by a director and 2,000 shares by OCM GW Holdings. Our preferred stock is senior to our common stock regarding liquidation. All of our Series F Preferred Stock and GulfWest Oil & Gas Company's Series A Preferred Stock has either converted to or been exchanged for common stock or, in the case of the Series A Preferred Stock, Series H Preferred Stock.

         The Series D Preferred Stock is not entitled to dividends, nor is it redeemable, however it is convertible to common stock at any time. None of the 8,000 outstanding shares of Series D Preferred Stock has been converted. On a fully converted basis, the 8,000 shares of Series D Preferred Stock would convert to 500,000 shares of common stock. The Series D Preferred Stock is of equal priority with the Series E Preferred Stock as to liquidation.

         The Series E Preferred Stock is entitled to receive cumulative dividends at the rate of 6% per year, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, payable quarterly. As amended, dividends on the Series E Preferred Stock will accrue but not be paid until March 31, 2009, at which time we will commence quarterly dividend payments. Deferred dividends on the Series E Preferred Stock may be paid to the extent the board of directors elects to do so or dividends on the Series G Preferred Stock are paid for a quarter. Accrued dividends on the Series E Preferred Stock may be converted to common stock at a conversion price of $0.90. Accrued and unpaid deferred dividends are to be paid on liquidation or, at our option, with the consent of the holders affected, at any time. The Series E Preferred Stock is redeemable in whole or in part at any time, at the option of the issuer, at a price of $500 per share, plus all accrued and undeclared or unpaid dividends; except that, prior to our redemption, the holders of record shall be given a 60-day written notice of the issuer's intent to redeem and the opportunity to convert the Series E Preferred Stock to common stock. The conversion price for the Series E Preferred Stock is based on $2.00 per share of common stock. Upon a change of control, the Series E Preferred Stock is redeemable at the holder's election at the same redemption price, provided that holders may convert their shares to common stock prior to the redemption date. As amended, the Series E Preferred Stock automatically converts to common stock to the extent OCM GW Holdings and its affiliates convert their shares of Series G Preferred Stock. None of the 9,000 outstanding shares of Series E Preferred Stock has been redeemed or converted. On a fully converted basis, the 9,000 shares of Series E Preferred Stock would convert to 2,250,000 shares of common stock.

         The newly authorized Series G Preferred Stock ranks senior to all outstanding classes of capital stock. The Series G Preferred Stock provides for an 8% cumulative cash dividend, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, which will accrue but not be paid until the dividend owing April 1, 2009 is required to be paid, at which time we will commence quarterly dividend payments. Deferred dividends may be paid to the extent the board of directors elects to do so. Accrued dividends on the Series G Preferred Stock may be converted to common stock at a conversion price of $0.90. Accrued and unpaid deferred dividends are to be paid on liquidation or, at our option, with the consent of the holders affected, at any time. The Series G Preferred Stock may be redeemed by us after the fourth anniversary of issuance if a share of the underlying common stock trades at a price greater than the $.90 (as adjusted) conversion price for 30 consecutive trading days, at a price per share of Series G Preferred Stock equal to $500 plus accrued and unpaid dividends. In addition, we may be required to redeem the Series G Preferred Stock upon a change of control or if requested by a majority of holders if we breach the document governing the Series G Preferred Stock or if OCM GW Holdings and it affiliates suffer more than $3 million in damages arising from our breaches of covenants, representations or warranties under the Series G Preferred Stock subscription agreement or Shareholders Rights Agreement, provided that holders may convert their shares to common stock prior to the redemption date. On a fully converted basis, the 81,000 shares of Series G Preferred Stock would convert into 45 million shares of common stock.

         The Series H Preferred Stock is convertible into common stock at a conversion price of $0.35 a share and ranks junior to the Series G Preferred Stock as to dividends and liquidation but senior to all other outstanding classes of preferred stock of the Company. Holders of the newly authorized Series H Preferred Stock are entitled to cumulative quarterly dividends of 10 shares of common stock per share of Series H Preferred Stock, or 40 shares of common stock annually per shares of Series H Preferred Stock. The Series H Preferred Stock may be redeemed by us if we elect to redeem the Series G Preferred Stock, at a price per share of $500, the amount each share is entitled to upon liquidation, provided that holders may convert their shares to common stock prior to the redemption date. The Series H Preferred Stock automatically converts to common stock to the extent OCM GW Holdings and its affiliates convert their Series G Preferred Stock. On a fully converted basis, the 6,500 shares of Series H Preferred Stock would convert into approximately 9.3 million shares of common stock.

         Holders of both the Series G Preferred Stock and Series H Preferred Stock vote on an as-converted basis with the holders of the common stock. The Series G Preferred Stock, voting as a class, has the right to elect a majority of our board. The Series E and F Preferred Stock have the right to appoint two directors and one director, respectively, in the event of two or more dividend defaults or our insolvency or similar events.

Outstanding Options and Warrants

         At March 31, 2005, we had outstanding warrants and options for the purchase of 21,899,621 shares of common stock at prices ranging from $.01 to $1.81 per share, including employee stock options to purchase 18,149,000 shares at prices ranging from $.45 to $1.81 per share. If we issue additional shares, the existing shareholders' percentage ownership of the Company may be further diluted. Pursuant to a notice dated April 1, 2005, one of our former lenders has given notice of its desire to exercise its warrants for all 1,017,811 shares of common stock underlying its warrants by "cashless" exercise; the shares to be issued by us in connection with this election are not treated as issued and outstanding in this prospectus.

Agreements with Shareholders

         We and OCM GW Holdings entered into a Shareholders Rights Agreement on February 28, 2005 providing OCM GW Holdings with up to four demand registrations with respect to shares of Series G Preferred Stock and common stock upon the request of holders holding 50% or more of the registrable securities on an as converted basis, and unlimited piggyback registration rights. OCM GW Holdings is entitled to receive monthly financial reports, an annual business plan and operating budget, periodic filings and other information about us and, in addition, provides OCM GW Holdings with board observation rights. The Shareholders Rights Agreement subjects us to various restrictive covenants affecting the operation of our business. Further, OCM GW Holdings has a right of first refusal to purchase any additional securities proposed to be purchased by a third party from us. If we do not reincorporate in Delaware by July 30, 2005, we will be required to make additional payments on the Series G Preferred Stock in the amount of $80 per share per annum until the reincorporation occurs or a number of shares of Series G Preferred Stock are converted into a new series of preferred stock substantially similar to the Series G Preferred Stock except that (i) it will not have the right to vote, (ii) it will be redeemable at the holder's option on January 15, 2008, and if not redeemed the dividend will increase to 14%, (iii) it will not be convertible, (iv) it will bear a quarterly dividend at an annual rate of 12%, and (v) it will be optionally redeemable by us at any time. We are required to use our best efforts to convert certain of the shares of Series G Preferred Stock into this new preferred stock if the Delaware reincorporation has not occurred by December 31, 2005.

         We also entered into an Omnibus and Release Agreement with OCM GW Holdings and certain other shareholders on February 28, 2005, which prohibits those shareholders from, directly or indirectly, entering into any swap, option, future, forward or other similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of any of our newly authorized Series H Preferred Stock issuable upon exchange of our Series A Preferred Stock or common stock, although such holders may sell our common stock or, after February 28, 2007, the Series H Preferred Stock. After February 28, 2007, OCM GW Holdings and its affiliates have a right of first refusal to acquire any Series H Preferred Stock if a third party offers to acquire that stock, and the signatories to the Omnibus and Release Agreement have piggyback registration rights with respect to certain of the common stock held by them or issuable as a dividend. Shareholders (other than Holdings) that are party to the Omnibus and Release Agreement have agreed to vote in favor of our Delaware reincorporation. The restrictions imposed upon the shareholders that have executed the Omnibus and Release Agreement do not apply to shares of common stock owned by these shareholders, whether received upon conversion of the Series H Preferred Stock or otherwise, except as disclosed above.

         Pursuant to a Subscription Agreement dated February 28, 2005, Allan D. Keel, Chief Executive Officer and President, is subject to restrictions on transfers of his shares of Series G Preferred Stock for a period of 2 years. Allan D. Keel and the other purchasers of Series G Preferred Stock are subject to a right of first offer in favor of OCM GW Holdings, but not with respect to shares of common stock received upon conversion, and are required to convert their shares to common stock when Holdings and its affiliates convert their shares into common stock in the same proportion as OCM GW Holdings and its affiliates.

         J. Virgil Waggoner, a director, entered into a Share Transfer Restriction Agreement, dated February 28, 2005, with OCM GW Holdings, pursuant to which he agreed to deliver an Irrevocable Proxy coupled with an interest with respect to his shares of common stock, Series E Preferred Stock and Series H Preferred Stock thereby allowing OCM GW Holdings to vote such shares at any time in favor of our Delaware reincorporation or, if it does not occur by December 31, 2005, in favor of the conversion of certain of the Series G Preferred Stock into a new series of preferred stock. The proxy also grants OCM GW Holdings a proxy with additional rights with respect to the Series H Preferred Stock until such time as all the Series H Preferred Stock has converted into common stock. Mr. Waggoner is subject to restrictions on the disposition or transfer of the economic or voting rights of the capital stock owned by him, including prohibitions on transfers of shares of capital stock or entering into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any such capital stock, without the consent of OCM GW Holdings.

         The Proxy and the restrictions on disposition in the Share Transfer Restriction Agreement terminate upon the earliest to occur of our Delaware reincorporation or creation of the new series of preferred stock, other than with respect to the shares of Series H Preferred Stock.

         In addition, Mr. Waggoner agreed to exchange his shares of Series A Preferred Stock for Series H Preferred Stock pursuant to the amended terms of the Series A Preferred Stock Statement of Resolution and is required to convert any shares of Series H Preferred Stock he owns into common stock in the same proportion as that converted by OCM GW Holdings or its affiliates.


Anti-Takeover Effects of Texas Laws and Our Charter and Bylaws Provisions

         Articles of Incorporation and Bylaws. Certain provisions in our Articles of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

         Our Articles of Incorporation and Bylaws contain provisions that:

     o permit us to issue, without any further vote or action by the shareholders, additional shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualification, limitations or restrictions, of the shares of such series; and

     o Require consent of shareholders owning over 50% of the outstanding common stock to call special meetings.

         The foregoing provisions of our Articles of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result form actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

         Texas Takeover Statute. We are subject to Article 13.03 of the Texas Business Corporation Act, which, subject to certain exceptions, prohibits a Texas corporation from engaging in any "business combination" (as defined below) with any "affiliated shareholder" (as defined below) for a period of three years following the date that such shareholder became an affiliated shareholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or (ii) not more than six months subsequent to such date, the business combination is approved by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the affiliated shareholder.

         The Texas Business Corporation Act defines "business combination" to include: (i) any merger, share exchange or conversion involving the corporation and the affiliated shareholder or an affiliate; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the affiliated shareholder or an affiliate; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer of the corporation of any stock of the corporation to the affiliated shareholder or an affiliate; (iv) the adoption of a plan of liquidation or dissolution proposed by or under an agreement with, the affiliated shareholder or an affiliate; (v) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the affiliated shareholder; or (vi) the receipt by the affiliated shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, an "affiliated shareholder" is any entity or person beneficially owning 20% or more of the outstanding voting stock of the corporation.

Limitation on Liability of Directors

         Our articles of incorporation and bylaws indemnify our directors to the fullest extent permitted by the Texas Business Corporation Act. Article 2.01 of the Texas Business Corporation Act provides that a corporation may indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director only if it is determined that the person:

         (1) conducted himself in good faith;

         (2) reasonably believed:

                  (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and

                  (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

         (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

         Except to a limited extent, a director may not be indemnified in respect of a proceeding:

         (1) in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or

         (2) in which the person is found liable to the corporation.

         Additionally, our Articles of Incorporation limit a director's liability to the company to the fullest extent permitted by the Texas Business Corporation Act. The Texas laws permit a corporation to limit or eliminate a director's personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable to the extent the director is found liable for: (1) a breach of the director's duty of loyalty to the corporation or its shareholders or members; (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute. The Texas laws also prohibit limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations and certain payments after dissolution. The effect of these provisions is to eliminate the rights of our company and our shareholders (through shareholders' derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director excepting the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

         Additionally, we have entered into director indemnification agreements with each of our five directors providing for indemnification and advancement of expenses in connection with legal proceedings. We also maintain directors and officers liability insurance for our officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                  GLOSSARY OF INDUSTRY TERMS AND ABBREVIATIONS

         The following are definitions of certain industry terms and abbreviations used in this report:

Bbl. Barrel.

BOE. Barrel of oil equivalent, based on a ratio of 6,000 cubic feet of natural gas for each barrel of oil.

Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which a working interests is owned.

Horizontal Drilling. High angle directional drilling with lateral penetration of one or more productive reservoirs.

Mcf. One thousand cubic feet.

Net Acres or Net Wells. The sum of the fractional working interests owned in gross acres or gross wells.

Overriding Royalty Interest. The right to receive a share of the proceeds of production from a well, free of all costs and expenses, except transportation.

Present Value. The pre-tax present value, discounted at 10%, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Proceeds of Production. Money received (usually monthly) from the sale of oil and gas produced from producing properties.

Producing Properties. Properties that contain one or more wells that produce oil and/or gas in paying quantities (i.e., a well for which proceeds from production exceed operating expenses).

Productive Well. A well that is producing oil or gas or that is capable of production.

Prospect. A lease or group of leases containing possible reserves, capable of producing crude oil, natural gas, or natural gas liquids in commercial quantities, either at the time of acquisition, or after vertical or horizontal drilling, completion of workovers, recompletions, or operational modifications.

Proved Reserves. Estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic conditions; i.e., prices and costs as of the date the estimate is made. Reservoirs are considered proved if either actual production or a conclusive formation test supports economic production.

         The area of a reservoir considered proved includes:

                  a. That portion delineated by drilling and defining by gas-oil or oil-water contacts, if any; and

                  b. The immediately adjoining portions not yet drilled but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

         Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

         Proved Reserves do not include:

                  a. Oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

                  b. Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

                  c. Crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and

                  d. Crude oil, natural gas, and natural gas liquids that may be recovered from oil sales and other sources.

Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed only after testing by a pilot project or after operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other units that have not been drilled can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proven effective by actual tests in the area and in the same reservoir.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Royalty. The right to a share of production from a well, free of all costs and expenses, except transportation.

Royalty Interest. An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure. The present value, discounted at 10%, of future net cash flows from estimated proved reserves, after income taxes, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Waterflood. An engineered, planned effort to inject water into an existing oil reservoir with the intent of increasing oil reserve recovery and production rates.

Working Interest. The operating interest under a lease, the owner of which has the right to explore for and produce oil and gas covered by such lease. The full working interest bears 100 percent of the costs of exploration, development, production, and operation, and is entitled to the portion of gross revenue from the proceeds of production which remains after proceeds allocable to royalty and overriding royalty interests or other lease burdens have been deducted.

Workover. Rig work performed to restore an existing well to production or improve its production from the current existing reservoir.

                                  LEGAL MATTERS

         The validity of the securities offered by this prospectus will be passed upon for us by Jackson Walker L.L.P., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of GulfWest Energy Inc. and subsidiaries have been included herein and in the registration statement filed in connection with this offering in reliance upon the report of Weaver and Tidwell, L.L.P., independent registered public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

         Our oil and gas reserves have been reviewed by our independent reserve engineers, Pressler Petroleum Consultants. Our disclosures of our oil and gas reserves included in this prospectus have been presented in reliance upon the authority of such firm as experts in petroleum engineering.

                              GULFWEST ENERGY INC.

                                FINANCIAL REPORT

                                DECEMBER 31, 2004

                                 C O N T E N T S

                                                                           Page


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................F-1

         Consolidated Balance Sheets........................................F-2

         Consolidated Statements of Operations..............................F-4

         Consolidated Statements of Stockholders' Equity....................F-5

         Consolidated Statements of Cash Flows..............................F-7

         Notes To Consolidated Financial Statements.........................F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................F-33

         SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS...................F-34


All other Financial Statement Schedules have been omitted because they are either inapplicable or the information required is included in the financial statements or the notes thereto.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders and
     Board of Directors
GULFWEST ENERGY INC.

We have audited the accompanying consolidated balance sheets of GulfWest Energy Inc. (a Texas Corporation) and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of The Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GulfWest Energy Inc. and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

\s\WEAVER AND TIDWELL, L.L.P
WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
March 29, 2005

                                GULFWEST ENERGY INC. AND SUBSIDIARIES

                                       CONSOLIDATED BALANCE SHEETS

                                       DECEMBER 31, 2004 AND 2003


                                                 ASSETS


                                                                          2004                2003
                                                                    ------------------  -----------------
CURRENT ASSETS
     Cash and cash equivalents                                               $411,377           $483,618
     Accounts receivable - trade, net of allowance
          for doubtful accounts of $-0- in 2004 and 2003                    1,674,448          1,099,802
     Prepaid expenses                                                         128,717            159,269
                                                                    ------------------  -----------------
               Total current assets                                         2,214,542          1,742,689
                                                                    ------------------  -----------------


OIL AND GAS PROPERTIES,
     using the successful efforts method of accounting                     58,557,072         58,472,886


OTHER PROPERTY AND EQUIPMENT                                                1,437,206          2,132,220
     Less accumulated depreciation, depletion and amortization             (9,870,962)       (10,017,931)
                                                                    ------------------  -----------------

     Net oil and gas properties and other property and equipment           50,123,316         50,587,175
                                                                    ------------------  -----------------


OTHER ASSETS
     Deposits                                                                   9,804             20,142
     Investments                                                              274,362                  -
     Debt issuance cost, net                                                1,756,316             78,768
     Deferred tax asset                                                     3,322,551
                                                                    ------------------  -----------------
               Total other assets                                           5,363,033             98,910
                                                                    ------------------  -----------------

TOTAL ASSETS                                                              $57,700,891        $52,428,774
                                                                    ==================  =================

                           GULFWEST ENERGY INC. AND SUBSIDIARIES

                                CONSOLIDATED BALANCE SHEETS

                                 DECEMBER 31, 2004 AND 2003


                            LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                 2004             2003
                                                             --------------   --------------
CURRENT LIABILITIES
     Notes payable                                              $4,916,568       $8,182,165
     Notes payable - related parties                             2,140,000        1,465,000
     Current portion of long-term debt                          22,686,254       29,396,092
     Current portion of long-term debt - related parties           112,192          130,152
     Accounts payable - trade                                    4,654,561        5,002,675
     Accrued expenses                                              940,587          443,568
                                                             --------------   --------------
     Income taxes payable                                          118,255
                                                             --------------   --------------
               Total current liabilities                        35,568,417       44,619,652
                                                             --------------   --------------

NONCURRENT LIABILITIES
     Long-term debt, net of current portion                        805,450           35,801
     Asset retirement obligations                                1,144,854        1,357,206
                                                             --------------   --------------
               Total noncurrent liabilities                      1,950,304        1,393,007
                                                             --------------   --------------

OTHER LIABILITIES
      Derivative instruments                                     1,505,527          591,467
                                                             --------------   --------------

               Total Liabilities                                39,024,248       46,604,126
                                                             --------------   --------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Preferred stock                                                   253              190
     Common Stock                                                   19,394           18,493
     Additional paid-in capital                                 34,062,502       29,283,692
     Retained deficit                                          (15,405,506)     (23,477,727)
                                                             --------------   --------------
               Total stockholders' equity                       18,676,643        5,824,648
                                                             --------------   --------------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $57,700,891      $52,428,774
                                                             ==============   ==============

The Notes to Consolidated Financial Statements are an integral part of these statements.


                                    GULFWEST ENERGY INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                            FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                                   2004           2003            2002
                                                               -------------- -------------- ---------------
OPERATING REVENUES
     Oil and gas sales                                           $11,101,114    $10,844,460     $10,447,169
     Well servicing revenues                                                                         39,116
     Operating overhead and other income                             106,559        166,263         353,512
                                                               -------------- -------------- ---------------
          Total Operating Revenues                                11,207,673     11,010,723      10,839,797
                                                               -------------- -------------- ---------------
OPERATING EXPENSES
     Lease operating expenses                                      4,879,754      5,527,841       5,430,205
     Cost of well servicing operations                                                               56,295
     Depreciation, depletion and amortization                      2,184,815      2,226,123       2,697,784
     Dry holes, abandoned property and impaired assets               452,516        358,737         617,365
     Accretion on asset retirement obligations                        72,247         76,823
    Settlement of asset retirement obligations                        41,780
     General administrative                                        2,018,746      2,262,425       1,727,858
                                                               -------------- -------------- ---------------
          Total Operating Expenses                                 9,649,858     10,451,949      10,529,507
                                                               -------------- -------------- ---------------
INCOME FROM OPERATIONS                                             1,557,815        558,774         310,290
                                                               -------------- -------------- ---------------
OTHER INCOME AND EXPENSE
     Interest expense                                             (4,153,578)    (3,363,330)     (3,159,381)
     Other financing costs                                        (1,472,318)    (1,000,000)
     Loss on sale of property and equipment                       (2,034,079)       (19,848)        (56,647)
     Unrealized gain (loss) on derivative instruments             (1,505,527)       537,526      (1,596,575)
     Forgiveness of debt                                          12,475,612
                                                               -------------- -------------- ---------------
          Total Other Income and (Expense)                         3,310,110     (3,845,652)     (4,812,603)
                                                               -------------- -------------- ---------------
INCOME (LOSS) BEFORE INCOME TAXES AND
CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLES                                         4,867,925     (3,286,878)     (4,502,313)
INCOME TAX BENEFIT                                                 3,204,296
                                                               -------------- -------------- ---------------
INCOME (LOSS) BEFORE CUMULATIVE
     EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES                     8,072,221     (3,286,878)     (4,502,313)
CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLES, NET OF INCOME TAXES                                     262,452
                                                               -------------- -------------- ---------------
NET INCOME (LOSS)                                                  8,072,221     (3,024,426)     (4,502,313)
DIVIDENDS ON PREFERRED STOCK
     (PAID 2004-$-0-; 2003-$112,500; 2002-$28,125)                  (455,612)      (127,083)       (112,500)
                                                               -------------- -------------- ---------------
NET INCOME (LOSS) AVAILABLE TO COMMON
     SHAREHOLDERS                                                 $7,616,609    $(3,151,509)    $(4,614,813)
                                                               ============== ============== ===============
NET INCOME (LOSS) PER SHARE, BASIC
     BEFORE CUMULATIVE EFFECT OF CHANGE
      IN ACCOUNTING PRINCIPLES                                          $.41          $(.18)          $(.25)
CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLES                                                              .01
                                                               -------------- -------------- ---------------
NET INCOME (LOSS) PER SHARE BASIC                                       $.41          $(.17)          $(.25)
                                                               ============== ============== ===============
NET INCOME (LOSS) PER SHARE, DILUTED BEFORE
     CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLES                                              $.26          $(.18)          $(.25)
CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLES                                                              .01
                                                               -------------- -------------- ---------------
NET INCOME (LOSS) PER SHARE, DILUTED                                    $.26          $(.17)          $(.25)
                                                               ============== ============== ===============


                                          GULFWEST ENERGY INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                                            Number of Shares
                                                                       Preferred           Common
                                                                         Stock             Stock
                                                                   -----------------  ----------------
BALANCE, December 31, 2001                                                   17,000        18,492,541
     Issuance of warrants for additional financing
     Net loss
     Dividends paid on preferred stock
                                                                   -----------------  ----------------
BALANCE, December 31, 2002                                                   17,000        18,492,541
                                                                   =================  ================
     Issuance of warrants for additional financing
     Issuance of preferred stock related to current financing                 2,000
     Net loss
                                                                   -----------------  ----------------
BALANCE, December 31, 2003                                                   19,000        18,492,541
                                                                   =================  ================
     Issuance of warrants for additional financing
     Issuance of preferred stock related to current refinancing               8,000
     Conversion of preferred stock to Common Stock.                          (1,710)          901,428
     Net income
                                                                   -----------------  ----------------
BALANCE, December 31, 2004                                                   25,290        19,393,969
                                                                   =================  ================


The Notes to Consolidated Financials are an integral part of these statements.

                               GULFWEST ENERGY INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


      Preferred              Common          Additional Paid-In           Retained
       Stock                  Stock                Capital                 Deficit
--------------------  --------------------  --------------------  ------------------------
               $170               $18,493           $28,164,712              $(15,838,488)
                                                         93,500
                                                                               (4,502,313)
                                                                                 (112,500)
------------------------------------------  --------------------  ------------------------
               $170               $18,493           $28,258,212              $(20,453,301)
==========================================  ====================  ========================
                                                         25,500
                 20                                     999,980
                                                                               (3,024,426)
--------------------  --------------------  --------------------  ------------------------
                190               $18,493           $29,283,692              $(23,477,727)
====================  ====================  ====================  ========================
                                                        916,029
                 80                                   3,863,665

                (17)                  901                  (884)
                                                                                8,072,221
--------------------  --------------------  --------------------  ------------------------
               $253               $19,394           $34,062,502              $(15,405,506)
====================  ====================  ====================  ========================

The Notes to Consolidated Financials are an integral part of these statements.

                                         GULFWEST ENERGY INC. AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                                                     2004         2003         2002
                                                                                  ------------ ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                                             $8,072,221  $(3,024,426) $(4,502,313)
     Adjustments to reconcile net income (loss) to net cash
          Provided by operating activities:
               Depreciation, depletion and amortization                             2,184,815    2,226,123    2,697,784
               Accretion expense                                                       72,247       76,823
               Settlement of asset retirement obligations                             (25,769)
               Amortization of debt issuance cost                                   1,379,818
               Discount expense on note payable                                       413,910
               Forgiveness of debt                                                (12,475,612)
               Common Stock and warrants issued and charged to operations                           25,500       93,500
               Other financing costs                                                             1,000,000
               Deferred tax asset                                                 ( 3,322,551)
               Income tax payable                                                     118,255
               Notes payable issued for  interest expense                              61,046
               Loss on sale of property and equipment                               2,034,079       19,848       56,647
               Dry holes, abandoned property, impaired assets                         452,516      358,737      617,365
               Unrealized (gain) loss on derivative instruments                     1,505,527     (537,526)   1,596,575
               Cumulative effect of accounting change                                             (262,452)
               Provision for bad debts                                                              29,201
               (Increase) decrease in accounts receivable - trade, net               (267,271)     232,443     (109,437)
               (Increase) decrease in prepaid expenses                                 30,552      144,637     (179,825)
               Increase (decrease) in accounts payable and accrued expenses           279,859    1,235,503    1,043,994
                                                                                  ------------ ------------ ------------
                         Net cash provided by  operating activities                   513,642    1,524,411    1,314,290
                                                                                  ------------ ------------ ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Deposits returned                                                                 10,338
     Proceeds from sale of property and equipment                                   1,250,675       38,561      675,440
     Capital expenditures                                                          (6,141,988)  (1,067,924)  (5,861,969)
                                                                                  ------------ ------------ ------------
                         Net cash used in investing activities                     (4,880,975)  (1,029,363)  (5,186,529)
                                                                                  ------------ ------------ ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of preferred stock, net                                     3,363,745
     Payments on debt                                                             (18,144,776)  (1,672,288)  (3,410,778)
     Proceeds from debt issuance                                                   21,304,258      973,164    7,394,181
     Debt issuance cost                                                            (2,228,135)
     Dividends paid                                                                                            (112,500)
                                                                                  ------------ ------------ ------------
                         Net cash provided by (used in) financing activities        4,295,092     (699,124)   3,870,903
                                                                                  ------------ ------------ ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      (72,241)    (204,076)      (1,336)

CASH AND CASH EQUIVALENTS,
     Beginning of year                                                                483,618      687,694      689,030
                                                                                  ------------ ------------ ------------

CASH AND CASH EQUIVALENTS,
     End of year                                                                     $411,377     $483,618     $687,694
                                                                                  ============ ============ ============

CASH PAID FOR INTEREST                                                             $3,718,940   $3,216,034   $3,004,015
                                                                                  ============ ============ ============


The Notes to Consolidated Financial Statements are an integral part of these statements.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Note 1.  Summary of Significant Accounting Policies

         The following is a summary of the significant accounting policies consistently applied by management in the preparation of the accompanying consolidated financial statements.

         Organization

                           GulfWest Energy Inc. and our subsidiaries intend to
                  pursue the acquisition of quality oil and gas prospects, which have proved developed and undeveloped reserves, and the development of prospects with third party industry partners.

                           The accompanying consolidated financial statements
                  include our company and its wholly-owned subsidiaries: RigWest Well Service, Inc. ("RigWest"), GulfWest Texas Company ("GWT"), both formed in 1996; DutchWest Oil Company formed in 1997; SETEX Oil and Gas Company ("SETEX") formed August 11, 1998; Southeast Texas Oil and Gas Company, L.L.C. ("Setex LLC") acquired September 1, 1998; GulfWest Oil and Gas Company formed February 18, 1999; LTW Pipeline Co. formed April 19, 1999; GulfWest Development Company ("GWD") formed November 9, 2000 and GulfWest Oil and Gas Company (Louisiana) LLC, formed July 31, 2001. All material intercompany transactions and balances have been eliminated in consolidation.

         Statement of Cash Flows

                           We consider all highly liquid investment instruments
                  purchased with remaining maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows.

                  Non-Cash Investing and Financing Activities:

                           During the twelve month period ended December 31,
                  2004, in settlement of a contract we issued a note payable for $600,000 in replacement of an account payable for $538,954 and the recognition of an additional $61,046 of interest expense. Also, as a result of refinancing debt in which we recorded a $12,475,612 forgiveness of debt, we issued Common Stock warrants valued at $916,029 which were recorded as a discount to the face value of the new note issued, we issued $500,000 of preferred stock of a wholly owned subsidiary as a commission to our financial advisor, and recorded a $360,000 payable for a loan termination fee. The termination fee was subsequently increased by $48,000 as a result of increasing the principal amount of the new note. We also financed field trucks for $78,036. In addition, we invested $274,362 in a partnership by contributing our cost basis of $76,732 in a natural gas pipeline and $197,630 in undeveloped oil and gas leases to the partnership.

                           During the twelve month period ended December 31,
                  2003, we adopted Statement of Financial Accounting Standard No. 143 "Asset Retirement Obligations" (SFAS 143). As a result of adopting SFAS 143, effective January 1, 2003, we recorded an asset retirement obligation liability of $1,280,383, an increase in the carrying value of our oil and gas properties of $1,058,445, a reduction in accumulated depletion of $484,390 a change of $262,452 to income as a cumulative effect of a change in accounting principal. This retirement liability was increased during 2004 and 2003 by recognizing$72,247 and $76,823 respectfully, in accretion expense. Also, we decreased the current portion of long term debt-related parties by applying $17,300 in deposits and reclassified $176,320 from accrued expenses to current portion of long term debt.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  in Summary of Significant Accounting Policies (continued)



         Use of Estimates in the Preparation of Financial Statements

                           The preparation of consolidated financial statements
                  in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Oil and Gas Properties

                           We use the successful efforts method of accounting
                  for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, and geological and geophysical costs are expensed.

                           As we acquire significant oil and gas properties, any
                  unproved property that is considered individually significant is periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and support equipment, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method.

                           On the sale of an entire interest in an unproved
                  property, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. On the sale of an entire or partial interest in a proved property, gain or loss is recognized, based upon the fair values of the interests sold and retained.

         Other Property and Equipment

                           The following tables set forth certain information
                  with respect to our other property and equipment. We provide for depreciation and amortization using the straight-line method over the following estimated useful lives of the respective assets:

                       Assets                                      Years
                       ---------------------------------        -------------
                            Automobiles                             3-5
                            Office equipment                         7
                            Gathering system                         10
                            Well servicing equipment                 10

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Summary of Significant Accounting Policies - continued

         Other Property and Equipment - continued

                  Capitalized costs relating to other properties and equipment:

                                                                  2004                     2003
                                                           --------------------    ---------------------
                      Automobiles                          $            285,384    $             420,776

                      Office equipment                                  148,173                  148,172
                      Gathering system                                  271,651                  529,486
                      Well servicing equipment                          731,998                1,033,786
                                                           --------------------    ---------------------
                                                                      1,437,206                2,132,220

                      Less accumulated depreciation                    (872,364)              (1,268,330)
                                                           --------------------    ---------------------

                      Net capitalized cost                 $            564,842    $             863,890
                                                           ====================    =====================

         Impairments

                           We have adopted SFAS 144 "Accounting for the
                  Impairment or Disposal of Long- Lived Assets". Accordingly, impairments, measured using fair market value, are recognized whenever events or changes in circumstances indicate that the carrying amount of long-lived assets (other than unproved oil and gas properties discussed above) may not be recoverable and the future undiscounted cash flows attributable to the asset are less than its carrying value.

         Revenue Recognition

                           We recognize oil and gas revenues on the sales method
                  as oil and gas production is sold. Differences between sales and production volumes during the years ended December 31, 2004, 2003, and 2002 were not significant. Well servicing revenues are recognized as the related services are performed. Operating overhead income is recognized based upon monthly contractual amounts for lease operations and other income is recognized as earned.

         Trade Accounts Receivable

                           We grant credit to creditworthy independent and major
                  oil and gas companies for the sale of crude oil and natural gas. In addition, we grant credit to joint owners of oil and gas properties, which we, through our subsidiary, SETEX, operate. Such amounts are secured by the underlying ownership interests in the properties. We also grant credit to various third parties through RigWest for well servicing operations.

                           Trade accounts receivable are reported in the
                  consolidated balance sheet at the outstanding principal adjusted for any chargeoffs. An allocation for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses and general economic conditions.

                           We maintain cash on deposit in non-interest bearing
                  accounts, which, at times, exceed federally insured limits. We have not experienced any losses on such accounts and believe we are not exposed to any significant credit risk on cash and equivalents.

         Fair Value of Financial Instruments

                           At December 31, 2004 and 2003, our financial
                  instruments consist of notes payable and long-term debt. Interest rates currently available to us for notes payable and long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Debt Issuance Costs

                           Debt issue costs incurred are capitalized and
                  subsequently amortized over the term of the related debt on a straight-line basis.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies - continued

         Earnings (Loss) Per Share

                           We have adopted Statement of Financial Accounting
                  Standards (SFAS) No. 128 "Earnings Per Share", which requires that both basic earnings (loss) per share and diluted earnings
                  (loss) per share be presented on the face of the statement of operations. Basic earnings (loss) per share are based on the weighted-average number of outstanding common shares. Diluted earnings (loss) per-share are based on the weighted-average number of outstanding common shares and the effect of all potentially diluted common shares.

         Stock Based Compensation

                           In October 1995, SFAS No. 123, "Stock Based
                  Compensation," (SFAS 123) was issued. This statement requires that we choose between two different methods of accounting for stock options and warrants. The statement defines a fair-value-based method of accounting for stock options and warrants but allows an entity to continue to measure compensation cost for stock options and warrants using the accounting prescribed by APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Use of the APB 25 accounting method results in no compensation cost being recognized if options are granted at an exercise price at the current market value of the stock or higher. We are required by SFAS 123 to make pro forma disclosures of net income (loss) and earnings (loss) per share as if the fair value method had been applied in its 2004, 2003 and 2002 financial statements. All options were issued with an exercise price at or above fair market value on the date of grant with the exception of one grant of 281,000 options, for which we have accrued $129,260 in compensation expense in 2004. Also see Recent Accounting Pronouncements.

                           During 2004, 2003 and 2002, we issued options and
                  warrants totaling: 1,610,000 shares in 2004 (exercisable 1,085,000); 35,000 in 2003 (all exercisable); 405,000 shares in 2002 (all exercisable), respectively, to employees and directors as compensation. If we had used the fair value method required by SFAS 123, our net income (loss) and per share information would approximate the following amounts:


                                     2004                     2003                      2002
                             ----------------------  ------------------------  ------------------------
                                As       ProForma   As Reported    ProForma   As Reported    ProForma
                             Reported
                            ----------- ----------- ------------ ------------ ------------ ------------
SFAS 123
compensation cost           $           $  425,500  $            $     7,350  $            $    38,300
APB 25
compensation cost           $  129,260  $ (129,260) $            $            $            $
Net income (loss)           $7,616,609  $7,320,369  $(3,151,509) $(3,158,859) $(4,614,813) $(4,653,113)
Income (loss) per
common share-basic          $      .41  $      .39  $      (.17) $      (.17) $      (.25) $      (.25)
Income (loss) per
common share-diluted        $      .26  $      .23  $      (.17) $      (.17) $      (.25) $      (.25)

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies - continued

         Stock Based Compensation  - continued

                           The effects of applying SFAS 123 as disclosed above
                  are not indicative of future amounts. We anticipate making additional stock based employee compensation awards in the future.

                           We use the Black-Sholes option-pricing model to
                  estimate the fair value of the options and warrants (to employee and non-employees) on the grant date. Significant assumptions include (1) risk free interest rate 2004- 3.0%, 2003 - 3.0%; 2002 - 3.0%; (2) weighted average expected life 2004- 3.0, 2003 - 3.4; 2002 - 3.6; (3) expected volatility of
                  2004- 94.32%, 2003 - 147.43%; 2002 - 101.73%; and (4) no
                  expected dividends.

         Implementation of New Financial Accounting Standards

                           Effective January 1, 2001, we adopted SFAS No. 133
                  "Accounting for Derivative Instruments and other Hedging Activities", as amended by SFAS No. 137 and No. 138. It has been determined that our oil and gas hedging agreements meet the definition of SFAS 133 "Accounting for Derivative Instruments and other Hedging Activities" and are accounted for as a derivative instruments.

                           Effective January 1, 2002, we adopted SFAS No. 144,
                  "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires the following three-step approach for assessing and recognizing the impairment of long-lived assets: (1) consider whether indicators of impairment of long-lived assets are present; (2) if indicators of impairment are present, determine whether the sum of the estimated undiscounted future cash flows attributable to the assets in question is less than their carrying amount; and (3) if less, recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (such as abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale". The adoption of SFAS No. 144 did not have a material impact on our financial statements since it retained the fundamental provisions of SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," related to the recognition and measurement of the impairment of long-lived assets to be "held and used".

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies - continued

         Implementation of New Financial Accounting Standards - continued

                           In June 2002, the FASB issued SFAS No. 146,
                  "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the fair value is the objective for the initial measurement of the liability. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. This statement will impact the timing of our recognition of liabilities for costs associated with future exit or disposal activities.

                           Beginning in 2003, Statement of Financial Accounting
                  Standards No. 143, "Asset Retirement Obligations" ("SFAS 143") requires us to recognize an estimated liability for the plugging and abandonment of our oil and gas wells and associated pipelines and equipment. Consistent with industry practice, historically we had assumed the cost of plugging and abandonment would be offset by salvage value received. This statement requires us to record a liability in the period in which our asset retirement obligation ("ARO") is incurred. After initial recognition of the liability, we must capitalize an additional asset cost equal to the amount of the liability. In addition to any obligation that arises after the effective date of SFAS 143, upon initial adoption we must recognize (1) a liability for any existing ARO's, (2) capitalized cost related to the liability, and (3) accumulated depreciation, depletion and amortization on that capitalized cost adjusting for the salvage value of related equipment.

                           The estimated liability is based on historical
                  experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserves estimates and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted risk-free rate of 7.5%. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs, changes in the risk-free rate or remaining lives of the wells, or if federal or state regulators enact new plugging and abandonment requirements. At the time of abandonment, we will be required to recognize a gain or loss on abandonment if the actual costs do not equal the estimated costs.

                           The adoption of SFAS 143 resulted in a January 1,
                  2003 cumulative effect adjustment to record (i) a $1,058,445 increase in the carrying value of proved properties, (ii) a $484,390 decrease in accumulated depreciation, depletion and amortization, (iii) a $1,280,383 increase in noncurrent liabilities, and (iv) a $262,452 gain, net of tax.

         Recent Accounting Pronouncements

                           On December 16, 2004, the Financial Accounting
                  Standards Board (FASB) issued FASB Statement No. 123 (revised
                  2004), Share-Based Payments which is a revision of FASB No. 123, Accounting for Stock-Based Compensation. Statement 123
                  (R) supercedes APB opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share- based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The provisions of this statement become effective for our third quarter of 2005. Management has not yet determined the impact that this statement will have on our consolidated financial statements.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2.  Recapitalization

         At December 31, 2004, despite certain refinancing during 2004 our current liabilities exceeded our current assets by $33,353,875, which without additional capital left doubt about our ability to survive; however this doubt was eliminated pursuant to the 2005 recapitalization described below.

         On April 27, 2004, we completed an $18,000,000 financing package with new energy lenders. We used $15,700,000 to retire existing debt of $27,584,145, resulting in forgiveness of debt of $12,475,612, the elimination of a hedging liability and the return to us our Series F Convertible Preferred Stock with an aggregate liquidation preference of $1,000,000. This preferred stock, at our request, was transferred to our financial advisor and to two companies affiliated with two of our directors. See "Certain Relationships and Related Transactions." This taxable gain resulting from these transactions will be completely offset by available net operating loss carryforwards. The term of the note is eighteen months and it bears interest at the prime rate plus 11%. This rate increases by .75% per month beginning in month ten. We paid the new lenders $1,180,000 in cash fees and also issued them warrants to purchase 2,035,621 shares of our Common Stock at an exercise price of $.01 per share, expiring in five years. The warrants are subject to anti-dilution provisions.

         We continued to pursue new equity capital during 2005, culminating in the sale of $42,000,000 in newly issued preferred stock. In a subsequent event, on February 28, 2005, we sold in a private placement, 81,000 shares of our Series G Preferred Stock to OCMGW for an aggregate offering price of $40.5 million. In addition, our subsidiary, GulfWest Oil & Gas Company (GOGC) issued, in a private placement, 2,000 shares of its Series A Preferred Stock, having a liquidation preference of $1.0 million, to OCMGW for $1.5 million. Net proceeds of the offerings of approximately $38 million after expenses are being used for the repayment of debt and other liabilities and for general corporate purposes. See note 5.

         The Series G Preferred Stock bears a coupon of 8% per year. The Series G Preferred Stock has an aggregate liquidation preference of $40.5 million, and is senior to all of our capital stock. For the first four years after issuance, we may defer the payment of dividends on the Series G Preferred Stock and these deferred dividends will also be convertible into our Common Stock at $0.90 per share. In addition, the Series G Preferred Stock is entitled to vote on an as-converted basis with the Common Stockholders and, as a class, to nominate and elect a majority of the members of the Board of Directors of GulfWest. The Series G Preferred Stock is senior in liquidation preference to all of our capital stock.

         In connection with these transactions, the terms of the Series A Preferred Stock have been amended such that by March 15, 2005, all such stock will either convert into a newly created Series H Preferred Stock on a one for one basis or into Common Stock at a conversion price of $0.35 per share. The Series H Convertible Preferred Stock has a liquidation preference of $500 per share and is required to be paid a dividend of 40 shares of Common Stock per share per year. In addition, the Series H Convertible Preferred Stock is convertible into Common Stock at a conversion price of $0.35 per share. At March 15, 2005, holders of 6,700 shares of Series A Preferred Stock converted to Series H Preferred Stock and holders of 3,250 shares of Series A Preferred Stock converted to an aggregate 4,642,859 shares of Common Stock. The outstanding Series H Preferred Stock has an aggregate liquidation preference of $3.350 million and is senior to all of our capital stock other than Series G Preferred Stock.

         In addition, we amended the terms of our 9,000 shares of Series E Preferred Stock such that the coupon of 6% per year they bear may be deferred for the next four years and these deferred dividends will be convertible into Common Stock at conversion price of $0.90 per share. The initial liquidation preference of the Series E Preferred Stock of $500 per share remains convertible into Common Stock at $2.00 per share. The Series E Preferred Stock has an aggregate liquidation preference of $4.5 million, and is senior to all of our Common Stock, of equal preference with our Series D Preferred Stock and junior to our Series G Preferred Stock and Series H Preferred Stock.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3.  Cost of Oil and Gas Properties

                  The following tables set forth certain information with respect to our oil and gas producing activities for the periods presented:

Capitalized Costs Relating to Oil and Gas Producing Activities:


                                                     2004            2003
                                                 -------------   -------------
Unproved oil and gas properties                       $81,366        $261,650
Proved oil and gas properties                      54,947,396      54,669,482
Support equipment and facilities                    3,528,310       3,541,754
                                                 -------------   -------------
                                                   58,557,072      58,472,886
Less accumulated depreciation, depletion and
 amortization                                      (8,998,598)     (8,749,601)
                                                 -------------   -------------
Net capitalized costs                             $49,558,474     $49,723,285
                                                 =============   =============


Results of Operations for Oil and Gas Producing Activities:


                                                         2004          2003          2002
                                                    -------------- ------------- -------------
Oil and gas sales                                     $11,101,114   $10,844,466   $10,447,169
Production costs                                       (4,879,754)   (5,527,841)   (5,430,205)
Depreciation, depletion and amortization               (1,954,256)   (1,527,727)   (2,187,036)
Accretion expense                                         (72,247)      (76,823)            -
Income tax expense                                              -             -             -
                                                    -------------- ------------- -------------
Results of operations for oil and gas
     producing activities - income                     $4,194,857    $3,712,075    $2,829,928
                                                    ============== ============= =============

Costs Incurred in Oil and Gas Producing Activities:
                                                         2004          2003          2002
                                                    ------------------------------------------
Property Acquisitions
      Proved                                               $6,742            $-      $562,760
     Unproved                                              17,347       110,119        14,401
Development Costs                                       6,117,899     2,024,663     5,141,075
                                                    -------------- ------------- -------------
                                                       $6,141,988    $2,134,782    $5,718,236
                                                    ============== ============= =============


The following table shows oil and gas property dispositions:

                                     2004            2003              2002
                               ---------------  --------------  ----------------
Oil and gas properties             $5,425,040         $31,979          $464,806
Accumulated DD&A                   (1,659,001)        (11,569)          (21,375)
                               ---------------  --------------  ----------------
 Net oil and gas properties        $3,766,039         $20,410          $443,431
                               ===============  ==============  ================

         As a result of these sales we recorded a loss of $2,029,932 in 2004 and $20,409 in 2003 and a gain of $21,569 in 2002.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3.  Cost of Oil and Gas Properties - continued

         A reconciliation of our asset retirement obligation liability is as follows:

                                                            2004                 2003
                                                    -----------------    -----------------
          Balance January 1                               $1,357,206                   $-
          Cumulative effect adjustment                             -            1,280,383
          Accretion expense                                   72,247               76,823
          Liability settled                                  (25,769)                   -
          Liability reduced from assets sold                (331,173)                   -
          Revisions                                           72,343
                                                    -----------------    -----------------
          Balance December 31                             $1,144,854           $1,357,206
                                                    =================    =================

Note 4.  Accrued Expenses

         Accrued expenses consisted of the following:

                                                      December 31,         December 31,
                                                          2004                 2003
                                                    ----------------     -----------------
            Accrued compensation
               expense on variable options                 $129,260                    $-
          Payroll taxes                                           -                 5,833
          Interest                                          769,327               395,735
          Professional fees                                  42,000                42,000
                                                    ----------------     -----------------
                                                           $940,587              $443,568
                                                    ================     =================

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 5.  Notes Payable and Long-Term Debt

         Notes payable is as follows:

                                                                                     2004           2003
                                                                                  ------------   ------------
Non-interest bearing note payable to an unrelated party; payable out of
     50% of the net transportation revenues from a certain natural gas
     pipeline that is not yet in service; no due date.                                $40,300        $40,300

Promissory note payable to a former director at 8%; due May, 2001;
      unsecured. Retired March, 2005                                                   40,000         40,000

Promissory note payable to an unrelated party at 10%; payable on
     demand; unsecured. Retired March, 2005                                             5,000         45,000

Line of credit (up to $2,500,000) to a bank; due October, 2002; secured by guaranty of a director; interest greater of prime rate less .25% or
     5.25%, (prime rate 5.25% at December 31, 2004).  Line of credit increased to $3,000,000 and due date extended to April, 2004. Retired
     and replaced April, 2004.                                                                     2,995,488

Promissory note payable to an unrelated party; payable on demand;
     interest at 8%; interest increased to 12% on January 1, 2003; secured
     by certain oil and gas properties. Retired March, 2005.                          180,000        300,000

Note payable to a bank; due July, 2004; secured by guaranty of a director; interest at prime rate (prime rate 5.25% at December
31, 2004 with a floor of 4.75% and a ceiling of 8.0%. Retired February, 2005          948,291        948,400

Promissory note payable to unrelated party; interest at 6%; due June,
     2003. Retired January, 2005.                                                      55,300         55,300

Promissory note payable to one of our directors; interest at 8%;
     due on demand; unsecured. Retired March, 2005.                                    50,000         50,000

Promissory note payable to one of our directors; interest at prime rate (prime rate 5.25% at December 31, 2004); due May, 2003;
     secured by Common Stock of DutchWest Oil Company, our wholly
     owned subsidiary. Retired March, 2005                                          1,450,000      1,375,000

Promissory note payable to an unrelated party at 8%; due June 2003;
     secured by 4% in the last draft of the Common Stock of DutchWest
     Oil Company, our wholly owned subsidiary. Retired March, 2005.                   100,000        100,000

Promissory note payable to an unrelated party at 8%; due May 2003;
     secured by 8% of the Common Stock of DutchWest Oil Company,
     our wholly owned subsidiary. Retired March, 2005.                                140,000        200,000

Note payable to an entity owned by two directors of the company, due
        September 2004; interest at prime plus 2% (prime rate 5.25% at
        December 31, 2004). Secured by oil and gas leases. Retired March,
        2005.                                                                         600,000

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 5.  Notes Payable and Long-Term Debt

         Notes payable is as follows - continued:


                                                                                2004          2003
                                                                             ------------  -----------
Line of credit (up to $3,500,000) to a bank; due June 2004; secured by the guaranty of a director; interest at prime rate (prime rate 5.25% at
     December 31, 2004) with a floor of 4.75% and a ceiling of 8.0%
     Retired February, 2005.                                                   3,447,677    3,497,677
                                                                             ------------  -----------
                                                                              $7,056,568   $9,647,165
                                                                             ============  ===========



         The weighted average interest rate for notes payable at December 31, 2004 and 2003 was 5.79% and 5.0%, respectively.

         Long-term debt is as follows:

                                                                                   2004           2003
                                                                                ------------  -------------
Line of credit (up to $3,000,000) to a bank; due July, 2005; secured by the guaranty of a director; interest greater  prime rates less .25% or
     5.25% (prime note 5.25% at December 31, 2004); retired February
     2005.                                                                       $2,995,488             $-

Subordinated promissory notes to various individuals at 9.5% interest per annum; amounts include $50,000 due to related parties; past due.
     Retired $100,000 March, 2005.                                                  150,000        150,000

Notes payable to finance vehicles, payable in aggregate monthly installments of approximately $4,000, including interest of.9% to
     13% per annum; secured by the related equipment; due various
     dates through 2007.                                                             99,900         69,500

Promissory note to a director; interest at 8.5%; due December 31, 2003.
      Retired March, 2005.                                                           62,192         78,941

Note payable to an energy lender; interest at prime plus 3.5% (prime rate 5.25% at December 31, 2004) payable monthly out of 90%
     net profits from certain oil and gas properties; final payment due
     May, 2004; secured by related oil and gas properties. Refinanced
     March 2004                                                                                 27,574,769

Note payable to lender; interest at prime plus 11% (prime rate 5.25% at
        December 31, 2004) interest only; due October,2006; secured by
        related oil and gas properties. Retired February, 2005.                  19,021,880              -

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5.  Notes Payable and Long-Term Debt

         Long-term debt is as follows - continued:

                                                                                2004              2003
                                                                           ----------------  ---------------
Note payable to a bank with monthly principal payments of $36,000;
     interest at prime plus 1% (prime rate 5.25% at December 31,
     2004 with a minimum prime rate of 5.5%; final payment due
     November, 2003; secured by related oil and gas properties;
     extended to July, 2007. Retired February, 2005                              1,224,000        1,564,000

Note payable to unrelated party to finance saltwater disposal well with monthly installments of $4,540, including interest at 10% per annum; final payment due January, 2005; secured by related well.
     Retired March, 2005.                                                           50,436          123,624

Note payable to related party to finance equipment with monthly installments of $608, including interest at 11% per annum;
     final payment due February, 2004; secured by related equipment.
     Retired February, 2004.                                                                          1,211
                                                                           ----------------  ---------------
                                                                                23,603,896       29,562,045
Less current portion                                                           (22,798,446)     (29,526,244)
                                                                           ----------------  ---------------
Total long-term debt                                                              $805,450          $35,801
                                                                           ================  ===============

Estimated Annual maturities for long-term debt are as follows:

     2005                                            $22,798,447
     2006                                                506,565
     2007                                                286,673
     2008                                                 12,212
     2009                                                      -
                                                  ---------------
                                                     $23,603,897
                                                  ===============


Note Payable and long-term debt remaining after the retirement of debt in February and March, 2005

Note payable                                             $40,300
                                                   ==============

Long- term debt                                         $149,900
Less current portion                                     (88,449)
                                                   --------------
Total long- term debt                                    $61,451
                                                   ==============

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6.  Stockholders' Equity

         Common Stock
         ------------
                                                                                    2004               2003
                                                                              -----------------    --------------
      Par value $.001; 80,000,000 shares authorized; 19,393,969 shares issued and outstanding as of December 31, 2004 and
           2003, respectively                                                 $          19,394    $       18,493
                                                                              =================    ==============

         Preferred Stock
         ---------------

      Series D, par value $.01; 12,000 shares authorized; 8,000 shares issued and outstanding at December 31, 2004 and 2003. The Series D preferred stock does not pay dividends and is not redeemable. The liquidation value is $500 per share. After three years from the date of issue, and thereafter, the shares are convertible to Common Stock based upon a value of $500 per Series D share divided by $8 per share of Common
           Stock.                                                                            80               80

      Series E, par value $.01; 9,000 shares authorized; 9,000 shares issued and outstanding at December 31, 2004 and 2003.  The
           Series E pays dividends, as declared, at a rate of 2.5% per annum increasing to 6% per annum July 1, 2004, has a liquidation value of $500 per share, may be redeemed at our option and, as
           amended, is convertible to Common Stock based  upon a value of
           $500 per Series E share divided by $2 per share of Common Stock.                  90               90


      Series F, par value $.01; 2,000 shares authorized; 340 and 2,000 shares issued and outstanding at December 31, 2004 and December 31, 2003 respectfully. The Series F preferred stock pays dividends, as declared, at a rate of $2.5% per share annum, has a liquidation value of $500 per share, may be redeemed at our option and is convertible to Common Stock based upon a value of $500 per Series F share divided by $1 per share
         of Common Stock                                                                      3               20

      Series A, par value $.01; 10,000 shares authorized; 7,950 shares issued and outstanding at December 31, 2004. The Series A preferred stock pays dividends, as declared, at a rate of 9 % per annum, has a liquidation value of $500 per share, may be redeemed at our option and is exchangeable for Common Stock based upon a value of $500 per
           Series A share divided by $.35 per share of Common Stock.                         80
                                                                              -----------------    --------------
                                                                              $             253              190
                                                                              =================    ==============

         All classes of preferred shareholders have liquidation preference over common shareholders of $500 per preferred share, plus accrued dividends. Dividends in arrears at December 31, 2004 were $608,087 (Series A $244,147; Series E $347,409; Series F $16,531).

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options
-------------

         We maintain a 1994 Stock Option and Compensation Plan (the "1994 Plan"), which terminated on February 11, 2004. There are options to purchase 424,000 shares of Common Stock still outstanding and exercisable under the 1994 Plan. Effective July 15, 2004, we implemented our 2004 Stock Option and Compensation Plan (the "2004 Plan"). There are options to purchase 1,525,000 shares of Common Stock outstanding under the 2004 Plan. Following is a schedule by year of the activity related to stock options, including weighted-average ("WTD AVG") exercise prices of options in each category.


                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6.  Stockholders' Equity - continued


                                       2004                2003                 2002
                                 -----------------   -----------------    -----------------
                                  Wtd                 Wtd                  Wtd
                                  Avg                 Avg                  Avg
                                 Prices   Number     Prices   Number      Prices   Number
                                 ------ ----------   ------ ----------    ------ ----------
          Balance, January 1      $.90  1,102,000     $.90  1,067,000     $1.03  1,097,000
             Options issued       $.48  1,610,000     $.75     35,000      $.75     35,000
             Options expired     $(.80)  (763,000)      $-          -     $3.00    (65,000)
                                        ----------          ----------           ----------
          Balance, December 31    $.60  1,949,000     $.90  1,102,000      $.90  1,067,000
                                        ==========          ==========           ==========

         Options to purchase 1,474,000 shares of Common Stock were exercisable at December 31, 2004. Following is a schedule by year and by exercise price of the expiration of our stock options issued as of December 31, 2004:

                            2005          2006          2007            2008         Thereafter         Total
                         -----------    ----------    ----------    -------------    ------------    ------------
            $ .45                                                        950,000         475,000       1,425,000
            $ .75                                        35,000          250,000                         285,000
            $ .83                          65,000                                                         65,000
            $1.13           100,000                                                                      100,000
            $1.20            14,000                                                                       14,000
            $1.81                                                         60,000                          60,000
                         -----------    ----------    ----------    -------------    ------------    ------------
                            114,000        65,000        35,000        1,260,000         475,000       1,949,000
                         ===========    ==========    ==========    =============    ============    ============

         281,000 of the options issued are subject to variable award accounting treatment. As a result, we accrued $129,260 as compensation expense in 2004.

Stock Warrants
--------------

         We have issued a significant number of stock warrants for a variety of reasons, including compensation to employees, additional inducements to purchase our common or preferred stock, inducements related to the issuance of debt and for payment of goods and services. Following is a schedule by year of the activity related to stock warrants, including weighted-average exercise prices of warrants in each category:

                                               2004                          2003                           2002
                                     --------------------------    --------------------------    ---------------------------
                                     Wtd Avg                       Wtd Avg                       Wtd Avg
                                      Prices         Number         Prices         Number         Prices         Number
                                     ---------    -------------    ---------    -------------    ---------    --------------
         Balance, January 1          $   .76       1,965,000       $  1.24       2,181,754       $ 2.15         1,306,754
             Warrants issued         $   .01       2,035,621       $   .75         150,000       $  .75         1,145,000
             Warrants exercised           -                              -
                  or expired              -              -         $  3.61       (366,754)       $ 3.57          (270,000)
                                                  -------------                 -------------                 --------------
         Balance, December 31        $   .38       4,000,621       $   .76       1,965,000       $ 1.24         2,181,754
                                                  =============                 =============                 ==============

         Included in the "warrants issued" and "warrants exercised/expired" columns in 2002 were 270,000 warrants whose price was reduced in 2002 to $.75.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6.  Stockholders' Equity - continued

         Following is a schedule by year and by exercise price of the expiration of our stock warrants issued as of December 31, 2004:


                              2005       2006       2007       2008            2009       Total
                           -------- ---------- ---------- ---------- --------------- ----------------
          $.01                                                          2,035,62111       2, 035,621
           .75             225,000  1,590,000                                              1,815,000
          .875             150,000                                                           150,000
                           -------- ---------- ---------- ---------- --------------- ----------------
                           375,000  1,590,000          -          -       2,035,621        4,000,621
                           ======== ========== ========== ========== =============== ================

         Warrants outstanding to our officers, directors and employees at December 31, 2004 and 2003 were approximately 1,515,000 and 1,515,000, respectively. The exercise prices on these warrants range from $.75 to $.875 and expire on various dates through 2006.

Note 7.  Income (Loss) Per Common Share

         The following is a reconciliation of the numerators and denominators used in computing income (loss) per share:

                                                 2004          2003          2002
                                              ------------  ------------  ------------
         Net income (loss)                     $8,072,221   $(3,024,426)  $(4,502,313)
         Preferred stock dividends               (455,612)     (127,083)     (112,500)
                                              ------------  ------------  ------------
         Income (loss) available to common
          shareholders (numerator)             $7,616,609   $(3,151,509)   $4,614,813
                                              ============  ============  ============
         Weighted-average number of shares
            of Common Stock - basic
            (denominator)                      18,535,022    18,492,541    18,492,541
                                              ------------  ------------  ------------
         Income (loss) per share - basic             $.41         $(.17)         $.25
                                              ============  ============  ============
         Weighted - average number of
          shares of Common Stock - diluted
          (denominator)                        31,618,275    18,492,541    18,492,541
                                              ------------  ------------  ------------
         Income (loss) per share - diluted           $.26         $(.17)        $(.25)
                                              ============  ============  ============

         Potential dilutive securities (stock options, stock warrants and convertible preferred stock) in 2003 and 2002 have not been considered since we reported a net loss and, accordingly, their effects would be antidilutive.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8.  Related Party Transactions

         As described in "Our Company - Financial Recapitalization" OCM GW Holdings purchased 81,000 shares of Series G Preferred Stock and 2,000 shares of Series A Preferred Stock for $42 million. Skardon F. Baker, a director, is an employee of and B. James Ford, also a director is a managing director of Oaktree Capital Management, LLC, the ultimate parent of OCM GW Holdings.

         In connection with our April 2004 financing, J. Virgil Waggoner, a director, and Star-Tex Trading Co., an entity managed by John Loehr, an officer at the time and currently a director, purchased 3,000 shares and 200 shares, respectively, of Series A Preferred Stock at a price of $500 per share. Both Mr. Waggoner and Star-Tex, in connection with the February 2005 offering, elected to exchange those shares for an equal number of shares of Series H Preferred Stock.

         On October 23, 1995, we sold $25,000 each of 9% promissory notes in a private offering to two trusts, the trustee of whom is John E. Loehr, an officer at the time of the transaction and currently a director. The balance of the notes plus accrued interest thereon at February 28, 2005 was $87,855. The note was paid off in connection with the February 2005 offering.

         In June, 1999, we issued a promissory note with interest at 8.5% to Mr. Marshall A. Smith III, an officer and director at the time, in the amount of $124,083 for accrued compensation. At February 28, 2005, the note had a balance and accrued and unpaid interest of $99,360 and was being paid in monthly installments of approximately $1,500 per month. The note was paid off in connection with the February 2005 offering.

         On November 6, 2002, Mr. J. Virgil Waggoner, a director, provided us a loan in the initial amount of $1,200,000, which was subsequently increased to a total of $1,500,000, which was outstanding at February 28, 2005. We issued Mr. Waggoner a promissory note with interest at the prime rate (prime rate 4.0% at May 26, 2004), secured by common stock of our wholly-owned subsidiary, DutchWest Oil Company. Mr. Waggoner also received warrants to purchase 625,000 shares of our common stock at an exercise price of $.75 per share. The note with accrued interest was paid off in connection with the February 2005 offering, for a total payment amount of $1,727,655.

         On April 26, 2001, we obtained a line of credit of up to $2,500,000 from a bank for which two directors, Mr. J. Virgil Waggoner and Mr. Marshall A. Smith, were guarantors. On April 3, 2002, the balance of the line of credit was retired and a new line of credit of up to $3,000,000 was obtained from the bank for which Mr. Waggoner and Mr. Smith were guarantors. The line of credit was paid off in connection with the February 2005 offering.

         On March 5, 2004, we entered into an Option Agreement for the Purchase of Oil and Gas Leases (the "Addison Agreement") with W. L. Addison Investments L.L.C., a private company owned by Mr. J. Virgil Waggoner and Mr. John E. Loehr, two of our directors ("Addison"). Under the Addison Agreement, Addison agreed to pay Summit, on our behalf, the non-recouped and outstanding advanced funds amounting to $1,200,000, thereby retiring the Summit Agreement except for certain surviving obligations with respect to areas of mutual interest and lease bank agreements. For consideration of such payment, Addison acquired certain oil and gas leases and wellbores from Summit but agreed to grant us a 180-day redemption option (which was extended by mutual consent) to purchase the same for $1,200,000, plus interest at the prime rate plus 2%. We tendered Addison a promissory note in the amount of $600,000, with interest at the prime rate plus 2%, to substitute for an account payable to Summit, pursuant to the Summit Agreement, in the same amount. The note would be considered paid in full if we exercised the redemption option and paid the $1,200,000, plus interest. Summit retained the right to participate up to a 25% working interest in the drilling of any wells on the leases acquired by Addison. In the event we exercised the redemption option, Addison could have, at its sole option, retained up to a 25% working interest in the leases. The Addison Agreement was extended on July 15, 2004. We exercised the redemption option and Addison received $1,275,353 at the closing of the February 2005 offering and waived its rights under the agreement to a working interest under the leases.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         As part of the April 2004 refinancing, the former lender agreed to return all 2,000 shares of our Series F Preferred Stock held by it. Rather than receive the shares as treasury shares (which would have meant cancellation of the series) at our request the former lender transferred 400 of the shares to ST Advisory Corp., an entity owned by John Loehr, our former CEO and a current director, 400 of the shares to a financial advisor to the Company, and 200 of the shares to Thomas R. Kaetzer, our President and Director at that time and 1,000 shares to Intermarket Management LLC, an entity partially owned by M. Scott Manolis, one of our directors at that time. These transfers were to compensate the financial advisor and Mr. Loehr, Kaetzer and Manolis for service to the Company. On September 29, 2004, the financial advisor with 400 shares transferred 140 shares to three non-management transferees.

         $675,203 of the proceeds from the February 2005 offering went towards the payment of accrued and unpaid dividends of the preferred stock. J. Virgil Waggoner received $469,603 as a result. On December 22, 2004, ST Advisory Corp, Intermarket Management LLC and Mr. Kaetzer converted their Series F preferred shares into common stock. At the closing of the February 2005 offering they were paid their proportionate share of accrued dividends due on the 2000 shares, which totaled $17,167.

         As part of the closing of the February 2005 offering, the investor and the Company agreed to pay certain legal, accounting and other due diligence costs and, also certain closing fees which totaled approximately $3.75 million. Of this certain related parties received the following fees: OCWGW $1,000,000; Intermarket Management LLC $500,000; Mr. Allan D. Keel $300,000 (which was used to invest in the subject offering).

         In January 2005, Allan D. Keel, our current president and chief executive officer, and another individual lent an aggregate of $200,000 to the Company, which was repaid in full out of the proceeds of the February 2005 offering. $120,000 of that loan was attributable to Mr. Keel. In addition, Mr. Keel received warrants to purchase 30,000 shares of Common Stock at $0.01 share in connection with this transaction.

Note 9.   Income Taxes

         The components of the net deferred federal income tax assets (liabilities) recognized in our consolidated balance sheets were as follows:

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 9.   Income Taxes - continued

                                                   December 31,    December 31,
                                                       2004           2003
                                                   -------------  --------------
          Deferred tax assets
              Net operating loss carryforwards       $4,873,859      $6,352,507
              Income tax credits                        118,255
              Oil and gas properties                    198,596         610,381
              Derivative instruments                    572,100         201,099
              Accretion                                  56,647          26,120
                                                   -------------  --------------

          Net deferred tax assets before
              valuation allowance                     5,819,457       7,190,107
          Valuation Allowance                        (2,496,906)     (7,190,107)
                                                   -------------  --------------
          Net deferred tax assets (liabilities)      $3,322,551              $-
                                                   =============  ==============

         At December 31, 2003 we had recorded a valuation allowance for the entire balance of our deferred tax asset, due the uncertainty of our ability to ever realize that benefit. Due to a change in circumstances described below, we made an adjustment to the valuation allowance in 2004 resulting from a change in judgment about the realizability of the net operating loss carryforwards in future years. On February 28, 2005 we sold $ 42,000,000 in newly issued preferred stock. We realized approximately $38,000,000, net of offering expenses (See Note 2). We used the proceeds to retire substantially all of our notes payable, paid substantial amounts of accounts payable and accrued expenses and retained approximately $2,000,000 for working capital. After these transactions we had approximately $190,000 in notes payable remaining. Of the retired notes $20,094,000 bore interest at the prime rate plus 11%. As a result of these transactions we believe we will generate enough future taxable income to fully realize all of our available net operating loss carryforwards other than those limited by Internal Revenue Code Section 382.

         We had no income tax provision in 2003 and 2002. The provision for 2004 consists of the following:

                                                                     2004
                                                               -----------------
    Current tax                                                $       118,255
    Deferred tax                                                     1,252,395
    Re-evaluation of beginning valuation allowance                  (4,693,201)
                                                               -----------------
    Current income tax provision                               $    (3,322,551)
                                                               =================

         The following table summarizes the difference between the actual tax provision and the amounts obtained by applying the statutory tax rate of 38% to the income (loss) before income taxes for the year ended December 31, 2004 and 34% for the years ended December 31, 2003 and 2002.

                                                               2004          2003         2002
                                                         -------------- ------------ ------------

          Tax (benefit) calculated at statutory rate        $1,849,812  $(1,028,305) $(1,530,786)

          Increase (reductions) in taxes due to:

              Income tax credits                              (118,255)
              Effect on non-deductible expenses                170,530      362,910       65,174
              Change in valuation allowance                 (4,693,201)     934,422    1,586,988
              Other                                           (531,437)    (269,027)    (121,376)
                                                         -------------- ------------ ------------

          Current income tax provision                     $(3,322,551)          $-           $-
                                                         ============== ============ ============

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         As of December 31, 2004 we had net operating loss carryforwards of approximately $12,800,000, which are available to reduce future taxable income and the related income tax liability. We expect we will not be able to utilize carryforwards of approximately $6,600,000 due to the limitations of Internal Revenue Code Section 382. The net operating loss carryforward expires at various dates through 2023.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 10.    Commitments and Contingencies

         Oil and Gas Hedging Activities

         We entered into an agreement with an energy lender commencing in May, 2000, to hedge a portion of our oil and gas sales for the period of May, 2000 through April, 2004. The agreement called for initial volumes of 7,900 barrels of oil and 52,400 Mmbtu of gas per month, declining monthly thereafter. We entered into an additional agreement with the energy lender, commencing September, 2001, to hedge an additional portion of our oil and gas sales for the periods of September, 2001 through July, 2004 and September, 2001 through December 2003, respectively. The agreement called for initial volumes of 15,000 barrels of oil and 50,000 Mmbtu of gas per month, declining monthly thereafter. These agreements were terminated in April 2004 with the refinancing of the related debt. We entered into a second agreement, as a result of refinancing the debt, commencing May 2004, to hedge a portion of our oil and gas sales for the period of May 2004 through October 2005. The agreement calls for 10,000 barrels of oil and 60,000 Mmbtu of gas per month. As a result of these agreements, we realized a reduction in revenues of $1,841,209 , $1,496,303 and $368,776 for the twelve - month periods ended December 31, 2004, 2003 and 2002, respectively, which is included in oil and gas sales.

         Lease Obligations

         We lease office space at one location under a sixty-four (64) month lease, which commenced December 1, 2001 and was amended May 30, 2002 after expansion. Annual commitments under the lease are: 2005 - $132,979, 2006 - $135,323 and 2007 - $33,977. Total rent expense for the years ended December 31, 2004, 2003 and 2002 were approximately $142,500, $134,500 and $91,000, respectively.

         Litigation

         From time to time, we are involved in litigation arising out of our operations or from disputes with vendors in the normal course of business. As of March 29, 2005, we were not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on our consolidated financial statements.

Note 11.    Oil and Gas Reserves Information (Unaudited)

         The estimates of proved oil and gas reserves utilized in the preparation of the financial statements are estimated in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations over prices and costs existing at year end except by contractual arrangements.

         We emphasize that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. Our policy is to amortize capitalized oil and gas costs on the unit of production method, based upon these reserve estimates. It is reasonably possible that, because of changes in market conditions or the inherent imprecision of these reserve estimates, that the estimates of future cash inflows, future gross revenues, the amount of oil and gas reserves, the remaining estimated lives of the oil and gas properties, or any combination of the above may be increased or reduced in the near term. If reduced, the carrying amount of capitalized oil and gas properties may be reduced materially in the near term.

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11.    Oil and Gas Reserves Information (Unaudited) - continued

         The following unaudited table sets forth proved oil and gas reserves, all within the United States, at December 31, 2004, 2003, and 2002, together with the changes therein.


                                                                                    Crude Oil          Natural Gas
                                                                                     (BBls)               (Mcf)
                                                                                 ----------------    ----------------
         QUANTITIES OF PROVED RESERVES:
              Balance December 31, 2001                                                5,871,837         39,257,907
                   Revisions                                                            (125,468)        (4,959,229)
                   Extensions, discoveries and additions                                  22,129          1,090,024
                   Purchase                                                               52,480          1,090,025
                   Sales                                                                 (20,698)          (837,856)
                   Production                                                           (278,374)        (1,487,048)
                                                                                 ----------------    ----------------

              Balance December 31, 2002                                                5,521,906         34,158,823
                   Revisions                                                            (262,608)          (308,080)
                   Extensions, discoveries and additions                                -                   -
                   Purchase                                                             -                   -
                   Sales                                                                -                   -
                   Production                                                           (221,335)        (1,190,624)
                                                                                 ----------------    ----------------

              Balance December 31, 2003                                                5,037,963         32,660,119
                   Revisions                                                            (426,932)        (2,857,240)
                   Extensions, discoveries and additions                                -                 2,823,427
                   Purchase                                                             -                   -
                   Sales                                                              (1,474,115)        (2,502,596)
                   Production                                                           (173,865)        (1,033,433)
                                                                                 ----------------    ----------------
              Balance December 31, 2004                                                2,963,051         29,090,277
                                                                                 ================    ================

         PROVED DEVELOPED RESERVES:
              December 31, 2002                                                        4,025,552         25,374,113
                                                                                 ================    ================
              December 31, 2003                                                        3,772,926         24,642,407
                                                                                 ================    ================
              December 31, 2004                                                        2,575,403         20,965,574
                                                                                 ================    ================


                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11.    Oil and Gas Reserves Information (Unaudited) - continued

         STANDARDIZED MEASURE:

         Standardized measure of discounted future net cash flows relating to proved reserves:


                                                                  2004                  2003                 2002
                                                           -------------------    ----------------    ------------------
         Future cash inflows                               $     290,998,312      $  336,795,385      $   308,381,837

         Future production and development costs
            Production                                            80,880,330         109,468,727          105,629,872
            Development                                           24,141,982          21,460,459           23,350,811
                                                           -------------------    ----------------    ------------------

         Future cash flows before income taxes                   185,976,000         205,866,199          179,401,154
         Future income taxes                                     (49,871,272)        (46,885,360)         (38,611,577)
                                                           -------------------    ----------------    ------------------

         Future net cash flows after income taxes                136,104,728         158,980,839          140,789,577
         10% annual discount for estimated
           timing of cash flows                                  (52,602,351)        (70,653,419)         (63,165,742)
                                                           -------------------    ----------------    ------------------

         Standardized measure of discounted
           future net cash flows                           $      83,502,377      $   88,327,420      $    77,623,835
                                                           ===================    ================    ==================


         The following reconciles the change in the standardized measure of discounted future net cash flows:

         Beginning of year                                 $      88,327,420      $   77,623,835      $    48,849,383

         Changes from:
            Purchases of proved reserves                           -                     -                  3,054,793
            Sales of producing properties                        (13,756,990)            -                   (953,159)
            Extensions, discoveries and improved
             recovery, less related costs                         10,280,787             -                  2,002,176
            Sales of oil and gas produced, net of
                production costs                                  (6,221,360)         (5,316,619)          (5,016,964)
            Revision of quantity estimates                       (12,614,337)         (3,751,921)          (9,974,557)
            Accretion of discount                                 11,439,568           9,889,881            5,649,945
            Change in income taxes                                (4,552,701)         (4,793,281)         (13,624,917)
            Changes in estimated future
                development costs                                 (8,040,393)          2,003,801           (5,254,561)
           Development costs incurred that
                reduced future development costs                   6,117,899           2,024,663            5,569,881
           Change in sales and transfer prices,
                net of production costs                            8,245,446          16,470,113           46,903,282
           Changes in production rates (timing)
                and other                                          4,277,038          (5,823,052)             418,533
                                                           -------------------    ----------------    ------------------
          End of year                                      $      83,502,377      $   88,327,420      $    77,623,835
                                                           ===================    ================    ==================

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12.    Quarterly Results (Unaudited)

         Summary data relating to the results of operations for each quarter for the years ended December 31, 2004 and 2003 follows:


                                                                      Three Months Ended
                                          -----------------------------------------------------------------------------
                                             March 31            June 30          September 30         December 31
                                          ---------------     ---------------    ----------------    ------------------
       2004
            Net sales                     $    2,538,729      $    2,535,266      $    2,802,946      $      3,330,732
            Gross profit                         363,693             320,452             542,172               784,014
            Net income (loss)                   (303,003)          9,323,281          (4,905,958)            3,502,289
            Income (loss) per common
              share
                Basic                     $         (.02)     $          .50      $         (.27)     $            .19
                Diluted                   $         (.02)     $          .29      $         (.27)     $            .10

       2003
            Net sales                     $    3,250,603      $    2,790,124      $    2,436,063      $      2,533,933
            Gross profit                         862,683             406,576              81,573              (433,321)
            Net income (loss)                    120,659          (1,231,883)           (399,457)           (1,640,828)
            Income (loss) per common
               share - Basic and Diluted  $          .01      $         (.07)     $         (.02)     $           (.09)


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders and Board of Directors
GULFWEST ENERGY INC.

Our report on the consolidated financial statements of GulfWest Energy Inc. and Subsidiaries as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, is included on page F-1. In connection with our audit of such consolidated financial statements, we have also audited the related financial statement schedule for the years ended December 31, 2004, 2003 and 2002 on page F-34.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


\s\ WEAVER AND TIDWELL, L.L.P.
------------------------------
WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
March 29, 2005

                      GULFWEST ENERGY INC. AND SUBSIDIARIES
                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                              BALANCE                                                       BALANCE
                                                AT                                                            AT
                                             BEGINNING          PROVISIONS/          RECOVERIES/              END
DESCRIPTION                                  OF PERIOD           ADDITIONS            DEDUCTIONS           OF PERIOD
--------------------------------------    ----------------    -----------------    -----------------     --------------
For the year ended
     December 31, 2002
          Accounts and notes
            receivable related parties    $        740,478    $                    $        (740,478)    $
                                          ================    =================    =================     ==============
          Valuation allowance for
               deferred tax assets        $      4,668,697    $       1,586,988    $                     $    6,255,685
                                          ================    =================    =================     ==============

For the year ended
     December 31, 2003
          Valuation allowance for
               deferred tax assets        $      6,255,685    $         934,422                          $    7,190,107
                                          ================    =================    =================     ==============

For the year ended
     December 31, 2004
          Valuation allowance for
               deferred tax assets        $      7,190,107                         $      (4,693,201)    $    2,496,906
                                          ================    =================    =================     ==============


                              GULFWEST ENERGY, INC.




                                18,879,197 Shares



                              Class A Common Stock




                                     , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses to be paid by the Company in connection with the offering described in this Registration Statement. All amounts are estimates, except the Securities and Exchange Commission Registration Fee.

        SEC Registration Fee*...................................           $924
        Legal Fees and Expenses.................................         40,000
        Accounting Fees and Expenses............................         20,000
        Miscellaneous...........................................          4,076
                                                                    ------------
             Total..............................................        $65,000
                                                                    ============

                      * The registration fee was paid in connection with the initial filing of the registration statement. No additional fee is required in connection with this post-effective amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our articles of incorporation and bylaws provide that we will indemnify, to the fullest extent permitted by the Texas Business Corporation Act, any and all persons who we have power to indemnify under that Act from and against any and all of the expenses, liabilities or other matters referred to or covered by that Act. Additionally, our Articles of Incorporation provide that a director will not be liable to the Company or its shareholders for an act or omission in the director's capacity as a director to the fullest extent permitted under Texas law.

Article 2.01 of the Texas Business Corporation Act provides that a corporation may indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director only if it is determined that the person:

         (1) conducted himself in good faith;

         (2) reasonably believed:

              (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and

              (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

         (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Except to a limited extent, a director may not be indemnified in respect of a proceeding:

         (1) in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or

         (2)      in which the person is found liable to the corporation.

Additionally, we have entered into director indemnification agreements with each of our five directors providing for indemnification and advancement of expenses in connection with legal proceedings. We also maintain directors and officers liability insurance for our officers and directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES.

         As shown in the table that follows, during 2003, 2004 and to March 31, 2005, we sold preferred stock convertible to Common Stock not registered under the Securities Act of 1933, as amended, and exempt under Section 4(2) of the Act. No underwriters were used, and no underwriting discounts or commissions were paid in connection with the sales.


                                                                        Exercise/
                                                     Underlying        Conversion
    Date           Derivative      Holder(s)           Shares             Price        Consideration
    ----           ----------      ---------           ------             -----        -------------
                  Preferred
  06/12/03        Stock         Lender                  1,000,000         $ 1.00        Loan Penalty
  04/27/04        Preferred     Accredited
                  Stock         Investors              11,428,571         $ .35        $4,000,000
  01/10/05        Warrants      Accredited
                                Investors                  50,000         $ 0.01       $200,000 Loan
  01/21/05        Common        Lender
                  Stock                                    29,100          N/A         Loan Extension
  02/28/05        Preferred     Accredited
                  Stock         Investors              47,857,143         $ .90        $42,000,000


         From July 15, 2002 to February 12, 2003, we issued promissory notes to two accredited investors in the total amount of $300,000, with interest at 8% per annum and warrants to purchase a total of 100,000 shares of our Common Stock at $.75 per share; a promissory note to one accredited investor in the total amount of $300,000, with an original interest rate of 8% that increased to 12% on January 1, 2003 and warrants to purchase 150,000 shares of our Common Stock at an exercise price of $.75 per share; and, a promissory note to a director in the amount of $1,200,000, with interest at the prime rate and warrants to purchase 625,000 shares of our Common Stock at $.75 per share. The Common Stock underlying the above warrants is included in this registration. In December 2002 we sold 9,000 shares of Series E Preferred Stock to a director for $800,000.

         On April 27, 2004, we completed an $18,000,000 financing package with new energy lenders. We used $15,700,000 in net proceeds from the financing to retire existing debt of $27,584,145, resulting in forgiveness of debt of $12,475,612, the elimination of a hedging liability and the return to the Company of Series F Preferred Stock with an aggregate liquidation preference of $1,000,000 (this preferred stock, at the request of the Company, was transferred by the previous lender to a financial advisor to the Company and to two companies affiliated with two directors of the Company in satisfaction of Company obligations to them. See "Certain Relationships and Related Transactions.") This taxable gain resulting from these transactions will be completely offset by available net operating loss carryforwards. The term of the note is eighteen months and it bears interest at the prime rate plus 11%. This rate increases by .75% per month beginning in month ten. We paid the new lenders $1,180,000 in cash fees and also issued them warrants to purchase 2,035,621 shares of our Common Stock at an exercise price of $.01 per share, expiring in five years. The warrants are subject to anti-dilution provisions. In connection with the February 2005 transactions described below, the anti-dilution provisions were amended such that additional issuances of stock would not trigger an adjustment to the number of shares issuable upon exercise of the warrants.

         Simultaneously, GulfWest Oil & Gas Company completed the initial phase of a private offering of its Series A Preferred Stock for $4,000,000. The Series A Preferred Stock is exchangeable into our Common Stock based on a liquidation value of $500 per share of Series A Preferred Stock divided by $.35 per share of our Common Stock, or 11,428,571 shares. As part of an advisory fee, we issued $500,000 of the Series A Preferred Stock to a financial advisor. One of our directors acquired $1,500,000 of the Series A Preferred Stock. The resale of the shares of Common Stock to be issued upon the exchange of the Preferred Stock is offered by this prospectus.

         Pursuant to an agreement with the financial advisor, who provided access to the lenders and raised $1,900,000 of the Series A Preferred Stock, we paid a cash fee of $400,000, in addition to the $500,000 issued in Series A Preferred Stock.

         On January 7, 2005, we amended our April 2004 credit agreement to extend the target date for repayment to February 28, 2005. We exercised this option on January 26, 2005. We issued 29,100 shares of our common stock in an exempt private placement in connection with this amendment.

         In a subsequent event, on February 28, 2005, we sold in a private placement, 81,000 shares of our Series G Preferred Stock to OCM GW Holdings, LLC for an aggregate offering price of $40.5 million. In addition, GulfWest Oil & Gas Company issued, in a private placement, 2,000 shares of our Series A Preferred Stock, having a liquidation preference of $1.0 million, to OCM GW Holdings, LLC for $1.5 million. Net proceeds of the offerings of approximately $38 million after expenses are being used for the repayment of substantially all of our outstanding debt and other past due liabilities and for general corporate purposes. Approximately $20.8 million of proceeds went towards paying off the April 2004 credit agreement. Approximately $8.7 million went towards payment in full of two promissory notes, a credit agreement and revolving loan agreement with two banks. In addition, we used the proceeds from the offerings to pay $675,203 in accrued and unpaid dividends on our preferred stock. Approximately $1.5 million of the proceeds went towards investment banking and related fees.

ITEM 16 Exhibits and Financial Statement Schedules.

     (a) The following documents are filed as part of this Report:

        Number Description
        ------ -----------
          3.1 Articles of Incorporation of the Registrant and Amendments thereto. (Previously filed with our Registration Statement on Form S-1, Reg. No. 33-53526, filed with the Commission on October 21, 1992.)

          3.2 Amendment to the Company's Articles of Incorporation to increase the number of shares of Class A Common Stock that the Company will have authority to issue from 20,000,000 to 40,000,000 shares, approved by the Shareholders on November 19, 1999 and filed with the Secretary of State of Texas on December 3, 1999. (Previously filed with our Definitive Proxy Statement, filed with the Commission on October 20, 1999.)

          3.3 Amendment to the Articles of Incorporation of the Registrant changing the name of the Registrant to "GulfWest Energy Inc.", approved by the Shareholders on May 18, 2001 and filed with the Secretary of Texas on May 21, 2001. (Previously filed with our Definitive Proxy Statement, filed with the Commission on April 16, 2001.)

          3.4 Bylaws of the Registrant. (Previously filed with our Registration Statement on Form S-1, Reg. No. 33-53526, filed with the Commission on October 21, 1992.)

          3.5 Statement of Resolution Establishing Series H Convertible Preferred Stock, dated February 28, 2005. (Previously filed with our Form 8-K, Reg. No. 001-12108, filed with the Commission on March 4, 2005.)

          3.6 Statement of Resolution Establishing Series G Convertible Preferred Stock, dated February 28, 2005. (Previously filed with our Form 8-K, Reg. No. 001-12108, filed with the Commission on March 4, 2005.)

          3.7 Certificate of Correction to the Statement of Resolution Establishing Series G Convertible Preferred Stock, dated March 16, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          3.8 Articles of Amendment amending Statement of Resolution Establishing Series E Preferred Stock, dated February 28, 2005. (Previously filed with our Form 8-K, Reg. No. 001-12108, filed with the Commission on March 4, 2005.)

          3.9 Articles of Amendment amending Statement of Resolution Establishing Series A Preferred Stock, dated February 28, 2005. (Previously filed with our Form 8-K, Reg. No. 001-12108, filed with the Commission on March 4, 2005.)

          3.10 Statement of Resolution Establishing and Designating a Series of Shares of GulfWest Oil & Gas Company Series A Preferred Stock, as filed with the Secretary of State of Texas on April 26, 2004. (Previously filed with our Current Report on Form 8-K dated April 29, 2004 and filed with the Commission on May 10, 2004.)

          3.11 Statement of Resolution Establishing and Designating a Series of Shares of GulfWest Energy Inc. Series D Preferred Stock, as filed with the Secretary of State of Texas on June 11, 2000. (Previously filed.)

          3.12 Statement of Resolution Establishing and Designating a Series of Shares of GulfWest Energy Inc. Series E Preferred Stock, as filed with the Secretary of State of Texas on August 14, 2001. (Previously filed with our Current Report on Form 8-K dated August 16, 2001 and filed with the Commission on August 31, 2001.)

          3.13 Statement of Resolution Establishing and Designating a Series of Shares of GulfWest Energy Inc. Series F Preferred Stock, as filed with the Secretary of State of Texas on June 18, 2003. (Previously filed.)

          4.1 Letter Agreement by and among GulfWest Energy Inc., a Texas corporation, GulfWest Oil & Gas Company and the investors listed on the signature page thereof, dated April 22, 2004. (Previously filed with our Current Report on Form 8-K, dated April 29, 2004 and filed with the Commission on May 10, 2004.)

          4.2 Warrant Agreement made by and between GulfWest Energy Inc., and Highbridge/Zwirn Special Opportunities FUND, L.P., and Drawbridge Special Opportunities Fund LP, Grantees, dated and effective April 29, 2004. (Previously filed with our Current Report on Form 8-K dated April 29, 2004 and filed with the Commission on May 10, 2004.)

          4.3 Shareholders Rights Agreement between GulfWest Energy Inc. and OCM GW Holdings, LLC dated February 28, 2005. (Previously filed with the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

          4.4 Omnibus and Release Agreement among GulfWest Energy Inc., OCM GW Holdings, LLC and those signatories set forth on the signature page thereto, dated as of February 28, 2004. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.5 Share Transfer Restriction Agreement between J. Virgil Waggoner and OCM GW Holdings, LLC, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.6 Irrevocable Proxy executed by J. Virgil Waggoner dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.7 Exchange Agreement between GulfWest Energy Inc. and GulfWest Oil & Gas Company, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.8 Letter Agreement among OCM GW Holdings, LLC, OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund III GP, LLC, Oaktree Capital Management, LLC, GulfWest Energy Inc., GulfWest Oil & Gas Company and J. Virgil Waggoner dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.9 Subscription Agreement among OCM GW Holdings, LLC, Allan D. Keel and those individuals listed on the signature page thereto, dated February 28, 2005. (Previously filed with the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

          5.1  Opinion of Jackson Walker L.L.P. (Previously filed.)

          10.1 Employment Agreement between Allan D. Keel and GulfWest Energy, Inc., dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.2 Employment Agreement between E. Joseph Grady and GulfWest Energy, Inc., dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.3 GulfWest Oil Company 1994 Stock Option and Compensation Plan, amended and restated as of April 1, 2001 and approved by the shareholders on May 18, 2001. (Previously filed with our Proxy Statement on Form DEF 14A, filed with the Commission on April 16, 2001.)

          10.4 GulfWest Energy Inc. 2004 Stock Option Incentive Plan. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.5 GulfWest Energy Inc. 2005 Stock Option Incentive Plan. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.6 Form of GulfWest Energy Inc. 2005 Stock Incentive Plan Stock Option Agreement. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.7 Form of Warrant Agreement. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.8 Indemnification Agreement between GulfWest Energy Inc. and J. Virgil Waggoner, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.9 Indemnification Agreement between GulfWest Energy Inc. and B. James Ford, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.10 Indemnification Agreement between GulfWest Energy Inc. and Skardon F. Baker, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.11 Indemnification Agreement between GulfWest Energy Inc. and John Loehr, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.12 Indemnification Agreement between GulfWest Energy Inc. and Allan Keel, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.13 Letter Agreement among D.B. Zwirn Special Opportunities Fund, LP, GulfWest Oil & Gas, and Drawbridge Special Opportunities Fund, LP, dated January 7, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.14 Series G Subscription Agreement between GulfWest Energy Inc. and OCM GW Holdings, LLC dated February 28, 2005. (Previously filed with the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

          10.15 Series A Subscription Agreement between GulfWest Oil & Gas Company and OCW GW Holdings, LLC dated February 28, 2005. (Previously filed with the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

          10.16 Letter Agreement between W.L. Addison Investment, L.L.C., GulfWest Energy Inc., and Setex Oil and Gas Company dated February 24, 2005 extending Option Agreement for the Purchase of Oil and Gas Leases dated March 5, 2004. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.17 Letter Agreement between W.L. Addison Investment, L.L.C., GulfWest Energy Inc., and Setex Oil and Gas Company dated July 15, 2004 extending Option Agreement for the Purchase of Oil and Gas Leases dated March 5, 2004. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.18 Option Agreement for the Purchase of Oil and Gas Leases with W.L. Addison Investments L.L.C. dated March 5, 2004 (Previously filed.)

          10.19 Employment Agreement with Thomas R. Kaetzer. (Previously filed.)

          10.20 Consulting Agreement with Marshall A. Smith. (Previously filed.)

          10.21 Oil and Gas Property Acquisition, Exploration and Development Agreement with Summit Investment Group-Texas, L.L.C. effective December 1, 2001. (Previously filed.)

          *10.22 Employment Agreement between Tracy Price and GulfWest Energy
               Inc., dated April 1, 2005.

          *10.23 Employment Agreement between Tommy Atkins and GulfWest Energy
               Inc., dated April 1, 2005.

          *10.24 Employment Agreement between Steven Mengle and GulfWest Energy
               Inc., dated April 1, 2005.

          *10.25 Employment Agreement between Thomas R. Kaetzer and GulfWest
               Energy Inc., dated April 1, 2005.

          *22.1 Subsidiaries of the Registrant (included on page 35 of this Prospectus.)

          23.1 Consent of Jackson Walker L.L.P. (included in Exhibit 5.1).

          23.2 Consent of Weaver and Tidwell, L.L.P. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          23.3 Consent of Independent Petroleum Engineers. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          *25 Power of Attorney (included on signature page of this Amendment). *Filed Herewith


(b) The Financial Statement Schedules are incorporated by reference starting on Page F-1 of this Amendment.

ITEM 17. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended.

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act, if, in the aggregate, the changes in volume and price represent not more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         2. That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on April 6, 2005.

                GULFWEST ENERGY INC.

                      By:  /s/ Allan D. Keel
                           ----------------------------------------------
                           Allan D. Keel, Chief Executive Officer and
                           President


                                POWER OF ATTORNEY
Know all men by these presents, that each person whose signature appears below constitutes and appoints Allan D. Keel and E. Joseph Grady as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments or supplements to this Registration Statement on Form S-1, and to file the same, and with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


             Signature                                      Title                                 Date
-------------------------------------------- -----------------------------------------  -------------------------
\s\ J. Virgil Waggoner                       Chairman of the Board                           April 4, 2005
----------------------
J. Virgil Waggoner

\s\ Allan D. Keel                            President, Chief Executive Officer              April 6, 2005
---------------------
Allan D. Keel                                and Director

\s\ E. Joseph Grady                          Senior Vice President and                       April 6, 2005
------------------------------               Chief Financial Officer
E. Joseph Grady

\s\ Richard L. Creel                         Vice President Finance and
-------------------------------
Richard L. Creel                             Chief Accounting Officer                        April 6, 2005

\s\ Skardon F. Baker                         Director                                        April 4, 2005
----------------------------
Skardon F. Baker

\s\ John E. Loehr                            Director                                        April 4, 2005
-----------------
John E. Loehr

\s\ B. James Ford                            Director                                        April 1, 2005
-----------------
B. James Ford


                                Index to Exhibits

     The following documents are filed as part of this Report:

        Number Description
        ------ -----------

          3.1 Articles of Incorporation of the Registrant and Amendments thereto. (Previously filed with our Registration Statement on Form S-1, Reg. No. 33-53526, filed with the Commission on October 21, 1992.)

          3.2 Amendment to the Company's Articles of Incorporation to increase the number of shares of Class A Common Stock that the Company will have authority to issue from 20,000,000 to 40,000,000 shares, approved by the Shareholders on November 19, 1999 and filed with the Secretary of State of Texas on December 3, 1999. (Previously filed with our Definitive Proxy Statement, filed with the Commission on October 20, 1999.)

          3.3 Amendment to the Articles of Incorporation of the Registrant changing the name of the Registrant to "GulfWest Energy Inc.", approved by the Shareholders on May 18, 2001 and filed with the Secretary of Texas on May 21, 2001. (Previously filed with our Definitive Proxy Statement, filed with the Commission on April 16, 2001.)

          3.4 Bylaws of the Registrant. (Previously filed with our Registration Statement on Form S-1, Reg. No. 33-53526, filed with the Commission on October 21, 1992.)

          3.5 Statement of Resolution Establishing Series H Convertible Preferred Stock, dated February 28, 2005. (Previously filed with our Form 8-K, Reg. No. 001-12108, filed with the Commission on March 4, 2005.)

          3.6 Statement of Resolution Establishing Series G Convertible Preferred Stock, dated February 28, 2005. (Previously filed with our Form 8-K, Reg. No. 001-12108, filed with the Commission on March 4, 2005.)

          3.7 Certificate of Correction to the Statement of Resolution Establishing Series G Convertible Preferred Stock, dated March 16, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          3.8 Articles of Amendment amending Statement of Resolution Establishing Series E Preferred Stock, dated February 28, 2005. (Previously filed with our Form 8-K, Reg. No. 001-12108, filed with the Commission on March 4, 2005.)

          3.9 Articles of Amendment amending Statement of Resolution Establishing Series A Preferred Stock, dated February 28, 2005. (Previously filed with our Form 8-K, Reg. No. 001-12108, filed with the Commission on March 4, 2005.)

          3.10 Statement of Resolution Establishing and Designating a Series of Shares of GulfWest Oil & Gas Company Series A Preferred Stock, as filed with the Secretary of State of Texas on April 26, 2004. (Previously filed with our Current Report on Form 8-K dated April 29, 2004 and filed with the Commission on May 10, 2004.)

          3.11 Statement of Resolution Establishing and Designating a Series of Shares of GulfWest Energy Inc. Series D Preferred Stock, as filed with the Secretary of State of Texas on June 11, 2000. (Previously filed.)

          3.12 Statement of Resolution Establishing and Designating a Series of Shares of GulfWest Energy Inc. Series E Preferred Stock, as filed with the Secretary of State of Texas on August 14, 2001. (Previously filed with our Current Report on Form 8-K dated August 16, 2001 and filed with the Commission on August 31, 2001.)

          3.13 Statement of Resolution Establishing and Designating a Series of Shares of GulfWest Energy Inc. Series F Preferred Stock, as filed with the Secretary of State of Texas on June 18, 2003. (Previously filed.)

          4.1 Letter Agreement by and among GulfWest Energy Inc., a Texas corporation, GulfWest Oil & Gas Company and the investors listed on the signature page thereof, dated April 22, 2004. (Previously filed with our Current Report on Form 8-K, dated April 29, 2004 and filed with the Commission on May 10, 2004.)

          4.2 Warrant Agreement made by and between GulfWest Energy Inc., and Highbridge/Zwirn Special Opportunities FUND, L.P., and Drawbridge Special Opportunities Fund LP, Grantees, dated and effective April 29, 2004. (Previously filed with our Current Report on Form 8-K dated April 29, 2004 and filed with the Commission on May 10, 2004.)

          4.3 Shareholders Rights Agreement between GulfWest Energy Inc. and OCM GW Holdings, LLC dated February 28, 2005. (Previously filed with the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

          4.4 Omnibus and Release Agreement among GulfWest Energy Inc., OCM GW Holdings, LLC and those signatories set forth on the signature page thereto, dated as of February 28, 2004. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.5 Share Transfer Restriction Agreement between J. Virgil Waggoner and OCM GW Holdings, LLC, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.6 Irrevocable Proxy executed by J. Virgil Waggoner dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.7 Exchange Agreement between GulfWest Energy Inc. and GulfWest Oil & Gas Company, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.8 Letter Agreement among OCM GW Holdings, LLC, OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund III GP, LLC, Oaktree Capital Management, LLC, GulfWest Energy Inc., GulfWest Oil & Gas Company and J. Virgil Waggoner dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          4.9 Subscription Agreement among OCM GW Holdings, LLC, Allan D. Keel and those individuals listed on the signature page thereto, dated February 28, 2005. (Previously filed with the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

          5.1  Opinion of Jackson Walker L.L.P. (Previously filed.)

          10.1 Employment Agreement between Allan D. Keel and GulfWest Energy, Inc., dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.2 Employment Agreement between E. Joseph Grady and GulfWest Energy, Inc., dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.3 GulfWest Oil Company 1994 Stock Option and Compensation Plan, amended and restated as of April 1, 2001 and approved by the shareholders on May 18, 2001. (Previously filed with our Proxy Statement on Form DEF 14A, filed with the Commission on April 16, 2001.)

          10.4 GulfWest Energy Inc. 2004 Stock Option Incentive Plan. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.5 GulfWest Energy Inc. 2005 Stock Option Incentive Plan. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.6 Form of GulfWest Energy Inc. 2005 Stock Incentive Plan Stock Option Agreement. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.7 Form of Warrant Agreement. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.8 Indemnification Agreement between GulfWest Energy Inc. and J. Virgil Waggoner, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.9 Indemnification Agreement between GulfWest Energy Inc. and B. James Ford, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.10 Indemnification Agreement between GulfWest Energy Inc. and Skardon F. Baker, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.11 Indemnification Agreement between GulfWest Energy Inc. and John Loehr, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.12 Indemnification Agreement between GulfWest Energy Inc. and Allan Keel, dated February 28, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.13 Letter Agreement among D.B. Zwirn Special Opportunities Fund, LP, GulfWest Oil & Gas, and Drawbridge Special Opportunities Fund, LP, dated January 7, 2005. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.14 Series G Subscription Agreement between GulfWest Energy Inc. and OCM GW Holdings, LLC dated February 28, 2005. (Previously filed with the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

          10.15 Series A Subscription Agreement between GulfWest Oil & Gas Company and OCW GW Holdings, LLC dated February 28, 2005. (Previously filed with the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

          10.16 Letter Agreement between W.L. Addison Investment, L.L.C., GulfWest Energy Inc., and Setex Oil and Gas Company dated February 24, 2005 extending Option Agreement for the Purchase of Oil and Gas Leases dated March 5, 2004. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.17 Letter Agreement between W.L. Addison Investment, L.L.C., GulfWest Energy Inc., and Setex Oil and Gas Company dated July 15, 2004 extending Option Agreement for the Purchase of Oil and Gas Leases dated March 5, 2004. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          10.18 Option Agreement for the Purchase of Oil and Gas Leases with W.L. Addison Investments L.L.C. dated March 5, 2004 (Previously filed.)

          10.19 Employment Agreement with Thomas R. Kaetzer. (Previously filed.)

          10.20 Consulting Agreement with Marshall A. Smith. (Previously filed.)

          10.21 Oil and Gas Property Acquisition, Exploration and Development Agreement with Summit Investment Group-Texas, L.L.C. effective December 1, 2001. (Previously filed.)

          *10.22 Employment Agreement between Tracy Price and GulfWest Energy
               Inc., dated April 1, 2005.

          *10.23 Employment Agreement between Tommy Atkins and GulfWest Energy
               Inc., dated April 1, 2005.

          *10.24 Employment Agreement between Steven Mengle and GulfWest Energy
               Inc., dated April 1, 2005.

          *10.25 Employment Agreement between Thomas R. Kaetzer and GulfWest
               Energy Inc., dated April 1, 2005.

          *22.1 Subsidiaries of the Registrant (included on page 35 of this Prospectus.)

          23.1 Consent of Jackson Walker L.L.P. (included in Exhibit 5.1).

          23.2 Consent of Weaver and Tidwell, L.L.P. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          23.3 Consent of Independent Petroleum Engineers. (Previously filed with our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

          *25 Power of Attorney (included on signature page of this Amendment). *Filed Herewith